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As filed Pursuant to Rule 424(b)(3)
File No: 333-129343

NEWPAGE HOLDING CORPORATION

$125,000,000

OFFER TO EXCHANGE

$125,000,000 in Aggregate Principal Amount of Floating Rate Senior PIK Notes due 2013, Series B for
$125,000,000 in Aggregate Principal Amount of Floating Rate Senior PIK Notes due 2013, Series A,
plus notes issued in respect of interest, including Special Interest

The exchange offer will expire at 12:00 midnight, New York City time, on October 12, 2006 which is 20 business days after the commencement of the exchange offer, unless extended.

  The Offering:

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  Offered securities: the securities offered by this prospectus are floating rate senior PIK notes, which are being issued in exchange for floating rate senior PIK notes sold by us in our private placement that we consummated on May 2, 2005 and notes issued in respect of interest thereon. The new notes are substantially identical to the original notes and are governed by the same indentures governing the original notes.

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  Expiration of offering: the exchange offer expires at 12:00 midnight, New York City time, on October 12, 2006 which is 20 business days after the commencement of the exchange offer, unless extended.

  The New Notes:

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  Maturity: The floating rate senior PIK notes, which we refer to as the new notes, will mature on November 1, 2013.

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  Redemption: we can redeem the new notes on or after May 1, 2006. We are required to redeem the new notes under some circumstances involving the receipt of cash proceeds.

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  Ranking and Subordination: The new notes will be our senior unsecured obligations, and rank equally with all of our existing and future unsecured senior debt and senior to our future unsecured subordinated debt, if any. The new notes will be effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables) of our subsidiaries (including NewPage Corporation), including borrowings under NewPage Corporation's senior secured term loan facility, revolving senior secured credit facility, senior secured notes due 2012 and senior subordinated notes due 2013, as well as all other existing and future liabilities of our subsidiaries (including NewPage Corporation).

        See "Risk Factors," beginning on page 19, for a discussion of some factors that should be considered by holders in connection with a decision to tender original notes in the exchange offer.

        These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 13, 2006.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus, including the "Risk Factors" section and the financial statements and related notes.

        In this prospectus, unless otherwise noted or the context otherwise requires, the terms "we," "our," "ours," "us" and "Company" refer collectively to NewPage Holding Corporation and its consolidated subsidiaries (including NewPage Corporation) and the printing and writing papers business of MeadWestvaco Corporation, or MeadWestvaco, which was acquired by NewPage Corporation and its subsidiaries in the Acquisition. All references to the "Acquisition" refer to the completion of the acquisition of MeadWestvaco by NewPage Corporation and its subsidiaries, which was completed on May 2, 2005 (but was deemed to have been completed on April 30, 2005), simultaneously with the completion of the offering of the original notes. All references to "our predecessor" refer to the printing and writing papers business of MeadWestvaco prior to the completion of the Acquisition. All references to the "Transactions" refer to (i) the Acquisition, (ii) the borrowings under NewPage Corporation's senior secured credit facilities entered into in connection with the Acquisition and the application of the proceeds therefrom, (iii) the issuance by NewPage Corporation of its floating rate senior secured notes due 2012, 10% senior secured notes due 2012 and 12% senior subordinated notes due 2013, which are collectively referred to as the "NewPage Notes," and the application of the proceeds therefrom, (iv) the consummation of a three-year basket option contract, or the "Basket Option Contract," intended to help mitigate the adverse effects of a decline in North American coated paper prices and (v) the issuance of the original notes and the application of the proceeds therefrom. Unless otherwise indicated, all references to "NewPage Holding" refer specifically to NewPage Holding Corporation, the issuer of the original notes and the new notes, together, the "notes," excluding its subsidiaries. Unless otherwise indicated, all references to "NewPage Corporation" refer specifically to NewPage Corporation, a direct, wholly-owned subsidiary of NewPage Holding, excluding its subsidiaries. Unless otherwise indicated, references to fiscal years made in this prospectus refer to the fiscal year ended December 31st of the applicable year.

Our Company

        We believe that we are the largest coated paper manufacturer in North America, based on production capacity. We operate four integrated pulp and paper mills in Kentucky, Maine, Maryland and Michigan which, together with our distribution centers, are strategically located near attractive end-use markets, such as New York, Chicago and Atlanta. Our mills have a total annual production capacity of approximately 2.2 million short tons of coated paper and approximately 200,000 short tons of market pulp.

        Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. We have long-standing relationships with many leading publishers, commercial printers, specialty retail merchandisers and paper merchants. Our key customers include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley, in commercial printing; Williams-Sonoma, in specialty retailing; and xpedx and Unisource Worldwide, which are paper merchants.

        Since mid-2004, coated paper pricing in the U.S. has strengthened. Our weighted average coated paper prices rose from $797 per ton in 2004 to $872 per ton in 2005, an increase of 9%. During the first quarter of 2006, we announced a further $50 per ton price increase on most coated paper grades.

We announced an additional price increase in early June 2006, which started to take effect in the third quarter of 2006. Our weighted average coated paper price was approximately $894 per ton during the second quarter of 2006.

        For the year ended December 31, 2005, we generated pro forma net sales, pro forma EBITDA and pro forma income (loss) from continuing operations of $1,863 million, $222 million and ($84 million), respectively. For the six months ended June 30, 2006, we generated net sales, EBITDA and income (loss) from continuing operations of $997 million, $136 million and ($8 million), respectively. For a discussion of how we calculate pro forma income (loss) from continuing operations, see "Summary Historical and Pro Forma Combined Financial Data."

The Acquisition and Related Transactions

        On January 14, 2005, Escanaba Timber LLC, or Escanaba Timber, which is our direct parent, and MeadWestvaco entered into an equity and asset purchase agreement, referred to as the "purchase agreement," pursuant to which NewPage Corporation and its subsidiaries acquired the coated and carbonless papers group of MeadWestvaco. In connection with the Acquisition, NewPage Holding was formed as a holding company primarily to increase flexibility from an operational and financing standpoint. The purchase agreement (see "The Transactions—Purchase Agreement") and related documents contemplated the occurrence of the following events, which we collectively refer to as the "Transactions," which were completed on May 2, 2005 but was deemed to have been completed on April 30, 2005:

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  NewPage Corporation and its subsidiaries paid approximately $2.06 billion for MeadWestvaco's Coated and Carbonless Papers Group, excluding fees and expenses and subject to the closing and post-closing purchase price adjustments specified in the purchase agreement, of which $1.96 billion was paid in cash and $100 million was paid in the form of the original notes.

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  Escanaba Timber contributed $415 million of cash equity, as an investment in common stock, to us.

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  NewPage Holding issued an additional $25 million of the original notes for cash. NewPage Holding contributed the net cash proceeds from the original notes, together with the $415 million of cash contributed by Escanaba Timber to NewPage Corporation, as an investment in the common stock of NewPage Corporation.

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  NewPage Corporation entered into two senior secured credit facilities, consisting of a $750 million senior secured term loan and a $350 million senior secured asset-based revolving credit facility.

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  NewPage Corporation issued $225 million of floating rate senior secured notes due 2012 and $350 million of 10% senior secured notes due 2012.

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  NewPage Corporation issued $200 million of 12% senior subordinated notes due 2013.

        On April 6, 2005, Cerberus Capital Management, L.P. and its affiliates, or Cerberus, which is the majority equity sponsor of our indirect parent, Maple Timber Acquisition LLC, entered into the Basket Option Contract with J. Aron & Company, an affiliate of Goldman, Sachs & Co. Concurrently with the completion of the Transactions, Cerberus assigned all of its rights under the Basket Option Contract to NewPage Corporation and NewPage Corporation assumed all of Cerberus' obligations thereunder. For a further description of the Basket Option Contract, see "The Transactions—Basket Option Contract."

        We have filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of our common stock. The offering has been postponed due to market conditions. The use of proceeds for that offering includes the redemption of the notes. We cannot assure you that we will complete the initial public offering of our common stock.

Our Industry

        Demand Factors.    Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation generally tend to rise when gross domestic product, or GDP, in the United States is robust and typically decline in a sluggish economy. Since 2002, North American coated paper demand has increased slightly. U.S. GDP growth has contributed to an increase in the number of pages in advertising material and an increase in catalog circulation. U.S. coated paper demand accounts for most of North American demand.

        Supply and Capacity.    North American coated paper supply is determined by both local coated paper production and imports from sources outside North America, principally from Europe and Asia. The volume of coated paper imports is a function of (1) worldwide supply of and demand for coated paper, (2) the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, (3) market prices in North America and other markets and (4) the cost of ocean-going freight.

        North American production capacity for coated paper was flat from 2000 to 2005. North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, offset partially by capacity increases from process improvements. North American and U.S. demand exceeded supply in 2005 by 7% and 15%, respectively, and we believe that such demand will continue to exceed supply for the foreseeable future. Imports have become a structural part of the North American coated paper marketplace. We believe that North American coated paper imports will continue to increase, but that imports are likely to be moderated as a result of the factors cited in the preceding paragraph. New capacity that is expected to be brought online in China over the next few years is expected to be used primarily to satisfy Asian demand. However, if this capacity is not used primarily to satisfy Asian demand, imports into North America could further increase.

        Operating rates of North American coated paper manufacturers are a function of North American supply and demand. To the extent that North American demand remains strong and capacity and imports remain stable, operating rates for North American coated paper manufacturers are likely to remain stable or increase.

        Historical Pricing.    U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight, fluctuated between $840 and $1,240 per ton.

        For a more detailed discussion of our industry, see "Industry Overview."

Business Strategy

        The key elements of our strategy include the following:

        Maintain core focus on coated paper business.    We believe our focus on coated paper provides us with a significant competitive advantage because we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Prior to the Acquisition, our business was managed and operated as part of a larger entity, the primary focus of which was not coated paper. As a stand-alone business, we have focused our resources primarily on increasing revenues and reducing costs in the coated paper business.

        Improve productivity to further reduce costs.    Since January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins in our business.

        Enhance product mix to improve margins, cash flow and earnings.    We continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products, through increased sales to our existing customers and to new customers, in particular printers, publishers and paper merchants. From 2003 to 2005, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling Ultra® brands of paper, which are higher-end grades of coated paper, by approximately 15%. We also seek to increase our margins by focusing on more profitable customer categories and expanding our relationships with these customers.

        Enhance scale through opportunistic acquisitions and strategic partnerships.    In order to complement our organic growth prospects, we may also seek to opportunistically grow through acquisitions and strategic partnerships. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we will seek to continue to improve our absolute and relative cost position. Our ability to pursue potential acquisitions is limited by customary covenants in the indentures governing the NewPage Notes and our new senior secured credit facilities and our contractual agreement not to compete in the carbonless paper business for three years from the sale of our carbonless paper business.

Business Strengths

        We believe that our core strengths include the following:

        Largest North American manufacturer of coated paper products.    We believe that we are the largest coated paper manufacturer in North America based on production capacity and, during 2005, we believe that we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, we believe we represented approximately 22% of 2005 North American coated freesheet production capacity and approximately 14% of North American coated groundwood production capacity. We believe our leading market position enables us to provide a broad spectrum of products and the operational flexibility to adapt to our customers' specific coated paper needs.

        Well positioned to benefit from strengthening pricing environment driven by reduced capacity and improved coated paper industry operating rates.    We believe we are well positioned to benefit from price increases in the coated paper industry. Since June 2004, North American coated paper prices have been increasing, in part due to increased demand and decreased supply. Supply has decreased due to a decrease in production capacity in both North America and in Europe, which was caused primarily by the closure of some less efficient coated paper mills. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and Euro exchange rates which have affected the volume of coated paper imports from those jurisdictions into the United States, and other inflationary factors. North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, offset partially by capacity increases from process improvements. Assuming that demand remains stable or increases, we believe the decrease in production capacity and the resulting higher operating rates should enable us to reduce market downtime in 2006 compared to 2005 and to participate in any industry price increases.

        Strong relationships with attractive customer base.    We have long-standing relationships with leading publishers, commercial printers, specialty retail merchandisers and paper merchants. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our ten largest coated paper customers, which accounted for approximately 54% of our 2005 net sales, average more than 20 years. From 2003 to 2005, the revenues contributed by our top ten coated paper customers increased by approximately 21%, from approximately $832 million to approximately $1.0 billion. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

        Attractive cost position driven by low cost manufacturing facilities.    We believe that, during the fourth quarter of 2005, our coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivered product to Chicago. We attribute our manufacturing efficiency, in part, to the significant capital investments made in our mills over the last ten years. We have made capital expenditures of approximately $1.2 billion over the last ten years, including maintenance capital expenditures. In addition, since January 2002, we have meaningfully reduced costs by consolidating operations and focusing on operational efficiency. For example, since January 2002, we reduced our salaried headcount by approximately 30% and our hourly headcount by approximately 20%, shut down five of our paper machines and closed one paper mill. We believe these cost reductions, combined with our ability to generate a substantial portion of our energy needs, adjust our mix of externally and internally sourced energy and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow in the future.

        Efficient and integrated supply chain.    Coated paper customers have become increasingly focused on supply chain efficiency, reducing costs and minimizing lead times. We believe our fully-implemented scalable integrated ERP system provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

        Experienced management team with proven track record.    Our senior management team averages approximately 18 years experience in the paper and forest products industry and our management team was instrumental in the integration of Mead and Westvaco and our transition to a stand-alone business. Since the Acquisition, our management team has improved our cost structure and generated meaningful cash flow, which has allowed us to pay down a significant amount of debt, which we believe will increase the earnings power of the business. Our Chairman and Chief Executive Officer, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper.

Recent Developments

        On June 8, 2006, Rumford Falls Power Company, our indirect wholly-owned subsidiary, consummated the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine to a subsidiary of Brookfield Power Inc. for $144 million. On April 3, 2006, but effective as of April 1, 2006, we consummated the sale of our carbonless paper business to P. H. Glatfelter Company for $80 million, subject to a working capital adjustment. The carbonless paper business has been reflected as a discontinued operation in our financial statements for all periods presented.

Risk Factors

        We face certain risks in maintaining our competitive position and continuing to implement our business strategy. Prior to the Transactions, we operated as a division of MeadWestvaco. We therefore have a limited operating history as a separate company and our management has limited experience managing our business as a separate company with a significant amount of indebtedness. Our business strategy as an independent entity may not be successful on a long-term basis. Furthermore, we cannot assure you that our business' customers prior to the Transactions, when we operated as a division of MeadWestvaco, will continue to do business with us on the same terms as they did with MeadWestvaco or at all.

        Our substantial indebtedness also presents risks. As of June 30, 2006, we had aggregate indebtedness of $1,481 million (excluding $51 million in outstanding letters of credit). We are a holding company and conduct all of our operations through NewPage Corporation and its subsidiaries. The notes are not guaranteed by any of our subsidiaries, and are effectively subordinated to all of our subsidiaries' current and future indebtedness, including our borrowings under NewPage Corporation's senior secured credit facilities and the NewPage Notes. On June 30, 2006, the notes were effectively subordinated to $1,351 million of indebtedness of our subsidiaries (excluding $51 million in outstanding letters of credit) and up to an additional maximum of $224 million of indebtedness under NewPage Corporation's revolving senior secured credit facility.

        We believe that the most significant other business risks that we face include:

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  limited ability to pass through to our customers increases in our costs, including increases in energy and/or chemical costs;

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  fluctuations in the demand for our products, as a result of general economic conditions, postage rates or other factors;

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  fluctuations in the supply of coated paper in the North American market, including as a result of imports;

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  our ability to remain competitive in the marketplace;

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  our ability to obtain raw materials, including timber, chemicals and energy, at favorable prices and in sufficient quantities; and

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  our dependence on a small number of customers for a significant portion of our business.

        See "Risk Factors" for a discussion of these and certain other risks relating to our business and our indebtedness, including the new notes.

Organizational Structure

        The following chart shows our organizational structure. Except as indicated below, each entity in the chart owns 100% of the equity interests of the entity appearing immediately below it.

(1)
Maple Timber Acquisition LLC's membership interests consist of two separate series—a paper series and a timber series. The paper series consists of class A common percentage interests, class B common percentage interests, class C common percentage interests and a paper preferred interest. NewPage Investments LLC holds 91.3% of the class A common percentage interests of the paper series and 100% of the paper preferred interest. Members of our management collectively hold 8.7% of the class A common percentage interests, 100% of the class B common percentage interests and 100% of the class C common percentage interests of the paper series. The timber series consists of the timber percentage interest and the timber profits interest and is held by Escanaba Timber Investments LLC, an affiliate of Cerberus, and certain members of management and our chairman. Pursuant to the operating agreement of Maple Timber Acquisition LLC, the timber series manages the timber-related assets through Maple Timber Acquisition LLC's ownership of Escanaba Timber LLC. Similarly, the paper series manages the paper-related assets through Maple Timber Acquisition LLC's indirect ownership of NewPage Holding Corporation. For a further discussion of the equity interests in Maple Timber Acquisition LLC, see "Management—Management Restricted Percentage Interests."

Our Equity Sponsor

        Founded in 1992, Cerberus comprises one of the largest private investment firms in the world with in excess of $18 billion of capital under management. Cerberus invests in divestitures, turnarounds, recapitalizations, financial restructurings, public-to-privates and management buyouts in a variety of sectors. Some of Cerberus' past investments in the wood products or manufacturing industries include: BlueLinx, formerly Georgia Pacific's building products distribution division; Formica Corporation, a producer of decorative surfacing; and Peguform Group, a manufacturer of plastic parts for the automotive industry.

Our Corporate Information

        Our principal executive offices are located at Courthouse Plaza, NE, Dayton, Ohio 45463, and our telephone number at those offices is (877) 855-7243.

THE EXCHANGE OFFER

Expiration Date	12:00 midnight, New York City time, on October 12, 2006 which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer.
Exchange and Registration Rights
In an exchange and registration rights agreements dated May 2, 2005, the holders of our Floating Rate Senior PIK Notes due 2013 (including PIK notes issued as interest or special interest, unless otherwise indicated by the context, the "Original Notes"), series A, were granted exchange and registration rights. This exchange offer is intended to satisfy these rights. You have the right to exchange the Original Notes that you hold for our Floating Rate Senior PIK Notes due 2013 (the "New Notes"), series B, with substantially identical terms. Once the exchange offer is complete, subject to limited exceptions, you will no longer be entitled to any exchange or registration rights with respect to your Original Notes.
Accrued Interest on the New Notes and Original Notes

The New Notes will bear interest from May 1, 2006. Holders of Original Notes which are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on those Original Notes accrued to the date of issuance of the New Notes.
Conditions to the Exchange Offer
The exchange offer is conditioned upon some customary conditions which we may waive. All conditions to which the exchange offer is subject must be satisfied or waived on or before the expiration of this offer.
Procedures for Tendering Original Notes	Each holder of Original Notes wishing to accept the exchange offer must:
• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; or
• arrange for DTC to transmit required information in accordance with DTC's procedures for transfer to the exchange agent in connection with a book-entry transfer.

You must mail or otherwise deliver this documentation together with the Original Notes to the exchange agent. Original Notes tendered in the exchange offer must be in denominations of principal amount of $2,000 and integral multiples of $1,000 in excess of $2,000.

Special Procedures for Beneficial Holders

If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Notes in the exchange offer, you should contact the registered holder promptly and instruct them to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal for the exchange offer and delivering your Original Notes, either arrange to have your Original Notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.
Guaranteed Delivery Procedures	You must comply with the applicable procedures for tendering if you wish to tender your Original Notes and:
• time will not permit your required documents to reach the exchange agent by the expiration date of the exchange offer; or
• you cannot complete the procedure for book-entry transfer on time; or
• your Original Notes are not immediately available.
Withdrawal Rights	You may withdraw your tender of Original Notes at any time on or prior to 12:00 midnight, New York City time, on the expiration date, unless previously accepted for exchange.
Failure to Exchange Will Affect You Adversely

If you are eligible to participate in the exchange offer and you do not tender your Original Notes, you will not have further exchange or registration rights and you will continue to be restricted from transferring your Original Notes. Accordingly, the liquidity of the Original Notes will be adversely affected.
Federal Tax Considerations
We believe that the exchange of the Original Notes for the New Notes pursuant to the exchange offer will not be a taxable event for United States Federal income tax purposes. A holder's holding period for New Notes will include the holding period for Original Notes, and the adjusted tax basis of the New Notes will be the same as the adjusted tax basis of the Original Notes exchanged therefor. See "Certain Material U.S. Federal Income and Estate Tax Consequences."
Exchange Agent	HSBC Bank USA, National Association, trustee under the indentures under which the New Notes will be issued, is serving as exchange agent.
Use of Proceeds	We will not receive any proceeds from the exchange offer.

SUMMARY TERMS OF NEW NOTES

        The summary below describes the principal terms of the New Notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The "Description of New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the New Notes.

Issuer	NewPage Holding Corporation, a Delaware corporation.
Securities	The form and terms of the New Notes will be the same as the form and terms of the Original Notes except that:
• the New Notes will bear a different CUSIP number from the Original Notes;
• the New Notes will have been registered under the Securities Act of 1933, or the Securities Act, and, therefore, will not bear legends restricting their transfer; and
• you will not be entitled to any exchange or registration rights with respect to the New Notes.
The New Notes will evidence the same debt as the Original Notes. They will be entitled to the benefits of the indentures governing the Original Notes and will be treated under the indentures as a single class with the Original Notes.
Maturity	The New Notes will mature on November 1, 2013.
Interest Payment Dates	We will pay interest on the New Notes, payable by the issuance of additional notes, on May 1 and November 1 of each year.
Guarantees	The New Notes are not guaranteed.
Ranking and Subordination	The New Notes are our senior unsecured obligations, and rank equally with all of our existing and future unsecured senior debt and senior to our future unsecured subordinated debt, if any.
The New Notes are effectively subordinated in right of payment to all indebtedness and other liabilities (including trade payables) of our subsidiaries (including NewPage Corporation), including borrowings under NewPage Corporation's senior secured term loan facility, revolving senior secured credit facility and the NewPage Notes, as well as all other existing and future liabilities of our subsidiaries (including NewPage Corporation).
On June 30, 2006:
• we had $142 million of indebtedness, including $3 million of accrued interest, under the Original Notes;

	•	our subsidiaries had $582 million of senior secured indebtedness outstanding under our subsidiaries' senior secured credit facilities (excluding $51 million in outstanding letters of credit); this excludes up to a maximum of $224 million of additional borrowings that would be available under the revolving senior secured credit facility; the senior secured term loan facility is secured by a first lien on substantially all of NewPage Corporation and its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, intercompany debt, accounts receivables and inventory) and by a second lien on NewPage Corporation's and its domestic subsidiaries' cash, deposit accounts, intercompany debt, accounts receivable and inventory, and the revolving senior secured credit facility is secured by a first lien on NewPage Corporation's and its domestic subsidiaries' cash, deposit accounts, intercompany debt accounts receivables and inventory;
	•	our subsidiaries had $575 million of senior secured indebtedness outstanding under the floating rate senior secured notes due 2012 and the 10% senior secured notes due 2012; those notes are secured by a second lien on substantially all of NewPage Corporation's and its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivables, inventory, the capital stock of our subsidiaries and intercompany debt);
	•	our subsidiaries had $200 million of senior subordinated indebtedness outstanding, consisting solely of the 12% senior subordinated notes due 2013; and
	•	our subsidiaries had trade payables aggregating $154 million.
Optional Redemption	We may redeem some or all of the New Notes at the applicable redemption prices described under "Description of the New Notes—Optional Redemption," plus accrued and unpaid interest and special interest, if any, to the redemption date.
Mandatory Offer to Repurchase	If we sell certain assets without applying the proceeds in a specified manner, or experience certain change of control events, each holder of New Notes may require us to repurchase all or a portion of its New Notes at the purchase prices set forth in this prospectus, plus accrued and unpaid interest and special interest, if any, to the repurchase date. See "Description of the New Notes—Repurchase of Notes at the Option of Holders." Our subsidiaries' indebtedness, including pursuant to the senior secured credit facilities and the NewPage Notes, may restrict us from obtaining the requisite funds to purchase any of the New Notes, including any repurchase we may be required to make as a result of a change of control or certain asset sales. See "Risk Factors—Risks Relating to the New Notes—We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes."
Certain Indenture Provisions	The indenture governing the New Notes contains covenants that impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:
	•	incur additional indebtedness or issue disqualified stock or preferred stock;
	•	create liens;
	•	pay dividends or make other sorts of restricted payments;
	•	make investments;
	•	sell assets;
	•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;
	•	enter into transactions with our affiliates; and
	•	designate our subsidiaries as unrestricted subsidiaries.
These covenants are subject to a number of important exceptions and qualifications, which are described under "Description of the New Notes."
Federal Income Tax Considerations	Interest on the New Notes will be payable in additional New Notes. Consequently, U.S. holders of New Notes will be required to include amounts in income annually as original issue discount for U.S. Federal income tax purposes, even though no cash may yet have been received. The New Notes will be considered "applicable high yield discount obligations" that are subject to special rules for Federal income tax purposes. The exchange of Original Notes for New Notes in the registration will not be a taxable event for U.S. Federal income tax purposes. See "Certain Material U.S. Federal Income and Estate Tax Considerations" for a more detailed discussion of these and other tax consequences that may arise from holding the New Notes.
Exchange Offer; Registration Rights
You have the right to exchange the Original Notes for New Notes with substantially identical terms. This exchange offer is intended to satisfy that right. The New Notes will not provide you with any further exchange or registration rights.
Resales Without Further Registration	We believe that the New Notes issued in the exchange offer in exchange for Original Notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, if:
•	you are acquiring the New Notes issued in the exchange offer in the ordinary course of your business;
•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in the distribution of the New Notes issued to you in the exchange offer; and
•	you are not our "affiliate," as defined under Rule 405 of the Securities Act.
Each of the participating broker-dealers that receives New Notes for its own account in exchange for Original Notes that were acquired by it as a result of market-making or other activities must acknowledge that it will deliver a prospectus in connection with the resale of the New Notes. We do not intend to list the New Notes on any securities exchange.

Summary Historical and Pro Forma Combined Financial Data

        The following table sets forth historical combined financial data for our predecessor for the periods ended on and prior to April 30, 2005 and consolidated financial data for NewPage Holding and its subsidiaries for the eight months ended December 31, 2005 and the six months ended June 30, 2006. We have derived the historical consolidated financial data for the eight months ended December 31, 2005 from the audited consolidated financial statements of NewPage Holding Corporation and its subsidiaries included elsewhere in this prospectus. We have derived the historical combined financial data for the years ended December 31, 2003 and 2004 and for the four months ended April 30, 2005 from the audited combined financial statements of the printing and writing papers business of MeadWestvaco Corporation included elsewhere in this prospectus. We have derived the historical consolidated financial data for the two months ended June 30, 2005 and the six months ended June 30, 2006 from the unaudited financial statements included elsewhere in this prospectus, which reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of that information for the periods presented.

        The pro forma income statement data set forth below gives effect to the Transactions as if they had occurred on January 1, 2005. The pro forma data are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. We have not reflected the sale of our carbonless paper business or hydroelectric facilities in the pro forma statements. "See Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of Carbonless Paper Business and Hydroelectric Generating Facilities."

        The Transactions were accounted for using the purchase method of accounting. Under purchase accounting, the total Acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed.

        The following summary combined financial data should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information," "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor			Successor			Pro Forma(1)
	Year Ended December 31, 2003	Year Ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Two Months Ended June 30, 2005	Six Months Ended June 30, 2006	Year Ended December 31, 2005
				(dollars in millions, except per share amounts)
Net sales	$1,603	$1,779	$582	$1,281	$279	$997	$1,863
Cost of sales	1,603	1,746	538	1,152	259	883	1,678
Selling, general and administrative expenses	113	97	31	69	17	60	95
Goodwill impairment	—	238	—	—	—	—	—
Interest expense	10	9	21	121	38	86	173
Other (income) expense, net	(7)	(6)	(2)	18	19	(24)	16

Income (loss from continuing operations before income taxes	(116)	(305)	(6)	(79)	(54)	(8)	(99)
Income tax (benefit)	(39)	(24)	(3)	(7)	—	—	(15)

Income (loss) from continuing operations	(77)	(281)	(3)	(72)	(54)	(8)	$(84)

Income (loss) from discontinued operations	(17)	(20)	(5)	5	(5)	(15)

Net income (loss)	$(94)	$(301)	$(8)	$(67)	$(59)	$(23)

Income (loss) per share—basic and diluted:	$(1.69)	$(6.20)	$(0.07)	$(1.60)	$(1.19)	$(0.19)	$(1.86)

Income (loss) from discontinued operations	(0.38)	(0.45)	(0.10)	0.11	(0.10)	(0.33)

Net income (loss)	$(2.07)	$(6.65)	$(0.17)	$(1.49)	$(1.29)	$(0.52)

Basic and diluted weighted average number of common shares outstanding (in thousands)	45,288	45,288	45,288	45,288	45,288	45,288	45,288
	Predecessor			Successor			Pro Forma(1)
	Year Ended December 31, 2003	Year Ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Two Months Ended June 30, 2005	Six Months Ended June 30, 2006	Year Ended December 31, 2005
				(dollars in millions)
Other Financial Data:
EBITDA(2)	$101	$(100)	$82	$149	$6	$136	$222
Consolidated adjusted EBITDA(2)				199	28	145	267
Capital expenditures	66	66	14	62	9	38	76
	Predecessor		Combined Predecessor and Successor
					Successor
	Year Ended December 31,
				Six Months Ended June 30, 2005	Six Months Ended June 30, 2006
			Year Ended December 31, 2005
	2003	2004
Selected Operations Data:
Weighted average coated paper price per ton	$789	$797	$872	$868	$890
Coated paper volume sold (in thousands of short tons)	1,919	2,112	2,032	945	1,062

As of June 30, 2006
(dollars in millions)
Balance Sheet Data:
Cash and cash equivalents	$12
Working capital(3)	311
Total assets	2,061
Total debt	1,481

(1)
The pro forma income statement data gives effect to the Transactions as if they had occurred on January 1, 2005.

(2)
EBITDA is defined as net loss before interest expense, income taxes, depreciation and amortization.

        Consolidated adjusted EBITDA is defined as EBITDA for the relevant period, as adjusted primarily for the following: (1) goodwill impairment charges and non-cash compensation charges related to equity-based compensation; (2) non-cash items increasing consolidated net income will be deducted; and (3) the following amounts, to the extent deducted in computing consolidated net income for such period, will be added: (a) non-cash expenses in addition to depreciation and amortization; (b) non-recurring charges in connection with permitted acquisitions; (c) certain costs related to plant closings or the permanent shutdown of production equipment; (d) extraordinary losses; and (e) net losses from certain asset sales.

        EBITDA and consolidated adjusted EBITDA are not a measure of our performance under GAAP and not intended to represent net income (loss), as defined under GAAP, and should not be used as an alternative to net income (loss) as an indicator of performance. EBITDA and consolidated adjusted EBITDA are included in this prospectus because they are a primary component of certain covenants under our senior secured credit facilities and are a basis upon which our management assesses performance. For a more detailed discussion of the covenants, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Debt and Other Obligations" and "Description of Certain Indebtedness." In addition, our management believes EBITDA is useful to investors because it and similar measures are frequently used by securities analysts, investors and other interested parties in the evaluation of companies with substantial financial leverage.

        The use of EBITDA and consolidated adjusted EBITDA instead of net income (loss) have limitations as an analytical tool, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

  •
  EBITDA and consolidated adjusted EBITDA do not reflect our current cash expenditure requirements, or future requirements, for capital expenditures or contractual commitments;

  •
  EBITDA and consolidated adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

  •
  EBITDA and consolidated adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and consolidated adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  our measures of EBITDA and consolidated adjusted EBITDA are not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the methods of calculation.

        Because of these limitations, EBITDA and consolidated adjusted EBITDA should not be considered as discretionary cash available to us to reinvest in the growth of our business.

        The following table presents a reconciliation of net income (loss) to EBITDA and consolidated adjusted EBITDA:

	Predecessor			Successor			Pro Forma
	Year Ended December 31, 2003	Year Ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Two Months Ended June 30, 2005	Six Months Ended June 30, 2006	Year Ended December 31, 2005
				(dollars in millions)
Net income (loss)	$(94)	$(301)	$(8)	$(67)	$(59)	$(23)	$(84)
Income tax provision (benefit)	(39)	(24)	(3)	(7)	—	—	(15)
Income tax provision (benefit)—discontinued operations	(12)	(14)	(4)	3	—	—	—
Interest expense	10	9	21	121	38	86	173
Depreciation and amortization	236	230	76	99	27	73	148

EBITDA	$101	$(100)	$82	149	6	136	222

Equity award expense				1	—	7	1
Gain on sale of assets				—	—	(66)	—
Non-cash and sale-related costs of discontinued operations				—	—	18	—
Unrealized (gain) loss on option contract				25	20	45	25
Non-cash LIFO effect				10	—	(3)	5
Transition costs				14	2	8	14

Consolidated adjusted EBITDA				$199	$28	$145	$267

(3)
Working capital is defined as current assets net of current liabilities.

RISK FACTORS

        You should carefully consider the risk factors discussed below as well as the other information contained in this prospectus before deciding whether to tender the Original Notes in exchange for New Notes. The risks discussed below are what we believe to be the risks which could materially affect our business, financial condition or results of operations. If that occurs, the value of the New Notes could decline and you could lose all or part of your investment.

Risks Relating to the New Notes

  Servicing our indebtedness will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.

        Our ability to make payments on and to refinance our indebtedness, including the New Notes, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, political, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        During the year ended December 31, 2005, we expended approximately $201 million to service our indebtedness as compared to approximately $48 million during the year ended December 31, 2004. This represents an increase of approximately 300%. In addition, under our senior secured credit facility, we may be required to make mandatory prepayments under the excess consolidated cash flow requirement thereunder. For the six months ended June 30, 2006, we made such excess cash flow payments of $103 million. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If our cash flows and capital resources are insufficient to allow us to make scheduled payments on our indebtedness, we may need to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the New Notes and our senior secured credit facilities on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the New Notes, the NewPage Notes or our subsidiaries' senior secured credit facilities, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that such measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow or refinance our debt on favorable terms it could significantly adversely affect our financial condition, the value of the New Notes and our ability to make any required cash payments under the New Notes.

  Our substantial level of indebtedness could adversely affect our business, financial condition or results of operations and prevent us from fulfilling our obligations under the New Notes. For the six months ended June 30, 2006, and, on a pro forma basis after giving effect to the Transactions, the year ended December 31, 2005, our earnings would have been deficient to meet fixed charges.

        We currently have substantial indebtedness. As of June 30, 2006, we had $1,481 million of total indebtedness (excluding $51 million in outstanding letters of credit). As of June 30, 2006, our revolving senior secured credit facility also permitted additional borrowings of up to a maximum of $224 million and all of those borrowings and all other indebtedness of our subsidiaries would effectively rank senior to the New Notes. In addition, subject to restrictions in the indenture governing the New Notes and the NewPage Notes and our senior secured credit facilities, we may incur additional indebtedness. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify. For the six months ended June 30, 2006, and, on a pro forma basis after giving effect to the Transactions, for the year ended December 31, 2005, our earnings would have been deficient to meet fixed charges by $8 million and $93 million, respectively.

        Our substantial indebtedness could have important consequences to you, including the following:

  •
  it may be more difficult for us to satisfy our obligations with respect to the New Notes;

  •
  our ability to obtain additional financing for working capital, debt service requirements, general corporate or other purposes may be impaired;

  •
  we must use a substantial portion of our cash flow to pay interest and principal on our indebtedness, including NewPage Corporation's senior secured credit facilities and the NewPage Notes, which will reduce the funds available to us for other purposes;

  •
  we are more vulnerable to economic downturns and adverse industry conditions;

  •
  our ability to capitalize on business opportunities and to react to competitive pressures and changes in our industry as compared to our competitors may be compromised due to our high level of indebtedness; and

  •
  our ability to refinance our indebtedness, including the New Notes, may be limited.

        In addition, prior to the repayment of the New Notes, we will be required to refinance NewPage Corporation's senior secured credit facilities, its floating rate senior secured notes due 2012 and its 10% senior secured notes due 2012. We cannot assure you that we will be able to refinance any of our debt, including NewPage Corporation's senior secured credit facilities or the NewPage Notes, on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

  •
  sales of assets;

  •
  sales of equity; and/or

  •
  negotiations with our lenders to restructure the applicable debt.

        Our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes may restrict, or market or business conditions may limit, our ability to use some of our options.

  A substantial portion of our debt bears interest at variable rates. If market interest rates increase, it could adversely affect our cash flow.

        As of June 30, 2006, $807 million of our debt consisted of borrowings under NewPage Corporation's senior secured credit facilities and its floating rate senior secured notes due 2012. All of this debt bears interest at variable rates. If market interest rates increase, variable-rate debt will create higher debt service requirements, which could adversely affect our cash flow. As of June 30, 2006, weighted average interest rates on borrowings under the senior secured credit facilities were 8.50% and 11.40% on the floating rate senior secured notes due 2012. Each one-eighth percentage change in LIBOR would result in a $0.3 million change in annual interest expense on the floating rate notes due 2012, a $0.7 million change in annual interest expense on the term loan and, assuming the entire revolving loan were drawn, a $0.3 million change in annual interest expense on the revolving loan.

  The senior secured credit facilities of NewPage Corporation are secured by substantially all of NewPage Holding's assets and the New Notes rank junior in right of payment to indebtedness under our senior secured credit facilities to the extent of the collateral securing the senior secured credit facilities.

        NewPage Holding is a guarantor, along with the domestic subsidiaries of NewPage Corporation, of NewPage Corporation's senior secured credit facilities. Our guaranty is secured by collateral comprising substantially all of our assets. Holders of secured debt have claims that are prior to those of holders of the notes up to the value of the assets. On June 30, 2006, there was $582 million of senior secured indebtedness outstanding under the senior secured credit facilities (excluding $51 million in outstanding letters of credit). The senior secured credit facilities permitted additional borrowings of up to a maximum of $224 million under the revolving portion of the facility as of June 30, 2006. In the event that our secured creditors, including lenders under NewPage Corporation's senior secured credit facilities, exercise their rights with respect to their collateral, the secured creditors would be entitled to be repaid in full from the proceeds of those assets before those proceeds would be available for distribution to other creditors, including holders of the notes. In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured debt will have prior claim to our assets that constitute their collateral. If any of the foregoing events occur, we cannot assure you that there will be sufficient assets to pay amounts due on the notes.

  Our debt instruments, including the indentures governing the New Notes and the NewPage Notes and NewPage Corporation's senior secured credit facilities, impose significant operating and financial restrictions on us. If we default under any of these debt instruments, we may not be able to make payments on the New Notes.

        The indentures governing the New Notes and the NewPage Notes and NewPage Corporation's senior secured credit facilities impose significant operating and financial restrictions on us. These restrictions limit our ability to, among other things:

  •
  incur additional indebtedness or guarantee obligations;

  •
  repay indebtedness (including the New Notes) prior to stated maturities;

  •
  pay dividends or make certain other restricted payments;

  •
  make investments or acquisitions;

  •
  create liens or other encumbrances;

  •
  transfer or sell certain assets or merge or consolidate with another entity;

  •
  engage in transactions with affiliates; and

  •
  engage in certain business activities.

        In addition to the covenants listed above, our senior secured credit facilities require us to meet specified financial ratios and tests and restrict our ability to make capital expenditures. Any of these restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict corporate activities. See "Description of Certain Indebtedness."

        Our ability to comply with these covenants may be affected by events beyond our control, and an adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained, or if obtained, would be on terms acceptable to us. In addition, the holders of the New Notes will have no control over any waivers or amendments with respect to any debt outstanding other than the New Notes. Therefore, we cannot assure you that even if the holders of the New Notes agree to waive or amend the covenants contained in the indenture, the holders of our other debt will agree to do the same with respect to their debt instruments.

        A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements, including our inability to comply with the required financial covenants in our senior secured credit facilities, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements, if the agreements so provide, to discontinue lending, to accelerate the related debt as well as any other debt to which a cross-

acceleration or cross-default provision applies, and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds. If the lenders require immediate repayments, we will not be able to repay them and also repay the New Notes in full.

  We are a holding company and conduct all of our operations through NewPage Corporation and its subsidiaries. None of our subsidiaries have guaranteed the New Notes. Your right to receive payments on the New Notes are effectively subordinated to all existing and future indebtedness of our subsidiaries.

        We are a holding company and conduct all of our operations through NewPage Corporation and its subsidiaries. The New Notes are not guaranteed by any of our subsidiaries, and are effectively subordinated to all of our subsidiaries' current and future indebtedness, including our borrowings under NewPage Corporation's senior secured credit facilities and the NewPage Notes. As a result, in the event of the bankruptcy, liquidation or dissolution of us or any subsidiary, the assets of the applicable subsidiary would be available to pay obligations under the New Notes only after all payments had been made on the indebtedness of the applicable subsidiary. Sufficient assets may not remain after all of these payments have been made to make any payments on the New Notes and our other obligations.

        On June 30, 2006, the New Notes were effectively subordinated to $1,351 million of indebtedness of our subsidiaries (excluding $51 million in outstanding letters of credit), and up to an additional maximum of $224 million of indebtedness under NewPage Corporation's revolving senior secured credit facility. Our subsidiaries are permitted to incur substantial additional indebtedness in the future under the terms of the indentures governing the New Notes and the NewPage Notes.

  The indentures governing the NewPage Notes limit our ability to refinance or repay the New Notes.

        The indentures governing the outstanding NewPage Notes currently provide that NewPage Holding's purchase of any notes other than with the proceeds of a sale of common stock of NewPage Holding or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries) would constitute a default under those indentures. Any future indentures or other agreements relating to indebtedness to which NewPage Corporation becomes a party may contain similar restrictions and provisions. In the event a change of control or asset sale occurs at a time when NewPage Holding is prohibited from purchasing notes, NewPage Corporation could seek the consent of the holders of NewPage Notes to NewPage Holding's purchase of the New Notes or could attempt to refinance the NewPage Notes, which contain such prohibition. If NewPage Corporation does not obtain such a consent or repay such borrowings, NewPage Holding will remain prohibited from purchasing any of the New Notes. In such case, NewPage Holding's failure to purchase tendered New Notes would constitute an event of default under the indenture which could, in turn, constitute a default under the agreements governing our other indebtedness. In such circumstances, the provisions in the indentures or agreements governing such other indebtedness would likely restrict payments to the holders of the New Notes. See "Description of Certain Indebtedness."

  Despite our current indebtedness level, our subsidiaries may still be able to incur substantially more debt, which could exacerbate the risks associated with our substantial leverage.

        As of June 30, 2006, we had $1,481 million of total indebtedness, of which $582 million of indebtedness was outstanding under NewPage Corporation's senior secured credit facilities (excluding $51 million in outstanding letters of credit), and up to an additional maximum of $224 million of indebtedness thereunder. The terms of the indentures governing the New Notes and the NewPage Notes permit our subsidiaries to incur substantial additional indebtedness in the future. See "Description of Certain Indebtedness" and "Description of the New Notes." Any debt incurred by any of our subsidiaries would be effectively senior to the New Notes. If our subsidiaries incur any additional indebtedness, the related risks that we now face could intensify. See "Description of Certain Indebtedness."

  We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the New Notes.

        Upon the occurrence of a "change of control," as defined in the indenture governing the New Notes, we must offer to buy back the New Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest, if any, to the date of the repurchase. Our failure to purchase, or give notice of purchase of, the New Notes would be a default under the indenture governing the New Notes, which would also be a default under our senior secured credit facilities. See "Description of the New Notes—Repurchase at the Option of Holders—Change of Control."

        If a change of control occurs, it is possible that we may not have sufficient assets at the time of the change of control to make the required repurchase of New Notes or to satisfy all obligations under our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes. In order to satisfy our obligations, we could seek to refinance the indebtedness under our senior secured credit facilities and the indentures governing the New Notes and the NewPage Notes or obtain a waiver from the lenders or you as a holder of the New Notes. We cannot assure you that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, if at all.

  Our controlling equity holder may take actions that conflict with your interests.

        Substantially all of the voting power of our equity is held by an affiliate of Cerberus. Accordingly, Cerberus indirectly controls the power to elect our directors and officers, to appoint new management and to approve all actions requiring the approval of the holders of our equity, including adopting amendments to our constituent documents and approving mergers, acquisitions or sales of all or substantially all of our assets. The directors have the authority, subject to the terms of our debt, to issue additional indebtedness or equity, implement equity repurchase programs, declare dividends and make other such decisions about our equity.

        In addition, the interests of our controlling equity holder could conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our controlling equity holder might conflict with your interests as a note holder. Our controlling equity holder also may have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to you, as holders of the New Notes.

  The New Notes are issued with original issue discount and will be treated as "applicable high yield discount obligations."

        The New Notes are issued with original issue discount, or OID, for Federal income tax purposes. Consequently, U.S. holders of the New Notes will be required to include amounts in respect of OID in gross income for Federal income tax purposes in advance of the receipt of the cash payments to which the OID is attributable. The New Notes will also be treated for Federal income tax purposes as "applicable high yield discount obligations" that are subject to special rules. Under these rules, we will not be entitled to take a deduction for a portion of OID accruing on the New Notes for Federal income tax purposes, and the remainder of the OID will not be deductible by us until it is paid. See "Certain Material U.S. Federal Income and Estate Tax Considerations" for a more detailed discussion of the Federal income tax consequences of the acquisition, ownership or disposition of the New Notes.

Risks Relating to Our Business

  We have a very limited operating history as a separate company. Accordingly, our historical combined financial information may not be representative of our results as a separate company.

        We operated as a division of MeadWestvaco prior to the Acquisition. Therefore, we have a very limited operating history as a separate company. Our business strategy as an independent entity may not be successful on a long-term basis. We may not be able to grow our business as planned and may not remain a profitable business. In addition, the historical combined financial information included in this prospectus may not necessarily reflect what our results of operations, financial condition and cash flows would have been had we been a separate independent entity pursuing our own strategies during the periods presented. Our limited operating history as a separate entity makes evaluating our business and our future financial prospects difficult. As a result, our business, financial condition and results of operations may differ materially from our expectations based on the historical and pro forma financial information contained in the prospectus.

        Our cost structure following the Acquisition is not comparable to the cost structure that we experienced in prior periods and may not be comparable to the cost structure that we have estimated for purposes of the pro forma financial statements included in this prospectus. Our management has limited experience managing our business as a separate company with a significant amount of indebtedness. We cannot assure you that our cost structure in future periods will be consistent with our current expectations or will permit us to operate our business profitably.

  We have limited ability to pass through increases in our costs. Increases in our costs or decreases in coated paper prices could adversely affect our business, financial condition or results of operations.

        Our earnings are sensitive to price changes in coated paper. Fluctuations in pulp and paper prices (and coated paper prices in particular) historically have had a direct effect on our net income (loss) and EBITDA for several reasons:

  •
  Market prices for pulp and coated paper products are a function of supply and demand, factors over which we have limited control. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, have fluctuated since 2000 from a high of $950 per ton to a low of $705 per ton. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs.

  •
  Market prices for pulp and paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price. Thus, even though our costs may increase, our customers may not accept price increases for our products, or the prices for our products may decline.

  •
  The manufacturing of coated paper is highly capital-intensive and a large portion of our and our competitors' operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

        Therefore, our ability to achieve acceptable margins is principally dependent on managing our cost structure and managing changes in raw materials prices, which represent a large component of our operating costs and fluctuate based upon factors beyond our control. If the prices of our products decline, or if our raw material costs increase, it could have a material adverse effect on our business, financial condition and results of operations. For a further discussion of the variability of our coated paper prices and our costs and expenses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operating Results."

  The paper industry is cyclical. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

        The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated paper products tends to decline during a weak U.S. economy. Accordingly, general economic conditions may have a material adverse impact on the demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. In addition, currency fluctuations can have a significant impact on the supply of coated paper products in North America. If the U.S. dollar strengthens, imports may increase, which, in turn, would cause the supply of paper products available in the North American market to increase. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. An increased supply of paper available in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

  Actual industry performance may differ significantly from that projected in this prospectus.

        The industry projections we have included in this prospectus are inherently subject to significant business, economic and competitive uncertainties beyond our control and projections are necessarily speculative in nature. Actual industry results and trends will vary from the projections and the variations will likely be material and are likely to increase over time. Moreover, we do not intend to update or otherwise revise industry projections to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. Furthermore, our business and results of operations may deviate from industry trends, and any such deviation could be material. You are cautioned not to place undue reliance on this information.

  The markets in which we operate are highly competitive.

        Our business is highly competitive. Competition is based largely on price. We compete with numerous North American paper manufacturers. We also face competition from foreign producers, some of which are lower cost producers than we are or are subsidized by governments. Some of our competitors have advantages in one or more of the following: lower raw material and labor costs and fewer environmental and governmental regulations to comply with than we do.

        Furthermore, some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities.

        Our non-U.S. competitors may develop a competitive advantage over us and other U.S. producers if the U.S. dollar strengthens in comparison to the home currency of those competitors or ocean shipping rates decrease. If the U.S. dollar strengthens, if shipping rates decrease or if overseas supply exceeds demand, imports may increase, which, in turn, would cause the supply of coated paper products available in the North American market to increase. An increased supply of coated paper could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

        In addition, the following factors will affect our ability to compete:

  •
  product availability;

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  the quality of our products;

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  our breadth of product offerings;

  •
  our ability to maintain plant efficiencies and high operating rates and thus lower our average manufacturing costs per ton;

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  customer service and our ability to distribute our products on time; and

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  the availability and/or cost of chemicals, timber, energy and other raw materials and labor.

  If we are unable to obtain raw materials, including petroleum-based chemicals, at favorable prices, or at all, it could adversely impact our business, financial condition and results of operations.

        We have no timber holdings and purchase timber, chemicals and other raw materials from third parties. We may experience shortages of raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. The prices for many chemicals, especially petroleum-based chemicals, have been volatile and have increased over the last year. Our chemical costs increased from $154 per ton of paper produced for the year ended December 31, 2004 to $170 per ton of paper produced for the year ended December 31, 2005. We estimate that for each $1 increase in the cost of a barrel of crude oil, our annual direct energy costs and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase by approximately $3 million. Prices are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need at favorable prices, if at all. Certain specialty chemicals that we purchase are available only from a small number of suppliers. If one or any of these suppliers were to cease operations or cease doing business with us, we may be unable to obtain such chemicals at favorable prices, if at all. Chemical suppliers may be adversely affected by, among other things, hurricanes and other natural disasters. In addition, timber prices are dictated largely by demand. Timber supply also sometimes is limited by fire, insect infestation, disease, ice and wind storms, floods or other weather conditions. Any disruption in the supply of chemicals, timber or other inputs could affect our ability to meet customer demand in a timely manner and could harm our reputation. As we have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations.

  We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

        We seek to run our paper machines on a nearly continuous basis for maximum efficiency. Any unplanned plant downtime at any of our paper mills results in unabsorbed fixed costs that negatively affect our results of operations for the period in which we experienced the downtime. During the second quarter, we experienced seven days of unexpected downtime at our pulp mill in Rumford, Maine in connection with an equipment replacement. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs and/or our obligations under the New Notes. In addition, many of the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, during periods of weak demand for paper products, we have in the past and may in the future experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

  Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

        Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our total capital expenditures were $76 million in 2005, including $7 million for maintenance capital expenditures and $10 million for environmental capital expenditures related to our facilities. Capital improvements, including paper machine improvements at our mills and boiler improvements at our Escanaba facility, comprise most of the remaining capital expenditures in 2006. Through the end of the second quarter of 2006, we spent $38 million on capital expenditures. We anticipate that our available cash resources and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for the foreseeable future. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or as necessary to ensure environmental compliance, it could have a material adverse effect on our business, financial condition and results of operations.

  Rising energy or chemical prices and/or supply shortages could adversely affect our business, financial condition and results of operations.

        Although a significant portion of our energy requirements are satisfied by steam produced as a byproduct of our manufacturing process, we purchase natural gas, coal and electricity to run our mills. Energy costs have increased substantially over the last several months and are expected to remain volatile for the forseeable future. In addition, energy suppliers and chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to supply shortages and cost increases, ration the amount of energy or chemicals available to us and we may not be able to obtain, or may incur delays with respect to obtaining, the energy or chemicals we need to operate our business at acceptable prices or at all. Any significant energy or chemical shortage or significant increase in our energy or chemical costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Selected Factors that Affect our Operation Results—Cost of Sales." Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers which could limit our financial flexibility. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased recently. If these fuel surcharges continue to increase significantly, they could have a material adverse effect on our business, financial condition and results of operations.

        In addition, an outbreak or escalation of hostilities between the United States and any foreign power and, in particular, events in the Middle East, or weather events such as hurricanes, could result in a real or perceived shortage of oil and/or natural gas, which could result in an increase in energy and/or chemical prices.

  We depend on a small number of customers for a significant portion of our business.

        Our largest customer, xpedx, a division of International Paper Company, accounted for 21% of our 2005 net sales. Our ten largest customers (including xpedx) accounted for approximately 54% of our net sales for the year ended December 31, 2005. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition and results of operations, as could significant customer disputes regarding shipments, price, quality or other matters.

        Furthermore, we extend trade credit to certain of our customers to facilitate the purchase of our products, and rely on their creditworthiness. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of our significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

  Our Basket Option Contract may not protect us from decreases in our coated paper prices.

        The value of the Basket Option Contract is not specific to changes in coated paper prices, but instead is tied to market prices for a mix of commodities and currencies, which together, exhibited a correlation with the monthly average U.S. industry prices of coated paper grades No. 3 and No. 4 of 83% from December 1998 through January 2005 and 84% from January 2003 through January 2005. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million for the eight months ended December 31, 2005 and $45 million for the six months ended June 30, 2006 as a result of accounting for this contract at fair value. Although the Basket Option Contract, during its three-year term, which expires on April 6, 2008, is intended to help mitigate the adverse effect of a decline in North American coated paper prices, we cannot assure you that it will do so adequately or that the historical level of correlation will continue during the three-year term of the Basket Option Contract. Accordingly, the Basket Option Contract may not protect us from risk of financial loss in certain circumstances, including but not limited to instances in which:

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  our sales or production are less than expected;

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  we are unable to increase our prices to offset any unhedged cost increases;

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  there is a weak actual correlation between the commodities and currencies that comprise the contract and future decreases in coated paper prices;

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  there is a failure of our counterparty to perform under the Basket Option Contract; or

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  a sudden, unexpected event materially impacts commodity prices, currency rates or otherwise materially affects our business.

        Additionally, we may not be able to enter into additional hedging arrangements on a commercially reasonable basis, or at all, in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Basket Option Contract."

  Litigation could be costly and harmful to our business.

        We are involved in various claims and lawsuits from time to time. For example, in 1998 and 1999, the Environmental Protection Agency, or EPA, issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill, which we acquired in connection with the Acquisition, alleging violation of the prevention of significant deterioration, or PSD, regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against the predecessor of MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. In 2001, the Court granted MeadWestvaco's Motion for Partial Dismissal and dismissed the EPA's claims for civil penalties under the major counts of the complaint. In October 2005, the parties made their closing arguments on the first phase of this case, and each has filed for summary judgment in its favor. The Court has not ruled on these motions. MeadWestvaco has agreed to indemnify us for substantially all of our liability under these claims to the extent reserves were not previously established or liability exceeds amounts that had been budgeted by MeadWestvaco in connection with these matters. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement." However, in the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include the payment of monetary penalties and costs in connection with the installation of additional pollution control equipment. See "Business—Legal Proceedings." In addition, we may be involved in various other claims and legal actions that arise in the ordinary course of business, including claims and legal actions related to environmental laws, rules and regulations. Any of these claims or legal actions could materially adversely effect our business, results of operations and financial condition.

  Rising postal costs could weaken demand for our paper products.

        A significant portion of paper is used in catalogs and other promotional mailings. Many of these materials are distributed through the mail. The January 2006 increase in the cost of postage, or future increases, could reduce the frequency of mailings, reduce the number of pages in advertising materials and/or cause advertisers to use alternate methods to distribute their advertising materials. Any of the foregoing could decrease the demand for our products, which could materially adversely affect our business, financial condition and results of operations.

  The failure of Accenture to perform its obligations under, or the termination or expiration of, our information technology and human resources services agreements, could have a material adverse effect on our business, financial condition and results of operations.

        Our ability to effectively monitor and control our operations depends to a large extent on the proper functioning of our information technology and other business support systems. We have entered into an agreement with Accenture, under which Accenture provides a substantial portion of the information technology and human resources services necessary to support our operations. If Accenture fails to provide these services or does not do so in a satisfactory manner, it could have a material adverse effect on our business, financial condition and results of operations. If we materially breach any of our duties and/or obligations under the agreement and fail to cure such breach within 30 days, Accenture may immediately terminate the agreement. Upon any termination or expiration of our agreement with Accenture, we will need to either perform these functions internally or obtain such services from third parties. We may not be able to do so on a cost-effective basis or at all, which could have a material adverse effect on our business, financial condition and results of operations.

  Our business may suffer if we do not retain our senior management.

        We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

  A large percentage of our employees are unionized. Wage increases or work stoppages by our unionized employees may have a material adverse effect on our business, financial condition and results of operations.

        As of June 30, 2006, approximately 3,100 of our employees were represented by labor unions. As of June 30, 2006, we had nine collective bargaining agreements, of which one, covering approximately 130 employees, is up for renewal at the end of August 2006. We may become subject to material cost increases or additional work rules imposed by agreements with labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

  We depend on third parties for certain transportation services.

        We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any of our third-party transportation providers fail to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any of our transportation providers fail to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, increases in the cost of our transportation services could cause a material adverse effect on our business, financial condition and results of operations.

  We are subject to various environmental regulations that could impose substantial costs upon us and may adversely affect our operating performance.

        Our business is subject to a wide range of Federal, state and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions, wastewater discharges, solid and hazardous waste management and disposal and site remediation. Compliance with these laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of landfills to handle that waste. While we believe, based upon current information, that we are currently in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines, penalties or criminal sanctions for any failure to comply. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former paper mills or other locations where we have disposed of, or arranged for the disposal of, wastes. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement." There can be no assurance that MeadWestvaco will perform under any of its environmental indemnity obligations, which could have a material adverse effect on our financial condition and results of operations. Furthermore, in connection with the sale of our carbonless paper business, we agreed to indemnify the purchaser for certain environmental liabilities. We also could be subject to claims brought pursuant to applicable laws, rules or regulations for property damage or personal injury resulting from the environmental impact of our operations, including due to human exposure to hazardous substances. Increasingly stringent environmental requirements, more aggressive enforcement actions, the discovery of unknown conditions or the bringing of future claims may cause our expenditures for environmental matters to increase, and we may incur material costs associated with these matters. For a further discussion of environmental laws, rules and regulations that affect our business, see "Business—Environmental and Other Governmental Regulations."

  If we fail to achieve and maintain effective internal controls, it could have a material adverse effect on our business in the future.

        Although we currently are not subject to the requirements of Section 404 of the Sarbanes-Oxley Act, we are in the process of documenting and testing our internal control procedures in order to enable us to satisfy these requirements on a stand-alone basis in the future. As part of MeadWestvaco, we operated using MeadWestvaco's internal control procedures. As a stand-alone business, certain adjustments to our internal control procedures are required. We cannot assure you that this process will not be time consuming or costly. If we fail to achieve and maintain an effective internal control environment, it could have a material adverse effect on our business.

Risks Related to the Exchange Offer

  Original Notes that are outstanding after consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of Original Notes after consummation of the exchange offer may be unable to sell their Original Notes.

        Original Notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions. We did not register the Original Notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the Original Notes may be transferred only in limited circumstances under the securities laws. If you do not exchange your Original Notes in the exchange offer, you will lose your right to have the Original Notes registered under the Securities Act, subject to limited exceptions. If you continue to hold Original Notes after the exchange offer, you may be unable to sell the Original Notes.

  Some holders that exchange their Original Notes may be deemed to be underwriters, and these holders will be required to comply with registration and prospectus delivery requirements in connection with any resale transaction.

        If you exchange your Original Notes in the exchange offer for the purpose of participating in a distribution of the New Notes you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

  An active public market may not develop for the New Notes, which may hinder your ability to liquidate your investment.

        The New Notes are a new issue of securities with no active trading market, and we do not intend to list them on any securities exchange. The initial purchasers of the Original Notes are not obligated to make a market in the New Notes and may cease their market-making in the New Notes at any time. In addition, the liquidity of the trading market in the New Notes, and the market price quoted for the New Notes, may be adversely affected by changes in the overall market for fixed income securities and by changes in our financial performance or prospects or in the prospects for companies in our industry in general. As a result, an active trading market for the New Notes may not develop. If no active trading market develops, you may not be able to resell your New Notes at their fair market value or at all.

  The market price for the New Notes may be volatile.

        Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market for the New Notes, if any, may be subject to similar disruptions, which could adversely affect the value of your New Notes.

INFORMATION ABOUT THE TRANSACTION

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. Such information is available without charge to the holders of our Original Notes by contacting us at our address, which is Courthouse Plaza, NE, Dayton, Ohio 45463, or by calling us at (877) 855-7243. To obtain timely delivery of this information, you must request this information no later than five business days before October 12, 2006 which is 20 business days after the commencement of the exchange offer, unless extended. Also see "Available Information."

MARKET SHARE, RANKING AND OTHER DATA

        Information in this prospectus concerning the paper and forest products industry and our relative position in the industry is based on independent industry analyses, management estimates and competitor announcements. North American data included in this prospectus only includes data from the United States and Canada. U.S. industry pricing data included in this prospectus represents pricing from the eastern United States only. Also, any reference in industry statistics to grade No. 3 and grade No. 4 coated paper relates to 60 lb. weight and 50 lb. weight, respectively.

FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements." All statements other than statements of historical fact are "forward-looking statements" for purposes of Federal and state securities laws. Forward-looking statements may include the words "may," "plans," "estimates," "anticipates," "believes," "expects," "intends" and similar expressions. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected or assumed in our forward-looking statements. These factors, risks and uncertainties include, among others, the following:

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  our substantial level of indebtedness;

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  changes in the supply and/or demand and/or prices for our products;

  •
  the activities of competitors;

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  changes in significant operating expenses, including raw material and energy costs;

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  changes in currency exchange rates;

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  changes in the availability of capital;

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  general economic and business conditions in the United States and elsewhere in the world;

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  changes in the regulatory environment, including requirements for enhanced environmental compliance;

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  our ability to operate as a stand-alone business; and

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  the other factors described herein under "Risk Factors."

        Given these risks and uncertainties, we caution you not to place undue reliance on forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, either to reflect new developments, or for any other reason, except as required by law.

THE TRANSACTIONS

        In connection with the Transactions, MeadWestvaco and Escanaba Timber entered into an equity and asset purchase agreement, as amended, referred to as the "purchase agreement," pursuant to which NewPage Corporation acquired MeadWestvaco's printing and writing papers business, and Escanaba Timber acquired approximately 900,000 acres of timberlands and related timber operations. In addition, contemporaneously with the closing of the Transactions, we entered into certain transition service and leasing arrangements with MeadWestvaco and/or certain of its affiliates and entered into fiber supply agreements with Escanaba Timber. Furthermore, at the closing of the Transactions, certain members of our management acquired equity interests in Maple Timber Acquisition LLC, or Maple Timber Acquisition. Each of these agreements and arrangements is described below.

Purchase Agreement

        Under the purchase agreement, we acquired MeadWestvaco's printing and writing papers business and Escanaba Timber acquired forests and related operations, consisting of approximately 900,000 acres of timberlands located in or near Chillicothe, Ohio, Escanaba, Michigan and Wickliffe, Kentucky, for an aggregate purchase price of $2.3 billion, $2.2 billion of which was paid in cash and $100 million of which was paid through the issuance to MeadWestvaco by us of Original Notes, excluding fees and expenses. The portion of the purchase price paid by us for the printing and writing papers business was approximately $2.06 billion.

        We acquired the printing and writing papers business through the acquisition of the stock or other equity interests of certain subsidiaries of MeadWestvaco and other assets related to the printing and writing papers business of MeadWestvaco and its subsidiaries. Escanaba Timber directly acquired the timberlands from MeadWestvaco and certain of its subsidiaries.

        All rights, assets, obligations and liabilities of Escanaba Timber, to the extent relating to the printing and writing papers business, were allocated to us, as the purchaser of the printing and writing papers business, and, to the extent related to the timberlands, Escanaba Timber, as the purchaser of the timberlands. Accordingly, we did not assume responsibility for any of the obligations or liabilities associated with the timberlands under the purchase agreement nor did we have any rights or benefits relating to the timberlands under the purchase agreement. Conversely, Escanaba Timber did not assume responsibility for any of the obligations or liabilities relating to the printing and writing papers business nor does Escanaba Timber have any rights or benefits under the purchase agreement relating to the printing and writing papers business.

        At closing, we and Escanaba Timber entered into an Allocation and Services Agreement that provides for, among other things, appropriate allocations to be made by us and Escanaba Timber with respect to any adjustment payments such that we would be responsible for making, or would be entitled to receive, any adjustment payments that are attributable to the printing and writing papers business and Escanaba Timber would be responsible for making, or would be entitled to receive, any adjustments payments that are attributable to the timberlands.

        Under the purchase agreement, we assumed the collective bargaining agreements covering employees of the printing and writing papers business and established employee benefit plans with the same benefit levels, benefit design and employee contribution rates to which employees covered by the collective bargaining agreement were entitled immediately prior to the closing of the Transactions.

        We have also established a defined benefit pension plan for our employees who are covered by a collective bargaining agreement. Assets from MeadWestvaco's bargained hourly pension plan were transferred after closing to our plan in an amount sufficient to make our plan funded on a "termination" basis as determined under applicable Federal law in effect at closing.

        For two years after the closing, MeadWestvaco may not compete with us in the businesses purchased in the Transactions, subject to certain exceptions that allow MeadWestvaco to make investments or acquisitions of competitive businesses. To the extent MeadWestvaco acquires a business that it controls and that derives more than 25% of its revenues from activities that are competitive with us, MeadWestvaco is obligated to divest the portion of the business that is competitive within one year of acquisition and is required to first offer us the opportunity to purchase the competitive business. For two years after closing, we may not use any of the five mills we acquired in the Transactions to engage in the manufacturing or sale of paperboard or paperboard packaging products in competition with MeadWestvaco's retained paperboard or paperboard packaging businesses.

        The purchase agreement contains customary representations, warranties and covenants. For purposes of post-closing indemnification, the representations and warranties generally survive until 18 months following the closing. MeadWestvaco's representations and warranties relating to (i) taxes survive until the expiration of the applicable statute of limitations, (ii) employee benefits and labor matters survive for five years after the closing, (iii) environmental matters survive for eight years after the closing, (iv) ownership of any real property being transferred to us expire at closing to the extent we receive title insurance relating to such property and (v) organization and good standing, capital structure and authority do not expire.

        MeadWestvaco's and our obligations to indemnify each other for breaches of representations and warranties (other than environmental matters) are not triggered, subject to certain exceptions, until the other suffers losses in the aggregate of more than $23 million, and then only to the extent that such losses exceed that amount. MeadWestvaco's and our aggregate indemnification obligations are generally capped at $345 million in the aggregate, respectively, subject to certain exceptions.

        MeadWestvaco has agreed to indemnify us for eight years, subject to certain limitations and a separate $23 million deductible, for substantially all of our environmental liability, if any, arising from any historical conditions existing prior to the date of the Acquisition at any properties acquired in the Acquisition, provided those historical conditions existed solely prior to the date of the Acquisition. For those historical conditions or operations at any properties acquired in the Acquisition, where our operations after the Acquisition have contributed to the environmental condition, MeadWestvaco has agreed to indemnify us for a period of eight years, with the percentage of any indemnification for which MeadWestvaco is responsible declining from 70% to 30% over the eight year period. In addition, MeadWestvaco has agreed to indemnify us, subject to certain limitations, for environmental liabilities arising from any historical conditions or operations existing prior to the date of the Acquisition on any property not acquired in the Acquisition. This indemnity for historical off-site conditions is not subject to any deductible or any costs limitations as to time or amount.

Transition Services Agreements

        MeadWestvaco was providing human resources and information technology transition services to us and Escanaba Timber pursuant to transition services agreements. Transition services under these agreements were completed in early 2006. We also provide services to MeadWestvaco under long-term service agreements related to certain operations being retained by MeadWestvaco at our Wickliffe, Kentucky facility. Generally these services are provided at our cost.

Leases

        We lease office space from MeadWestvaco, including our Dayton headquarters, for periods ranging up to two years. The rent to be paid by us for such locations are the costs of the underlying lease, allocated between us and MeadWestvaco based on the square footage used by each of us.

Fiber Supply Agreements

        Contemporaneously with the consumation of the Acquisition, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. During November and December 2005, Escanaba Timber sold substantially all of its timberlands and we entered into amended and restated fiber supply and stumpage agreements with the new owners of the timberlands on similar terms and conditions as our prior agreements. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale. For a further discussion of these fiber supply agreements, see "Business—Raw Materials and Suppliers."

Basket Option Contract

        Contemporaneously with the completion of the Transactions, we entered into the Basket Option Contract expiring April 6, 2008, which is intended to help mitigate the effect we would experience if coated paper prices were to fall to the levels experienced from 2001 through the middle of 2003, which were the lowest prices for coated paper in the last twenty years However, we cannot assure you that the Basket Option Contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the Basket Option Contract. See "Risk Factors—Risks Relating to Our Business—Our Basket Option Contract may not protect us from decreases in our coated paper prices." The Basket Option Contract consists of a series of quarterly-settled purchased options on a complex basket of two commodities and one currency: (a) market pulp and (b) natural gas, both of which are key components of the cost to produce coated paper, and (c) the Euro, which is an indirect factor in coated paper prices in the United States, due to the effect that the Euro-Dollar exchange rate has on the volume of coated paper imports. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million and $45 million for the eight months ended December 31, 2005 and for the six months ended June 30, 2006, respectively as a result of accounting for this contract at fair value.

Management Restricted Percentage Interests

        The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. The Class A, Class B and Class C Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $150 million in distributions, and the Class C Common Percentage Interests will participate in the equity of our business only after the Class A and Class B Common Percentage Interests together have received an additional aggregate distribution of $111,164,000.

        NewPage Corporation's executive officers purchased the percentage of Class A Common Percentage Interests and Class B Common Percentage Interests which, in the aggregate, comprise 7.6% of the Class A Common Percentage Interests, 87.6% of the Class B Common Percentage Interests and 100% of the Class C Common Percentage Interests. In addition, certain other members of our management acquired Class A and Class B Common Percentage Interests of Paper Series aggregating approximately 1.1% and 12.4%, respectively, at the closing. For a further discussion of the terms of the management restricted percentage interests, see "Management—Management Restricted Percentage Interests."

USE OF PROCEEDS

        This exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the offering of the Original Notes. We will not receive any proceeds from the exchange offer. In consideration for issuing the New Notes, we will receive Original Notes with like original principal amounts. The form and terms of the Original Notes are the same as the form and terms of the New Notes, except as otherwise described in this prospectus. The Original Notes surrendered in exchange for the New Notes will not result in any increase in our outstanding debt.

        We used the net proceeds from the Original Notes, together with the proceeds from the other financings and cash equity investment described in this prospectus, to finance the Acquisition and to pay fees and expenses related to the Transactions.

CAPITALIZATION

        The following table sets forth our combined cash, cash equivalents and capitalization as of June 30, 2006. For additional information regarding our indebtedness, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and "Description of Certain Indebtedness." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2006
	(dollars in millions)
Cash and cash equivalents	$12

Long-term debt, including current portion:
Revolving senior secured credit facility	$—	(1)
Term loan senior secured credit facility	582
NewPage Corporation Notes:
Floating rate senior secured notes due 2012	225
10% senior secured notes due 2012	346	(2)
12% senior subordinated notes due 2013	198	(3)
Original Notes	130	(4)

Total long-term debt, including current portion	1,481

Stockholder's equity	212

Total capitalization	$1,693

  (1)
  Excludes $51 million of outstanding letters of credit. Our revolving senior secured credit facility provides for borrowings and issuances of letters of credit of up to $275 million. As of June 30, 2006, based on our borrowing base availability on that date, we would have had $224 million of availability under our revolving senior secured credit facility, net of outstanding letters of credit of $51 million. For a further discussion, please see "Description of Certain Indebtedness."

  (2)
  Reflects the issue price of our $350 million in aggregate principal amount of 10% senior secured notes due 2012.

  (3)
  Reflects the issue price of our $200 million in aggregate principal amount of 12% senior subordinated notes due 2013.

  (4)
  Reflects the fair market value for purchase accounting purposes of our $139 million in aggregate principal amount of floating rate senior PIK notes due 2013 plus interest paid-in-kind of $3 million.

UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND OTHER PRO FORMA INFORMATION

        The pro forma income statement data set forth below gives effect to the Transactions as if they had occurred on January 1, 2005. The Transactions refer to (i) the Acquisition, which was completed on May 2, 2005 (but was deemed to have been completed on April 30, 2005), (ii) the borrowings under NewPage Corporation's senior secured credit facilities entered into in connection with the Acquisition and the application of the proceeds therefrom, (iii) the issuance by NewPage Corporation of the NewPage Notes, and the application of the proceeds therefrom, (iv) the consummation of the Basket Option Contract, and (v) the issuance of the original notes and the application of the proceeds therefrom. See "Prospectus Summary—The Acquisition and Related Transactions." The pro forma data and other pro forma information are unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such date and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. We have not reflected the sale of our carbonless paper business or hydroelectric facilities in the pro forma statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Sale of Carbonless Paper Business and Hydroelectric Generating Facilities."

        The Acquisition was accounted for using the purchase method of accounting. Under purchase accounting, the total acquisition consideration for the printing and writing papers business was allocated to our assets and liabilities based upon the fair value of assets acquired and liabilities assumed.

        The unaudited pro forma combined financial data and other pro forma information is presented for informational purposes only and should be read in conjunction with "Selected Financial Information and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical combined financial statements including the notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

	Printing and Writing Papers Group for the Four Months Ended April 30, 2005	NewPage Holding Corporation for the Eight Months Ended December 31, 2005	Adjustments		Pro Forma NewPage Holding Corporation
	(dollars in millions, except per share amounts)
Net sales	$582	$1,281	$—		$1,863
Cost of sales	538	1,152	(12	)(1)(2)	1,678
Selling, general and administrative expenses	31	69	(5	)(2)(3)	95
Interest expense	21	121	31	(4)	173
Other (income) expense, net	(2)	18	—		16

Income (loss) from continuing operations before income taxes	(6)	(79)	(14)		(99)
Income tax (benefit)	(3)	(7)	(5	)(5)	(15)

Income (loss) from continuing operations	$(3)	$(72)	$(9)		$(84)

Income (loss) from continuing operations per share—basic and diluted					$(1.86)
Basic and diluted weighted average number of common shares outstanding (in thousands)					45,288

See accompanying notes to unaudited pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
(dollars in millions)

(1)
Reflects the reduction of $11 of historical depreciation and amortization from cost of sales associated with the reduced carrying value of plant and equipment and other assets based on the allocation of the Acquisition purchase price. Additionally, there was an increase in remaining useful lives of plant and equipment, which on a weighted average basis changed from approximately 6.2 years to 9.5 years.

(2)
Reflects the adjustment of historical costs and expenses of $2 to reflect the transfer of pension assets and liabilities from the MeadWestvaco plan. The pension adjustments reflect the ownership of certain pension assets and liabilities after the Acquisition. Prior to the Acquisition, pension and postretirement expense for the printing and writing papers group of MeadWestvaco has been determined on a multi-employer plan basis, with MeadWestvaco allocating only pension service cost to their operating units. The interest cost on the projected benefit obligation ($3) and return on pension assets ($5) at the corporate level were not so allocated. The net adjustment of $4 is primarily a result of the net credit recorded from the acquired overfunded pension plan for hourly employees. The adjustment also includes adjustments to reflect the addition of a defined contribution plan for salaried employees in connection with the Acquisition ($3) and the elimination of the historical pre-acquisition defined benefit plan for salaried employees ($3). Of the adjustment, $1 relates to cost of sales and $1 relates to selling, general and administrative expenses.

(3)
Reflects the addition of stand-alone costs that have been contractually incurred for periods subsequent to the Acquisition under the Transition Services Agreement with MeadWestvaco or other contractual arrangements and the elimination of corresponding historical costs previously allocated to us by MeadWestvaco that are no longer incurred by the successor company. Our stand-alone costs as a separate company are less than the amounts that were allocated to us by MeadWestvaco primarily as a result of our smaller corporate organization combined with a closer alignment of our corporate functions to our manufacturing operations, which are located only in the United States. For allocated costs where we did not have a replacement contractual arrangement at the date of the Acquisition, we did not make any adjustment to the historical amounts. Having transitioned all services from MeadWestvaco, we do not expect that our actual selling, general and administrative costs will vary materially from the amount disclosed in the pro forma financial statements. A summary follows:

	Four Months Ended April 30, 2005
	Stand-alone Costs	MeadWestvaco Allocation
Research and development	$2	$(3)
Information technology	2	(3)
Human resources	1	(2)
Purchasing and logistics	1	(2)
Other corporate and shared services	4	(4)

	$10	$(14)

Net decrease in selling, general and administrative costs		$(4)

(4)
Reflects the reduction of interest on historical industrial revenue bonds and pollution control revenue bonds that were defeased by MeadWestvaco at the consummation of the Acquisition and the recording of (i) interest expense resulting from the pro forma capital structure, and (ii) the amortization of financing costs over the terms of the corresponding debt. A summary follows:

Four Months ended April 30, 2005
Pro forma interest expense(a)	$49
Elimination of historical interest expense	(21)
Amortization of deferred financing fees(b)	3

Total increase in interest expense	$31

  (a)
  Represents pro forma interest expense calculated using interest rates in effect as of May 2, 2005 of (i) 5.17% on the $157 pro forma outstanding balance on the revolving senior secured credit facility, (ii) 6.17% on the $750 term loan senior secured credit facility, (iii) 9.42% on the $225 floating rate senior secured notes due 2012, (iv) 10% on the $350 senior secured notes due 2012, (v) 12% on the $200 in aggregate principal amount of 2013 senior subordinated notes and (vi) 10.38% on the $125 in aggregate principal amount of the notes. Each one-eighth of one percent change in LIBOR would result in (i) a $0.4 change in the annual interest expense on the revolving senior secured credit facility, assuming the entire revolving loan were drawn, (ii) a $0.9 change in the annual interest expense on the term loan senior secured facility, (iii) a $0.3 change in the annual interest expense on the floating rate senior secured notes due 2012 and (iv) a $156 change in the annual interest expense on the notes.

  (b)
  Deferred financing fees are amortized over the life of the various debt instruments.

(5)
To reflect the tax effect of the pro forma adjustments. Assumes the income tax rate was 38%. Federal tax was estimated at 35% and state tax at 3%, net of Federal tax benefit.

SELECTED FINANCIAL INFORMATION AND OTHER DATA

        The following table sets forth selected historical combined financial data for our predecessor for the periods ended on and prior to April 30, 2005 and for NewPage Holding and its subsidiaries for the eight months ended December 31, 2005 and the six months ended June 30, 2006. We have derived the historical consolidated financial data as of December 31, 2005 and for the eight months ended December 31, 2005 from the audited consolidated financial statements of NewPage Holding Corporation and its subsidiaries included elsewhere in this prospectus. We have derived the historical combined financial data as of December 31, 2004 and for the years ended December 31, 2004 and 2003 and the four months ended April 30, 2005 from the audited combined financial statements of the printing and writing papers business of MeadWestvaco Corporation included elsewhere in this prospectus. We have derived the historical combined data as of December 31, 2003 and 2002 and for the year ended December 31, 2002 from the audited combined financial statements of the printing and writing papers business of MeadWestvaco Corporation, which are not included in this prospectus. We have derived the historical combined data as of October 31, 2001 and for the fiscal year then ended and the historical combined data as of December 31, 2001 and for the period from November 1, 2001 to December 31, 2001 from the unaudited combined financial statements of Westvaco Corporation, which are not included in this prospectus. Prior to the merger of Mead Corporation and Westvaco Corporation on January 29, 2002, the fiscal year end of Westvaco Corporation was October 31. During 2002, Westvaco Corporation changed its fiscal year end to December 31. We have derived the historical combined financial data for the six months ended June 30, 2006 and the two months ended June 30, 2005 from the unaudited financial statements included elsewhere in this prospectus which reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of that information for the periods presented.

        The information set forth below should be read in conjunction with "Capitalization," "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the combined financial statements and the accompanying notes thereto included elsewhere in this prospectus.

	Predecessor						Successor
	Year ended October 31, 2001(1)	Two Months Ended December 31, 2001(1)	Year ended December 31, 2002(2)	Year ended December 31, 2003	Year ended December 31, 2004	Four Months Ended April 30, 2005	Eight Months Ended December 31, 2005	Two Months Ended June 30, 2005	Six Months Ended June 30, 2006
	(dollars in millions, except per share amounts)
Net sales	$719	$101	$1,602	$1,603	$1,779	$582	$1,281	$279	$997
Cost of sales	689	101	1,635	1,603	1,746	538	1,152	259	883
Selling, general and administrative expenses	47	7	113	113	97	31	69	17	60
Goodwill and asset impairment	—	—	12	—	238	—	—	—	—
Interest expense	3	1	8	10	9	21	121	38	86
Other (income) expense, net	1	1	(11)	(7)	(6)	(2)	18	19	(24)

Income (loss) from continuing operations before income taxes	(21)	(9)	(155)	(116)	(305)	(6)	(79)	(54)	(8)
Income tax (benefit)	(8)	(4)	(64)	(39)	(24)	(3)	(7)	—	—

Income (loss) from continuing operations	(13)	(5)	(91)	(77)	(281)	(3)	(72)	(54)	(8)
Income (loss) from discontinued operations	—	—	(11)	(17)	(20)	(5)	5	(5)	(15)

Net income (loss)	$(13)	$(5)	$(102)	$(94)	$(301)	$(8)	$(67)	$(59)	$(23)

Income (loss) per share—basic and diluted:
Income (loss) from continuing operations	$(0.28)	$(0.12)	$(2.02)	$(1.69)	$(6.20)	$(0.07)	$(1.60)	$(1.19)	$(0.19)
Income (loss) from discontinued operations	—	—	(0.24)	(0.38)	(0.45)	(0.10)	0.11	(0.10)	(0.33)

Net income (loss)	$(0.28)	$(0.12)	$(2.26)	$(2.07)	$(6.65)	$(0.17)	$(1.49)	$(1.29)	$(0.52)

Basic and diluted weighted average number of common shares outstanding (in thousands)	45,288	45,288	45,288	45,288	45,288	45,288	45,288	45,288	45,288

	Predecessor						Successor
	Fiscal year ended October 31,		Year ended December 31,			Four Months Ended April 30, 2005		Two Months Ended June 30, 2005	Six Months Ended June 30, 2006
							Eight Months Ended December 31, 2005
		Period from November 1, 2001 to December 31, 2001(1)
	2001(1)		2002(2)	2003	2004
	(dollars in millions)
Cash Flow Data:
Net cash provided by (used in) operating activities	$60	$—	$147	$50	$240	$2	$169	$11	$38
Net cash used in investing activities	(30)	(3)	(71)	(76)	(87)	(17)	(2,114)	(2,079)	187
Net cash (used in) provided by financing activities	(30)	3	(76)	26	(153)	15	1,946	2,069	(224)
Other Financial Data:
Capital expenditures	$30	$4	$64	$66	$66	$14	$62	$9	$38
Balance Sheet Data(3):
Working capital(4)	$106	$95	$315	$333	$274		$369	$460	$311
Property, plant and equipment, net	959	947	1,959	1,839	1,724		1,408	1,416	1,340
Total assets	1,138	1,128	3,203	3,097	2,647		2,304	2,356	2,061
Long-term debt, less current portion	35	18	151	145	145		1,677	1,801	1,475
Total debt	36	35	160	151	145		1,685	1,809	1,481
Combined equity	639	639	2,199	2,128	1,713		227	224	212
	Predecessor					Combined Successor and Predecessor		Successor
	Fiscal year ended October 31,						Six Months Ended June 30. 2005	Six Months Ended June 30 2006
			Year ended December 31,			Year Ended December 31, 2005
		Period from November 1, 2001 to December 31, 2001(1)
	2001(1)		2002(2)	2003	2004
Selected Operating Data:
Weighted average coated paper price	$925	$892	$805	$789	$797	$872	$868	$890
Coated paper volume sold (in thousands of short tons)	723	106	1,834	1,919	2,112	2,032	945	1,062

(1)
These unaudited financial statements were compiled using good faith estimates for certain components of the line items "cost of sales," "selling, general and administrative expenses" and "income taxes (benefit)" due to the unavailability of certain financial information needed to allocate corporate costs to the printing and writing papers business of Westvaco Corporation. Had the missing data been available, such historical combined financial data may have been different.

(2)
On January 29, 2002, Mead Corporation and Westvaco Corporation merged, forming MeadWestvaco Corporation. The income statement data for 2002 was derived from the historical combined financial data of our predecessor, which includes approximately eleven months of Mead's paper group's results and twelve months of Westvaco's paper group's results.

(3)
Balance sheet data is as of the end of the applicable period.

(4)
Working capital is defined as current assets net of current liabilities.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings to fixed charges presented below should be read together with our combined financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In calculating the ratio of earnings to fixed charges, earnings consist of income (loss) from continuing operations before income taxes and equity income from investee plus fixed charges and distributed income of equity investee. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease rental expense representative of the interest element.

	Predecessor						Successor			Pro Forma
	Fiscal year ended October 31,	Period from November 1, 2001 to December 31, 2001	Year ended December 31,			Four Months ended April 30, 2005	Eight Months ended December 31, 2005	Two Months ended June 30, 2005	Six Months ended June 30, 2006
Year ended December 31, 2005
	2001		2002	2003	2004
Ratio of earnings to fixed charges(1):	—	—	—	—	—	—	—	—	—	—

(1)
Earnings were deficient to meet fixed charges by $21 million, $9 million, $156 million, $107 million, $296 million, $5 million, $74 million, $55 million, $8 million, and $93 million in the fiscal year ended October 31, 2001, the period from November 1 to December 31, 2001 and each of the years ended December 31, 2002, 2003 and 2004, the four months ended April 30, 2005, the eight months ended December 31, 2005, the two months ended June 30, 2005, the six months ended June 30, 2006 and, on a pro forma basis, the year ended December 31, 2005, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations covers certain periods prior to the Transactions. Accordingly, the discussion and analysis of historical operations of our predecessor during the periods prior to the Transactions do not reflect the significant effect that the Transactions will have on us. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. We believe that this approach is beneficial to the reader by providing an easier-to-read discussion of results of operations and provides the reader with information from which to analyze our financial results that is consistent with the manner that management reviews and analyzes results of operations. Furthermore, disclosures regarding sales volumes, spending and other operational measures are determined on a comparable basis for all periods presented. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. Some of the factors that limit the usefulness of this approach include the combination of results based on different accounting bases for predecessor and successor periods, differences in capitalization and the effects resulting from the change from a division of a larger entity to a stand-alone company. You should read the following discussion together with the sections entitled "Summary Historical and Pro Forma Combined Financial Data," "Risk Factors," "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information," "Selected Financial Information and Other Data" and the combined financial statements included elsewhere in this prospectus. With respect to certain forward-looking statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, see "Forward-Looking Statements."

Overview

Company Background

        We are the largest coated paper manufacturer in North America based on production capacity. Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines and catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. On April 3, 2006 but effective as of April 1, 2006, we consummated the sale of our carbonless paper business, including our paper mill in Chillicothe, Ohio and our converting facility in Fremont, Ohio, to P. H. Glatfelter Company for $80 million, subject to working capital adjustments. The carbonless paper business has been presented as a discontinued operation for all periods presented. See "—Sale of Carbonless Paper Business and Hydroelectric Generating Facilities" and "—Results of Operations—Segment Data—Carbonless Paper."

The Transactions

        On January 14, 2005, Escanaba Timber and MeadWestvaco entered into the purchase agreement, pursuant to which NewPage Corporation and its subsidiaries acquired the printing and writing papers business of MeadWestvaco. In connection with the purchase agreement, NewPage Holding was formed as a holding company primarily to maximize flexibility from an operational and financing standpoint.

        The following events occurred simultaneously with the consummation of the Acquisition, which was completed on May 2, 2005 but was deemed to have been completed on April 30, 2005:

  •
  NewPage Corporation and its subsidiaries paid approximately $2.06 billion for MeadWestvaco's printing and writing papers business, excluding fees and expenses, of which $1.96 billion was paid in cash and $100 million was paid in the form of the Original Notes.

  •
  Escanaba Timber contributed $415 million of cash equity, as an investment in common stock, to NewPage Holding.

  •
  NewPage Holding issued $100 million of the Original Notes to MeadWestvaco as part of the consideration and an additional $25 million of the Original Notes for cash. NewPage Holding contributed the net cash proceeds from the Original Notes, together with the $415 million of cash contributed by Escanaba Timber, to NewPage Corporation, as an investment in the common stock of NewPage Corporation.

  •
  NewPage Corporation entered into two senior secured credit facilities, consisting of a $750 million senior secured term loan and a $350 million senior secured asset-based revolving credit facility.

  •
  NewPage Corporation issued $225 million of floating rate senior secured notes due 2012 and $350 million of 10% senior secured notes due 2012.

  •
  NewPage Corporation issued $200 million of 12% senior subordinated notes due 2013.

        On April 6, 2005, Cerberus entered into the Basket Option Contract with J. Aron & Company. Concurrently with the completion of the Transactions, Cerberus assigned all of its rights under the Basket Option Contract to NewPage Corporation, and NewPage Corporation assumed all of Cerberus' obligations, thereunder. For a further description of the terms and conditions of the Basket Option Contract, see "The Transactions—Basket Option Contract."

Sale of Carbonless Paper Business and Hydroelectric Generating Facilities

        On April 3, 2006, but effective as of April 1, 2006, we consummated the sale of our carbonless paper business, including our paper mill in Chillicothe, Ohio and our converting facility in Fremont, Ohio, to P. H. Glatfelter Company for $80 million. P. H. Glatfelter has recently informed us that they believe they are due a working capital adjustment of approximately $2 million. We are in the process of reviewing their calculations. This divestiture of our carbonless paper business reflects our desire to focus on our core business of coated paper. We present the carbonless paper business as a discontinued operation.

        On June 8, 2006, Rumford Falls Power Company, our indirect wholly-owned subsidiary, consummated the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine to a subsidiary of Brookfield Power Inc. for a cash sales price of $144 million.

Selected Factors that Affect our Operating Results

  Net Sales

        Our net sales are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors, such as the strength of the U.S. economy, that are largely out of our control. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. Coated paper purchases typically are made by customers pursuant to purchase orders on an as-needed basis, and generally are not made under contracts that provide for fixed prices or minimum volume commitments. We have not experienced significant changes in our customer relationships subsequent to the Acquisition. Uncoated paper and pulp prices historically have not materially affected our operating results because uncoated paper and pulp have not comprised a material portion of our net sales.

        Our earnings are sensitive to price changes for our principal products, with price changes in coated paper having the greatest effect. Fluctuations in pulp and paper prices historically have had a direct effect on our results for several reasons:

  •
  Market prices for pulp and paper products are a function of supply and demand, factors over which we have limited control.

  •
  Market prices for pulp and paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in our costs to our customers absent increases in the market price.

  •
  The manufacturing of paper is highly capital-intensive and a large portion of our and our competitors' operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs.

        See "Our Industry" for a discussion of the market for coated paper, coated paper prices and factors that have historically affected prices and volumes in our industry.

  Cost of Sales

        The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance and depreciation and amortization. Costs for commodities, which include chemicals, wood and energy, are the most variable component of our cost of sales, because the prices of many of the commodities that we use can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce. We do not track timber, energy or chemicals on a cost of sales basis, but instead track these costs on a cost of production basis. Cost of production is calculated using the cost for the number of tons of paper we produce instead of the cost for the number of tons of paper we sell.

        Chemicals.    Certain chemicals used in the paper-making process are petroleum-based and fluctuate with the price of crude oil. We estimate that for each $1 increase in the cost of a barrel of crude oil, our direct energy costs and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase by approximately $3 million. Additionally, increases in the price of crude oil have affected the cost of certain papermaking chemicals, purchased energy, and logistics and distribution. Overall, we expect crude oil and energy costs to remain volatile for the foreseeable future. The price for the largest component of our chemical costs, latex, has historically been volatile. The price of latex increased significantly during 2005 as compared to 2004, increasing by 28% in 2005 compared to 2004, and we expect the price of latex to remain volatile throughout the near term.

        Wood.    Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a portion of our wood requirements, purchases under these agreements are typically at market rates.

        Energy.    We produce a large portion of our energy requirements, historically purchasing approximately 50% of our energy needs for our coated paper mills from third-party suppliers. The energy we purchase from third-party suppliers consists of electricity and fuel used by us, primarily consisting of natural gas and coal, to generate some of our own energy. We expect energy costs to remain volatile for the foreseeable future. As prices fluctuate, we have the ability to switch between certain energy sources within constraints in order to minimize costs. On June 8, 2006, we consummated the sale of two hydroelectric-generating facilities totaling 39 megawatts of capacity located on the Androscoggin River in Rumford, Maine. Between the hydroelectric-generating facilities and the cogeneration facility operated by Rumford Cogeneration Partners, we historically generated more electricity than the Rumford paper mill could utilize and sold excess electricity to third parties. As a result of the sale of the hydroelectric-generating facilities, we believe that our power generation and usage at that location will be more closely aligned. In addition, we expect that our energy costs will increase after the sale of the hydroelectric-generating facilities as a result of the loss of sales of excess electricity and the need to replace electricity utilized from the hydroelectric-generating facilities with electricity from our cogeneration partnership at market rates.

        Labor costs.    Labor costs include wages, salary and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis in accordance with our union contracts. Management employees at our mills are compensated on a salaried basis. Wages, salary and benefit expenses do not vary significantly over the short term. The size of our hourly labor force is not expected to increase. In addition, we have not experienced significant labor shortages.

        Maintenance.    Maintenance expense includes day-to-day maintenance, equipment repairs and larger maintenance projects, such as paper machine shutdowns for annual maintenance. Day-to-day maintenance expenses have not varied significantly from year to year. Larger maintenance projects and equipment expenses can produce year to year fluctuations in our maintenance expenses. In conjunction with our annual maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

        Depreciation and amortization.    Depreciation and amortization expense for our assets associated with our mill operations is included in cost of sales. Depreciation and amortization expense for our assets associated with our non-mill related assets is included in selling, general and administrative expense. Depreciation and amortization expense has been lower after the Acquisition as a result of the lower asset bases assigned to property, plant and equipment. Under purchase accounting, the total acquisition consideration was allocated to our assets and liabilities based upon management's estimates of fair value. Depreciation and amortization expense has been lower in the successor period as a result of lower asset bases and longer average remaining useful lives assigned to property, plant and equipment after the Acquisition. The remaining useful lives of plant and equipment increased on a weighted-average basis from approximately 6.2 years to 9.5 years.

  Selling, General and Administrative ("SG&A") Expenses

        The principal components of our SG&A expenses are wages, salaries and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to our information technology systems and research and development expenses. Our SG&A expenses have not historically fluctuated significantly from year to year. We expect that our SG&A expenses will decrease as compared to prior to the Acquisition as a result of the elimination of corporate allocations that were charged to us by MeadWestvaco prior to the Acquisition that are not related to our business as a stand-alone company, partially offset by an increase in SG&A expenses that we expect to incur directly as a stand-alone company, such as costs for information, technology, legal and finance support and human resources. In addition, we increased the use of incentive based compensation for our management, which more closely ties a portion of their compensation to the achievement of performance targets. Certain senior management entered into employment agreements as of the date of the Acquisition, which provide for a base salary and specified incentive compensation targets. See "Management—Employment Agreement/Employment Letters."

  Interest

        MeadWestvaco only allocated interest expense to our predecessor for borrowings specifically related to certain mill operations. These borrowings were repaid prior to the Acquisition or were retained by MeadWestvaco. Our interest expense is substantially higher as a result of the financing arrangements related to the Acquisition.

  Taxes

        For periods prior to the Acquisition, our predecessor was included in the consolidated income tax returns of MeadWestvaco. Income taxes have been presented based on a calculation of the income tax benefit we would have generated if we had operated as a separate taxpayer. However, pursuant to the Acquisition purchase agreement, any prior tax benefits were retained by MeadWestvaco. For Federal income tax purposes, the Acquisition is being treated as an asset purchase and we generally will have a tax basis in the acquired assets equal to the purchase price. For the period subsequent to the Acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor's history of losses over the past three years.

Results of Operations

        The following table sets forth our historical results of operations for the periods indicated below. For comparison purposes, we have presented the results of operations for the year ended December 31, 2005 on a combined basis, consisting of the historical results of our predecessor for the four months ended April 30, 2005, and the historical results of operations of the successor for the eight months ended December 31, 2005. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. The information in this section should be read in conjunction with the discussion included in "—Selected Factors that Affect our Operating Results," the pro forma data included in "Unaudited Pro Forma Combined Financial Data And Other Pro Forma Information" and the combined financial statements included elsewhere in this prospectus.

	Predecessor
	Year ended December 31,
					Four Months Ended April 30, 2005
	2003	% of Net sales	2004	% of Net sales		% of Net Sales
	(dollars in millions)
Net sales	$1,603	100.0%	$1,779	100.0%	$582	100.0%
Cost of sales	1,603	100.0%	1,746	98.2%	538	92.6%
Selling, general and administrative expenses	113	7.0%	97	5.5%	31	5.3%
Goodwill impairment	—	0.0%	238	13.4%	—	0.0%
Interest expense	10	0.6%	9	0.5%	21	3.5%
Other (income) expense, net	(7)	(0.4)%	(6)	(0.4)%	(2)	(0.4)%

Income (loss) from continuing operations before income taxes	(116)	(7.2)%	(305)	(17.2)%	(6)	(1.0)%
Income tax (benefit)	(39)	(2.4)%	(24)	(1.4)%	(3)	(0.5)%

Income (loss) from continuing operations	(77)	(4.8)%	(281)	(15.8)%	(3)	(0.5)%
Income (loss) from discontinued operations	(17)	(1.0)%	(20)	(1.1)%	(5)	(0.8)%

Net income (loss)	$(94)	(5.8)%	$(301)	(16.9)%	$(8)	(1.3)%

							Non-GAAP
	Successor						Combined Succesor and Predecessor
	Eight Months Ended December 31, 2005	% of Net sales	Two Months Ended June 30, 2005	% of Net sales	Six Months Ended June 30, 2006	% of Net sales	Year Ended December 31, 2005	% of Net sales	Six Months Ended June 30, 2005	% of Net sales
	(dollars in millions)
Net sales	$1,281	100.0%	$279	100.0%	$997	100.0%	$1,863	100.0%	$861	100.0%
Cost of sales	1,152	89.9%	259	92.9%	883	88.5%	1,690	90.8%	797	92.7%
Selling, general and administrative expenses	69	5.4%	17	6.1%	60	6.1%	100	5.4%	48	5.6%
Interest expense	121	9.4%	38	13.7%	86	8.7%	142	7.6%	59	6.8%
Other (income) expense, net	18	1.5%	19	6.7%	(24)	(2.4)%	16	0.8%	17	1.9%

Income (loss) from continuing operations before income taxes	(79)	(6.2)%	(54)	(19.4)%	(8)	(0.9)%	(85)	(4.6)%	(60)	(7.0)%
Income tax (benefit)	(7)	(0.6)%	—	—	—	—	(10)	(0.6)%	(3)	(0.4)%

Income (loss) from continuing operations	(72)	(5.6)%	(54)	(19.4)%	(8)	(0.9)%	(75)	(4.0)%	(57)	(6.6)%
Income (loss) from discontinued operations	5	0.3%	(5)	(1.6)%	(15)	(1.5)%	—	—	(10)	(1.1)%

Net income (loss)	$(67)	(5.3)%	(59)	(21.0)%	$(23)	(2.4)%	$(75)	(4.0)%	$(67)	(7.7)%

First Half 2006 Successor Compared to First Half 2005 Combined Successor and Predecessor

        Net sales.    Net sales for the first half of 2006 were $997 million compared to $861 million for the first half of 2005, an increase of 15.9%. The increase was largely the result of an increase in coated paper sales volume from 945,000 tons in the first half of 2005 to 1,062,000 tons in the first half of 2006 and an increase in average coated paper prices from $868 per ton in the first half of 2005 to $890 per ton in the first half of 2006. The increase in coated paper sales volume was largely caused by increased demand and recent industry capacity closures. Generally, operating rates in the coated paper markets continued to improve in the first half of 2006 and we believe that business drivers such as capacity closures, Gross Domestic Product ("GDP") growth and advertising spending remain favorable to us in realizing higher sales prices.

        Gross margin.    Cost of sales for the first half of 2006 was $883 million compared to $797 million for the first half of 2005. Our gross margin for the first half of 2006 improved to 11.5%, compared to 7.3% for the first half of 2005. The higher gross margin was due to higher sales prices, productivity improvement initiatives, lower depreciation and amortization expense and lower maintenance costs, offset by higher wood, energy, and chemical costs. Depreciation and amortization expense decreased to $73 million in the first half of 2006 from $88 million in the first half of 2005 as a result of lower asset bases and longer average remaining useful lives assigned to property, plant and equipment after the acquisition. Wood costs increased due to higher logistics costs for deliveries to the mills and logging expenses, caused primarily from higher fuel costs. Increases in the price of crude oil have affected the cost of certain papermaking chemicals, purchased energy, and logistics and distribution. Energy costs in the first half of 2006 increased sharply over the first half of 2005 as a result of higher prices for refined petroleum products. The increase in the cost of chemicals was primarily driven by increases in latex prices, which historically have been volatile, fluctuating with the price of crude oil. Overall, we expect crude oil and energy costs to remain volatile for the foreseeable future.

        Maintenance expense.    Maintenance expense at our mills totaled $79 million and $89 million in the first half of 2006 and 2005. In conjunction with our annual maintenance shutdowns, we have incidental incremental costs for the first half of 2006 and 2005 of $3 million and $4 million that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

        Selling, general and administrative.    Selling, general and administrative expenses were $60 million for the first half of 2006 compared to $48 million for the first half of 2005. The increase was primarily a result of higher transitional costs of $8 million in the first half of 2006, compared to $2 million in the first half of 2005, relating to the setup of our business as a stand-alone business and equity award expense recognized for our former chief executive officer of $6 million. As a percentage of net sales, selling, general and administrative expenses increased in the first half of 2006 to 6.1% from 5.6% in the first half of 2005.

        Interest expense.    Interest expense for the first half of 2006 was $86 million compared to $59 million for the first half of 2005 primarily as a result of the interest expense incurred on the debt issued to finance the acquisition. For periods prior to the acquisition, interest expense relates to long-term debt specifically related to certain mill facilities.

        Other (income) expense.    Other (income) expense for the first half of 2006 primarily consists of a gain of $66 million on the sale of two hydroelectric generating facilities and a non-cash loss of $45 million determined based on the mark-to-market value of a purchased option contract to which we do not apply hedge accounting treatment. Other (income) expense for the first half of 2005 primarily consists of a non-cash loss of $20 million on the purchased option contract.

        Income tax (benefit).    We recorded no income tax expense for the first half of 2006 compared to an income tax benefit of $3 million for the first half of 2005. For the periods subsequent to the acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our and our predecessor's history of losses over the past three years.

        In July 2005 the Emerging Issues Task Force issued EITF Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies and changes the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company, L.P., a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. Prior to January 1, 2006 we accounted for this investment using the equity method of accounting. As of January 1, 2006 we consolidated the limited partnership. The consolidation did not have a material effect on our financial position, results of operations, or compliance with our debt covenants

2005 Combined Successor and Predecessor Compared to 2004 Predecessor

        Net sales.    Net sales for 2005 were $1,863 million compared to $1,779 million for the 2004, an increase of 4.7%. The increase was largely the result of an increase in average coated paper prices to $872 per ton in 2005 from $797 per ton in 2004. This increase was partially offset by a decrease in coated paper sales volume to 2,032,000 tons in 2005 from 2,112,000 tons in 2004. The decrease in coated paper sales volume was largely caused by a slowdown in industry demand in the second quarter of 2005, which we believe was due to lower advertising spending and customer inventory reductions, and by a management decision to discontinue sales of certain low margin paper sold during the beginning of 2004. During 2005 we took market-related downtime that we believe reduced our production by 57,000 tons of coated paper compared to market-related downtime in 2004 that we believe reduced our production by 27,000 tons of coated paper.

        Gross margin.    Cost of sales for 2005 was $1,690 million compared to $1,746 million for 2004, a decrease of 3.2%. Our gross margin for 2005 improved to 9.2%, compared to 1.8% for the year 2004. The higher gross margin was due to higher sales prices, product mix improvements, productivity improvement initiatives and lower depreciation and amortization expense, offset by higher wood, energy and chemical costs and more market-related downtime. We improved product mix by selling a more profitable mix of products to existing customers and discontinuing sales of certain low margin paper sold during the beginning of 2004. Depreciation and amortization expense decreased to $159 million in 2005 from $182 million in 2004 as a result of lower asset bases and longer average remaining useful lives assigned to property, plant and equipment after the Acquisition. Wood costs increased due to higher logistics costs for deliveries to the mills and logging expenses, caused primarily from higher fuel costs. Energy costs in 2005 increased sharply over 2004 as a result of temporarily lower industry supply of natural gas and refined petroleum products. The increase in the cost of chemicals was primarily driven by increases in latex prices, which historically have been volatile, fluctuating with the price of crude oil.

        Maintenance expense.    Maintenance expense at our mills totaled $173 million and $171 million in 2005 and 2004 respectively. In conjunction with our annual maintenance shutdowns, we had incidental incremental costs for 2005 and 2004 of $7 million and $12 million, respectively, that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of normal operations of our mills.

        Selling, general and administrative.    Selling, general and administrative expenses were $100 million for 2005 compared to $97 million for 2004, an increase of 2.9%. The increase was a result of an increase of $20 million in SG&A expenses that we incurred directly as a stand-alone company, such as costs for information technology, legal and finance support and human resources, partially offset by the elimination of corporate charges of $34 million that were allocated to us by MeadWestvaco that are not related to our business. In addition, we incurred transitional costs of $14 million relating to the setup of our business as a stand-alone business, including professional services and consulting costs related to information technology, human resources and finance. We expect that the transitional costs will continue into 2006 as we complete our information technology and human resources transitions. As a percentage of net sales, selling, general and administrative expenses decreased in 2005 to 5.4% from 5.5% in 2004.

        Goodwill impairment.    A pretax impairment charge was recorded in 2004 of $238 million for an impairment of goodwill. The goodwill resulted from the merger of Mead and Westvaco in January 2002.

        Interest expense.    Interest expense for 2005 was $142 million compared to $9 million for 2004 primarily as a result of the interest expense of $121 million incurred on the debt issued to finance the Acquisition. For periods prior to the Acquisition, interest expense relates to long-term debt specifically related to certain mill facilities.

        Other (income) expense.    Other (income) expense for 2005 primarily consists of an unrealized loss of $25 million determined based on the mark-to-market value of a purchased option contract to which we do not apply hedge accounting.

        Income tax (benefit).    Income tax benefit for 2005 was $10 million compared to $24 million for 2004. For the period subsequent to the Acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal and certain state income taxes as it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor's history of losses over the past three years. In accordance with SFAS No. 109, we have allocated $3 million of tax expense to other comprehensive income and $3 million of tax expense to income from discontinued operations and the corresponding offsets as an allocation to tax benefit from continuing operations.

2004 Compared to 2003

        Net sales.    Net sales for 2004 were $1,779 million compared to $1,603 million for 2003, an increase of 11.0%. The increase was largely the result of increased demand for coated paper throughout most of 2004 and, to a lesser extent, coated paper price increases beginning late in the second quarter of 2004. Coated paper tons sold increased from 1,919,000 tons to 2,112,000 tons. The average price per ton for coated paper increased from $789 per ton in 2003 to $797 per ton in 2004. During 2004, the prices for our coated paper fluctuated significantly, averaging $769 per ton on a weighted average basis during the first half of the year and rising to a weighted average of $825 per ton during the second half of the year. During 2003, the weighted average prices for our coated paper were $811 per ton during the first half of the year and fell to a weighted average price of $770 per ton during the second half of the year.

        Gross margin.    Cost of sales for 2004 was $1,746 million compared to $1,603 million for 2003, an increase of 8.9%. Our gross margin for 2004 improved to 1.8%, an increase of 1.8% over 2003, due to savings from cost reductions programs, product mix improvements and less market downtime. Market-related downtime was lower due to order backlogs and strong customer demand. We believe that market-related downtime in 2004, most of which occurred in the first quarter, reduced our production by 37,000 tons. We believe that market-related downtime in 2003 reduced our production by 44,000 tons.

        Selling, general and administrative.    Selling, general and administrative expenses were $97 million for 2004 compared to $113 million for 2003, a decrease of 13.6%. Restructuring expenses relating to the 2002 merger of Mead and Westvaco were higher in 2003. As a percentage of net sales, selling, general and administrative expenses decreased in 2004 to 5.5% from 7.0% in 2003. This decrease, as a percentage of net sales, was principally due to the restructuring expenses in 2003 relating to the merger of Mead and Westvaco, offset in part by increased sales volume in 2004.

        Goodwill impairment.    We recorded a pretax impairment charge of $238 million for an impairment of goodwill. The goodwill resulted from the merger of Mead and Westvaco in January 2002.

        Income tax (benefit).    The effective tax rate for 2004 decreased to approximately 8.0% from 32.6% for 2003. The effective tax rate decreased in 2004 primarily as a result of a nondeductible goodwill charge to earnings in 2004 of $238.0 million and the establishment of valuation allowances against state income tax carry-forward benefits in 2004. Without the goodwill and valuation allowance effects in 2004, the annual effective tax rates for 2003 and 2004 were higher than the statutory rate due to the composition and mix of our earnings and losses in certain domestic tax jurisdictions.

Carbonless Paper Business

        Net sales.    Net sales for our former carbonless paper segment were $106 million for the first quarter of 2006 and $208 million in the first half of 2005.

        Net sales for our former carbonless paper segment increased to $418 million in 2005 from $397 million in 2004, an increase of 5.1%. The sales increase was driven by an increase in sales prices per ton of carbonless and uncoated paper and an increase in uncoated volume offset slightly by lower volumes of carbonless paper. The average price per ton of paper for this segment decreased to $1,247 per ton in 2005 from $1,265 per ton in 2004, largely driven by a higher mix of uncoated paper sales in 2005.

        Net sales for our former carbonless paper segment increased to $397 million in 2004 from $386 million in 2003, an increase of 2.8%.

        Loss from discontinued operations.    The former carbonless segment incurred a pre-tax loss of $15 million in the first half of 2006, compared to a pre-tax loss of $13 million in the first half of 2005. The increase in the segment loss from the first half of 2005 to the first half of 2006 was largely a result of a net loss from the sale of the business of $18 million partially offset by lower depreciation and amortization expense of $17 million.

        The former carbonless paper segment incurred a loss before taxes of $1 million in 2005, compared to a loss before taxes of $34 million in 2004. The decrease in the segment loss during 2005 was largely due to lower depreciation and amortization expense of $32 million for the eight months subsequent to the Acquisition and productivity initiatives that were not in place during 2004, offset by higher costs for energy, wood and chemicals. We took market-related downtime in 2005 of 11,000 tons compared to 10,000 tons of market-related downtime in 2004.

        The former carbonless paper segment incurred a loss before taxes of $34 million in 2004, compared to a loss before taxes of $29 million in 2003. The increase in the segment loss during 2004 compared to 2003 was largely due to an increase in research and development costs of $5 million, which was offset in part by the reduction in market-related downtime from 17,000 tons in 2003 to 10,000 tons in 2004.

Effects of Inflation

        While inflationary increases in certain costs, such as energy, wood and chemical costs, have had a significant effect on our operating results over the past three years, changes in general inflation have had a minimal effect on our operating results in each of the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets than by inflationary factors. Certain of our costs, including the prices of energy, wood and chemicals that we purchase, can fluctuate substantially, sometimes within a relatively short period of time, and can have a significant effect on our business, financial condition and results of operations. For example, we estimate that for each $1 increase in the cost of a barrel of crude oil, our direct energy costs and indirect costs, such as costs for transportation and petroleum-derived chemicals, increase approximately $3 million. For a more detailed discussion of the impact of our commodity costs on our results of operations, see "—Selected Factors that Affect our Operating Results—Cost of Sales."

Seasonality

        We are exposed to fluctuations in quarterly sales volumes and expenses due to seasonal factors. These seasonal factors are common in the coated paper industry. The first quarter is typically a lighter sales volume quarter with some inventory build in anticipation of maintenance outages to be taken in the second quarter and higher sales volumes in the third quarter. Our second quarter typically begins to build to higher sales rate and has historically been our quarter with the highest maintenance spending as a result of scheduled annual maintenance shutdowns. Our third quarter is typically our strongest sales quarter, reflecting a substantial increase in sales volume as printers prepare for year-end holiday catalogs and advertising. Our accounts receivable and payable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. The fourth quarter is typically our second strongest sales quarter as printing for year-end holidays continues. We expect these trends to continue for the foreseeable future, except that we intend to manage our maintenance schedules so that maintenance costs are incurred more evenly throughout the year.

Liquidity and Capital Resources

        We expect that cash generated from operating activities and availability under our revolving senior secured credit facility will be our principal sources of liquidity. Based on our current level of operations, we believe our cash flow from operations and available borrowings under our revolving senior secured credit facility will be adequate to meet our liquidity needs for at least the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our senior secured credit facilities in an amount sufficient to enable us to repay our indebtedness, including the New Notes, or to fund our other liquidity needs. NewPage Holding is a holding company and conducts all of its operations through NewPage Corporation and its subsidiaries. NewPage Holding has no independent assets or operations other than its investment in NewPage Corporation. The ability to repay the New Notes will be dependent on the ability of NewPage Corporation to distribute funds to NewPage Holding or of NewPage Holding to raise sufficient funds from issuing capital stock. Currently, NewPage Corporation's existing indebtedness, which matures prior to the New Notes, significantly limits its ability to make distributions to NewPage Holding. Prior to the maturity of the New Notes on November 1, 2013, we are not required to pay cash interest on the New Notes.

        As of June 30, 2006, there were no borrowings outstanding under the revolving senior secured credit facility and based on availability under the borrowing base as of that date, we had $224 million of borrowing availability under the revolving senior secured credit facility. To the extent we pursue acquisitions depending on the size and nature of the business to be acquired, we would expect to fund any acquisitions from cash on hand, the issuance of equity or debt securities, additional borrowings under our credit facilities or some combination of the foregoing.

Debt and Other Obligations

        Our aggregate indebtedness at June 30, 2006, was $1,481 million. We are highly leveraged. We anticipate that we will refinance these borrowings prior to the expiration and/or retire portions of the indebtedness with issuances of equity securities or proceeds from the sale of assets. Our ability to operate our business, service our debt requirements and reduce our total debt will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond our control, as well as the availability of revolving credit borrowings and borrowings to refinance our existing indebtedness.

        Concurrently with the completion of the Acquisition, we entered into our senior secured credit facilities. Our senior secured credit facilities included a $750 million term loan, maturing in 2011, and up to $275 million in available revolving loan borrowings, in each case reduced as described above, maturing in 2010. Our senior secured credit facilities contain customary financial and other covenants, including minimum interest coverage and fixed charge coverage ratios and maximum total debt and senior debt to EBITDA ratios. Our senior secured credit facilities also place certain restrictions on our ability to make capital expenditures. See "Description of Certain Indebtedness."

        The revolving senior secured term loan facility has a first lien on NewPage Corporation's and its guarantor domestic subsidiaries' cash, deposit accounts, accounts receivable inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. The term loan has a first lien on the capital stock of NewPage Corporation, the capital stock of its guarantor domestic subsidiaries, 65% of the stock of its foreign subsidiaries, if any, and all of its assets and the assets of its guarantor domestic subsidiaries, other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. It also has a second lien on NewPage Corporation's and its guarantor domestic subsidiaries' cash, deposit accounts, accounts receivable, inventory, and intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries. The senior secured notes have a second lien on all of NewPage Corporation's assets and the assets of its guarantor domestic subsidiaries other than the capital stock of its guarantor domestic subsidiaries, intercompany debt owed to NewPage Holding, NewPage Corporation and its guarantor domestic subsidiaries, cash, deposit accounts, accounts receivable and inventory. For more information regarding our senior secured credit facilities, see "Description of Certain Indebtedness."

        Concurrently with the Acquisition, NewPage Corporation issued the floating rate senior secured notes due 2012, the 10% senior secured notes due 2012 and the 12% senior subordinated notes due 2013. The 2012 senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation's subsidiaries and intercompany debt. The indentures governing these NewPage Notes contain customary financial and other covenants. For more information, see "Description of Certain Indebtedness."

Capital Expenditures

        Capital expenditures were $62 million for the eight months ended December 31, 2005 and were $76 million for the full year ended December 31, 2005, and $38 million for the six months ended June 30, 2006. Capital expenditures for 2006 are expected to be approximately $90 million and are expected to consist of approximately $5 million for maintenance capital projects and approximately $16 million for environmental projects. Capital improvements, such as a paper machine and boiler improvements at our mill in Escanaba, Michigan, comprise the remaining capital expenditures for 2006. Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In connection with compliance with environmental laws and regulations we expect to incur capital expenditures of $16 million in 2006 and $27 million 2007 in order to maintain compliance with applicable federal, state and local environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures. We expect to fund our capital expenditures from cash flows from operations and our existing revolving senior secured credit facility.

Contractual Commitments

        The following table reflects our contractual commitments associated with our debt and other obligations as of December 31, 2005:

	Total	2006	2007-08	2009-10	Thereafter
	(dollars in millions)
Contractual Obligations
Long-term debt(1)	$1,701	$8	$16	$237	$1,440
Interest expense(2)	1,038	139	276	269	354
Operating leases	12	5	4	2	1
Fiber supply agreements(3)	574	47	93	93	341
Information technology/human resources agreement(4)	173	33	55	54	31
Purchase obligations	34	32	2	—	—
Landfill closure costs	9	—	—	—	9

Total	$3,541	$264	$446	$655	$2,176

Other Commercial Commitments
Standby letters of credit(5)	24	24	—	—	—

Total	$24	$24	$—	$—	$—

(1)
Amounts shown represent scheduled maturities and do not take into account any acceleration of indebtedness resulting from mandatory payments required after year-end for events such as asset sales or under the excess cash flows provisions of our financing instruments.

(2)
Amounts include contractual interest payments using the interest rates as of December 31, 2005 applicable to our variable-rate debt and stated fixed interest rate for fixed-rate debt.

(3)
The contractual commitments consist of minimum required expenditures to be made pursuant to the fiber supply agreements.

(4)
The contractual commitments listed in this table with regard to the outsourcing of our information technology and human resources services agreement with Accenture consist of the minimum required expenditures under our agreement with Accenture.

(5)
We are required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers.

        We do not have any off-balance sheet arrangements.

Debt Covenants

        The senior secured term loan agreement (and the revolving credit agreement in certain circumstances) requires us to maintain compliance with certain covenants, including financial covenants. As of June 30, 2006, we were in compliance with all covenants. Below are the required financial covenant levels and the actual levels as of June 30, 2006:

	Required	Actual
Maximum Leverage Ratio	5.75	4.31
Maximum Senior Leverage Ratio	2.75	1.86
Minimum Interest Coverage Ratio	2.00	2.19
Minimum Fixed Charges Coverage Ratio	1.00	1.32

Qualitative And Quantitative Disclosure About Market Risk

Interest Rate Risk

        We issued fixed- and floating-rate debt in financing the Acquisition, in order to manage our variability to cash flows from interest rates. As of June 30, 2006, $937 million of our debt consisted of borrowings with variable interest rates under our senior secured credit facilities, our floating-rate senior secured notes due 2012 and the Original Notes. The potential increase in interest expense resulting from a 100 basis point increase in quoted interest rates on our debt balances outstanding at June 30, 2006 would be $9 million without taking into account any interest rate hedging agreements. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk. We are a party to two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on $450 million of our floating-rate debt. Taking into account our interest rate hedging agreements and rates in effect at June 30, 2006, a 100 basis point increase in quoted interest rates would result in an increase in interest expense of $5 million.

        As of June 30, 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our floating-rate debt. We entered into a $150 million notional amount interest rate swap expiring June 2009 and a $150 million notional amount interest rate swap expiring June 2010. We purchased a $150 million notional amount interest rate cap with a cap rate of 4.50% that expires June 2008 for $1 million.

Commodity Price Risk

        As of May 2, 2005, we entered into the Basket Option Contract, which has a three-year term expiring on April 6, 2008. The Basket Option Contract is a purchased basket of options on a mix of natural gas, market pulp and the Euro. While the Basket Option Contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the Basket Option Contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. The value of the Basket Option Contract is not specific to changes in coated paper prices, but instead is tied to market prices for a mix of commodities and currencies. The design of the contract was such that it is expected to have a similar response to movements in market pricing that would be equivalent to essentially all of our coated paper sales each year for three years. This option is currently out-of-the-money but because of the effect of changes in the underlying commodities and the leverage involved in the contract, we may experience material changes in fair value of the contract. We account for this contract at fair value with changes recorded as other income (expenses). Accordingly, we may experience significant variability in reported income (loss) from operations. In connection with the Basket Option Contract, we recorded non-cash losses of $25 million and $45 million for the eight months ended December 31, 2005 and for the six months ended June 30, 2006, respectively, as a result of accounting for this contract at fair value, which was $47 million at December 31, 2005 and $2 million at June 30, 2006. Because the contract is a purchased option contract, we are not exposed to cash flow risks from changes in market rates.

Critical Accounting Estimates

        Our principal accounting policies are described in the Summary of Significant Accounting Policies in the Notes to Financial Statements filed with the accompanying financial statements. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting estimates discussed below represent those accounting estimates requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.

        Income taxes.    Income taxes are accounted for in accordance with SFAS No. 109, Accounting for Income Taxes, which recognizes deferred tax assets and liabilities based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the enacted tax laws.

        We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize our deferred tax assets in the future. The assessment of whether or not a valuation allowance is required often requires significant judgment, including the forecast of future taxable income and the valuation of tax planning initiatives. Adjustments to the deferred tax valuation allowance are made to earnings in the period when such assessment is made.

        We have tax jurisdictions located in many states and are subject to audit in these states, as well as at the Federal level. Tax audits by their nature are often complex and can require several years to resolve. In the preparation of our financial statements, management exercises judgments in estimating the potential exposure to unresolved tax matters. While actual results could vary, in management's judgment we have adequate accruals with respect to the ultimate outcome of such unresolved tax matters.

        Pension and postretirement obligations.    Assumptions used in the determination of pension expense and postretirement benefit expense, including the discount rate, the expected return on plan assets and increases in future medical costs, are evaluated by management, reviewed with the plans' actuaries annually and updated as appropriate. Actual asset returns and medical costs that are more favorable than assumptions can have the effect of lowering expense and conversely, actual results that are less favorable than assumptions could increase expense and future cash contributions. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in such future periods. Unrecognized prior service cost and actuarial gains and losses in the retirement and postretirement benefit plans subject to amortization are amortized over the average remaining service of the participants.

        Derivative financial instruments.    Derivative financial instruments are accounted for in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. We have elected to recognize the unwind value of derivative financial instruments as the fair value. This means that the fair value for purchased contracts is based on the amount we could receive from the counterparty to settle the contract. Fair value at any point in time is based upon periodic confirmation of values received from the counterparty. Our commodity basket option is a complex derivative financial instrument for which we have limited ability to unwind the position with a counterparty other than the seller of the option.

        Environmental and legal liabilities.    We record accruals for estimated environmental liabilities when remedial efforts are probable and the costs can be reasonably estimated. These estimates reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and monitoring activities as well as availability of insurance or indemnity coverage and contribution by other potentially responsible parties. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and changes in governmental regulations and environmental technologies, accruals are subject to substantial uncertainties, and actual costs could be materially greater or less than the estimated amounts. We record accruals for other legal contingencies, which are also subject to numerous uncertainties and variables associated with assumptions and judgments, when the contingency is probable of occurring and reasonably estimable.

THE EXCHANGE OFFER

General

        We sold the Original Notes on May 2, 2005 in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers of the Original Notes subsequently resold them to qualified institutional buyers in reliance on Rule 144A and to persons outside the United States in reliance on Regulation S under the Securities Act.

        In connection with the sale of Original Notes to the initial purchasers, the holders of the Original Notes became entitled to the benefits of an exchange and registration rights agreement dated May 2, 2005 between us, our subsidiaries that guaranteed the Original Notes and the initial purchasers, or the Registration Rights Agreement.

        Under the Registration Rights Agreement, we are obligated to file a registration statement in connection with an exchange offer and use our reasonable best efforts to cause the exchange offer registration statement to become effective, in exchange as provided for in the Registration Rights Agreement. The exchange offer being made by this prospectus will satisfy our obligations under the Registration Rights Agreement. This prospectus, together with the letter of transmittal, is being sent to all beneficial holders known to us.

Terms of the Exchange Offer

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes properly tendered and not withdrawn on or prior to the expiration date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Original Notes accepted in the exchange offer. Holders may tender some or all of their Original Notes pursuant to the exchange offer.

        Based on no-action letters issued by the staff of the SEC to third parties, we believe that holders of the New Notes issued in exchange for Original Notes may offer for resale, resell and otherwise transfer the New Notes, other than any holder that is an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act. This is true as long as the New Notes are acquired in the ordinary course of the holder's business, the holder has no arrangement or understanding with any person to participate in the distribution of the New Notes and neither the holder nor any other person is engaging in or intends to engage in a distribution of the New Notes. A broker-dealer that acquired Original Notes directly from us cannot exchange the Original Notes in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the New Notes cannot rely on the no-action letters of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where Original Notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution" for additional information.

        We will be deemed to have accepted validly tendered Original Notes when, as and if we have given oral or written notice of the acceptance of those notes to the exchange agent. The exchange agent will act as agent for the tendering holders of Original Notes for the purposes of receiving the New Notes from us and delivering New Notes to those holders. Pursuant to Rule 14e-1(c) of the Exchange Act, we will promptly deliver the New Notes upon consummation of the exchange offer or promptly return the Original Notes upon the expiration of this offer.

        If any tendered Original Notes are not accepted for exchange because of an invalid tender or the occurrence of the conditions set forth under "—Conditions" without waiver by us, certificates or any of those unaccepted Original Notes will be returned, without expense, to the tendering holder of any of those Original Notes promptly practicable after the expiration date.

        Holders of Original Notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, in accordance with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Notes, pursuant to the exchange offer. We will pay all charges and expenses, other than taxes applicable to holders in connection with the exchange offer. See "—Fees and Expenses."

Shelf Registration Statement

        If (1) because of any change in law or in currently prevailing interpretations of the staff of the SEC, we are not permitted to effect the exchange offer; or (2) the exchange offer has not been completed within 315 days following the Closing Date; or (3) certain holders of the Original Notes notify us after and prior to the 15th business day following consummation of the exchange offer that they are (a) prohibited by law or SEC policy from participating in the exchange offer, (b) not able to resell the New Notes to the public and this prospectus is not appropriate for such resales or (c) it is a broker-dealer and own notes acquired directly from us or our affiliate, then we will, in lieu of or in addition to conducting the exchange offer, file a shelf registration statement covering resales of the notes under the Securities Act as soon as reasonably practicable, but no later than 45 business days after the time of such obligation to file arises. We agree to use all commercially reasonable efforts (x) to cause the shelf registration statement to become or be declared effective no later than 150 days after the shelf registration statement is filed and (y) use our reasonable best efforts to keep the shelf registration statement effective (other than during any blackout period) until the earlier of two years after the shelf registration becomes effective or such time as all of the applicable notes have been sold thereunder.

        We will, in the event that a shelf registration statement is filed, provide to each holder copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement for the notes has become effective and take certain other actions as are required to permit unrestricted resales of the New Notes. We agree to supplement or make amendments to the shelf registration statement as and when required by the registration form used for the shelf registration statement or by the Securities Act or rules and regulations under the Securities Act for shelf registrations. We agree to furnish to certain holders copies of any such supplement or amendment prior to its being used or promptly following its filing. A holder that sells Original Notes pursuant to the Shelf Registration Statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to such a holder (including certain indemnification rights and obligations).

        Notwithstanding anything to the contrary in the Registration Rights Agreement, upon notice to the holders of the notes, we may suspend use of the prospectus included in any Shelf Registration statement in the event that and for a period of time, or blackout period, not to exceed an aggregate of 60 days in any twelve-month period (1) our board of directors reasonably and in good faith determines that the premature disclosure of a material event at such time could reasonably be expected to have a material adverse effect on our business, operations or prospects or (2) the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of the transaction.

Special Interest

        If we fail to meet the targets listed in the three paragraphs immediately following this paragraph, then additional interest, or Special Interest, shall become payable in respect of the notes as follows

(each event referred to in clauses (A) and (B) of each of the numbered paragraphs below constituting a registration default, and each period during which the registration default(s) has occurred and is continuing is a registration default period):

          1.     if (A) a registration statement on an appropriate registration form with respect to the exchange offer, or the Exchange Offer Registration Statement, is not filed with the SEC on or prior to 180 days after the Closing Date or (B) notwithstanding that we have consummated or will consummate an exchange offer, we are required to file a shelf registration statement and such shelf registration statement is not filed on or prior to the date required by the Registration Rights Agreement, then commencing on the day after either such required filing date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

          2.     if (A) the Exchange Offer Registration Statement is not declared effective by the SEC on or prior to 270 days after the issue date of the Original Notes or (B) notwithstanding that we have consummated or will consummate an Exchange Offer, we are required to file a Shelf Registration Statement and such Shelf Registration Statement is not declared effective by the SEC on or prior to the date required by the Registration Rights Agreement, then, commencing on the day after either such required effective date, Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period; or

          3.     if (A) the exchange offer has not been completed within 45 business days after the initial effective date of the Exchange Offer Registration Statement relating to the exchange offer or (B) any exchange registration statement or shelf registration statement required under the Registration Rights Agreement is filed and declared effective but thereafter is either withdrawn by us or becomes subject to an effective stop order issued pursuant to Section 8(d) of the Securities Act suspending the effectiveness of such registration statement (except as specifically permitted in the Registration Rights Agreement and including any blackout period permitting therein), then Special Interest shall accrue on the principal amount of the notes at a rate of 0.25% per annum for the first 90 days of the registration default period, at a rate of 0.50% per annum for the second 90 days of the registration default period, at a rate of 0.75% per annum for the third 90 days of the registration default period, and at a rate of 1.0% thereafter for the remaining portion of the registration default period;

provided, however, (x) that the Special Interest rate on the notes may not accrue under more than one of the foregoing clauses (1) - (3) at any one time and at no time shall the aggregate amount of Special Interest accruing exceed 1.0% per annum and (y) Special Interest shall not accrue under clause (3)(B) above during the continuation of a blackout period; provided, further, however, that (a) upon the filing of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (1) above), (b) upon the effectiveness of the Exchange Offer Registration Statement or a shelf registration statement (in the case of clause (2) above), or (c) upon the exchange of New Notes for all notes tendered (in the case of clause (3) (A) above), or upon the effectiveness of the shelf registration statement which had ceased to remain effective (in the case of clause (3) (B) above), Special Interest on the notes as a result of such clause (or the relevant subclause thereof), as the case may be, shall cease to accrue.

        No Special Interest shall accrue with respect to notes that are not Registrable Notes, as defined in the Registration Rights Agreement.

Expiration Date; Extensions; Amendment

        The term "expiration date" means 12:00 midnight, New York City time, on October 12, 2006, which is 20 business days after the commencement of the exchange offer, unless we extend the exchange offer, in which case the term "expiration date" means the latest date to which the exchange offer is extended.

        In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will issue a public announcement of the extension, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right:

  (a)
  to delay accepting of any Original Notes, to extend the exchange offer or to terminate the exchange offer and not accept Original Notes not previously accepted if any of the conditions set forth under "—Conditions" shall have occurred and shall not have been waived by us, if permitted to be waived by us, by giving oral or written notice of the delay, extension or termination to the exchange agent, or

  (b)
  to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the Original Notes.

        We will notify you as promptly as practicable of any delay in acceptance, extension, termination or amendment. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner intended to inform the holders of the Original Notes of the amendment. Depending upon the significance of the amendment, we may extend the exchange offer if it otherwise would expire during the extension period. Any such extension will be made in compliance with Rule 14d-4(d) of the Exchange Act.

        Without limiting the manner in which we may choose to publicly announce any extension, amendment or termination of the exchange offer, we will not be obligated to publish, advertise, or otherwise communicate that announcement, other than by making a timely release to an appropriate news agency.

Procedures for Tendering

        To tender in the exchange offer, a holder must:

  •
  complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

  •
  have the signatures on the letter of transmittal guaranteed if required by instruction 3 of the letter of transmittal; and

  •
  mail or otherwise deliver the letter of transmittal or the facsimile in connection with a book-entry transfer, together with the Original Notes and any other required documents.

To be validly tendered, the documents must reach the exchange agent by or before 12:00 midnight New York City time, on the expiration date. Delivery of the Original Notes may be made by book-entry transfer in accordance with the procedures described below. Confirmation of the book-entry transfer must be received by the exchange agent on or prior to the expiration date.

        The tender by a holder of Original Notes will constitute an agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

        Delivery of all documents must be made to the exchange agent at its address set forth below. Holders may also request their brokers, dealers, commercial banks, trust companies or nominees to effect the tender for those holders.

        The method of delivery of Original Notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery to the exchange agent by or before 12:00 midnight, New York City time, on the expiration date. No letter of transmittal or Original Notes should be sent to us.

        Only a holder of Original Notes may tender Original Notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name Original Notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

        Any beneficial holder whose Original Notes are registered in the name of its broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on its behalf. If the beneficial holder wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Original Notes, either make appropriate arrangements to register ownership of the Original Notes in the holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

        Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States referred to as an "eligible institution," unless the Original Notes are tendered: (a) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or (b) for the account of an eligible institution. In the event that signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by an eligible institution.

        If the letter of transmittal is signed by a person other than the registered holder of any Original Notes listed therein, those Original Notes must be endorsed or accompanied by appropriate bond powers and a proxy which authorizes that person to tender the Original Notes on behalf of the registered holder, in each case signed as the name of the registered holder or holders appears on the Original Notes.

        If the letter of transmittal or any Original Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate that when signing, and unless waived by us, submit evidence satisfactory to us of their authority to act with the letter of transmittal.

        All questions as to the validity, form, eligibility, including time of receipt, and withdrawal of the tendered Original Notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any Original Notes not properly tendered or any Original Notes our acceptance of which, in the opinion of counsel for us, would be unlawful. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes, must be cured within such time as the we shall determine. None of us, the exchange agent or any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Original Notes, nor shall any of them incur any liability for failure to give notification. Tenders of Original Notes will not be deemed to have been made until irregularities have been cured or waived. Any Original Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of Original Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

        In addition, we reserve the right in our sole discretion to:

  (a)
  purchase or make offers for any Original Notes that remain outstanding subsequent to the expiration date or, as set forth under "—Conditions," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

  (b)
  to the extent permitted by applicable law, purchase Original Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer.

        By tendering Original Notes pursuant to the exchange offer, each holder will represent to us that, among other things,

  (a)
  the New Notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of such holder;

  (b)
  the holder is not engaged in and does not intend to engage in a distribution of the New Notes;

  (c)
  the holder has no arrangement or understanding with any person to participate in the distribution of such New Notes; and

  (d)
  the holder is our "affiliate", as defined under Rule 405 of the Securities Act, or, if the holder is an affiliate, will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

Book-Entry Transfer

        We understand that the exchange agent will make a request promptly after the date of this prospectus to establish accounts with respect to the Original Notes at the depository trust company, or DTC, for the purpose of facilitating the exchange offer, and upon the establishment of those accounts, any financial institution that is a participant in DTC's system may make book-entry delivery of Original Notes by causing DTC to transfer the Original Notes into the exchange agent's account with respect to the Original Notes in accordance with DTC's procedures for transfers. Although delivery of the Original Notes may be effected through book-entry transfer into the exchange agent's account at the DTC, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee, and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures. Delivery of documents to the depository trust company does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

        Holders who wish to tender their Original Notes and

  (a)
  whose Original Notes are not immediately available or

  (b)
  who cannot deliver their Original Notes, the letter of transmittal or any other required documents to the exchange agent on or prior to the expiration date, may effect a tender if:

  (1)
  the tender is made through an eligible institution;

  (2)
  on or prior to the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the Original Notes, the certificate number or numbers of the Original Notes and the principal amount of Original Notes tendered stating that the tender is being made thereby, and guaranteeing that, within three business days after the expiration date, the letter of transmittal, or facsimile thereof, together with the certificate(s) representing the Original Notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    (3)
    the properly completed and executed letter of transmittal, or facsimile thereof, together with the certificate(s) representing all tendered Original Notes in proper form for transfer and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.

Withdrawal of Tenders

        Except as otherwise provided in this prospectus, tenders of Original Notes may be withdrawn at any time by or prior to 12:00 midnight, New York City time, on the expiration date.

        To withdraw a tender of Original Notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth in this prospectus by 12:00 midnight, New York City time, on the expiration date. Any such notice of withdrawal must:

  (a)
  specify the name of the depositor, who is the person having deposited the Original Notes to be withdrawn;

  (b)
  identify the Original Notes to be withdrawn, including the certificate number or numbers and principal amount of the Original Notes or, in the case of Original Notes transferred by book-entry transfer, the name and number of the account at DTC to be credited;

  (c)
  be signed by the holder in the same manner as the original signature on the letter of transmittal by which such Original Notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of such Original Notes into the name of the depositor withdrawing the tender; and

  (d)
  specify the name in which any such Original Notes are being registered if different from that of the depositor.

        All questions as to the validity, form and eligibility, including time of receipt, of withdrawal notices will be determined by us, and our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no New Notes will be issued with respect to the Original Notes withdrawn unless the Original Notes so withdrawn are validly retendered. Any Original Notes which have been tendered but which are not accepted for exchange will be returned to their holder without cost to the holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Original Notes may be retendered by following one of the procedures described above under "Procedures for Tendering" at any time on or prior to the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange, any New Notes for any Original Notes, and may terminate or amend the exchange offer on or before the expiration date, if the exchange offer violates any applicable law or interpretation by the staff of the SEC.

        If we determine in our reasonable discretion that the foregoing condition exists, we may:

  •
  refuse to accept any Original Notes and return all tendered Original Notes to the tendering holders;

  •
  extend the exchange offer and retain all Original Notes tendered prior to the expiration of the exchange offer, subject, however, to the rights of holders who tendered the Original Notes to withdraw their tendered Original Notes; or

  •
  waive such condition, if permissible, with respect to the exchange offer and accept all properly tendered Original Notes which have not been withdrawn.

        If a waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that will be distributed to the holders, and we will extend the exchange offer as required by applicable law.

        Pursuant to the Registration Rights Agreement, we are required to file with the SEC a shelf registration statement with respect to the Original Notes as soon as reasonably practicable, but no later than the 45th business day after the time such obligation to file arises, as per Section 2(b) of the Registration Rights Agreement, and thereafter use all commercially reasonable efforts to cause the shelf registration statement to be declared effective on or prior to the 150th day after the filing date, if:

  (1)
  the exchange offer is not permitted by law or applicable interpretations of the staff of the SEC; or

  (2)
  the exchange offer has not been completed within 315 days following the Closing Date; or

  (3)
  in certain circumstances, certain holders of the registered New Notes so request; or

  (4)
  in the case of any holder that participates in the exchange offer, such holder does not receive New Notes on the date of the exchange that may be sold without restriction under state and Federal securities laws.

Exchange Agent

        HSBC Bank USA, National Association has been appointed as exchange agent for the exchange offer, and is also the trustee under the indentures under which the New Notes will be issued. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to HSBC Bank USA, National Association, addressed as follows:

By Registered or Certified Mail; Hand or Overnight Delivery:
HSBC BANK USA, NATIONAL ASSOCIATION
Lower Level
One Hudson Place
Brooklyn, New York 11243
Attn: Corporate Trust

By Facsimile Transmission:
(Eligible Institutions Only)
(718) 488-4488
Attn: Pauline Shaw

For Information or to Confirm by Telephone Call
(718) 488-4475

Fees and Expenses

        We have agreed to bear the expenses of the exchange offer pursuant to the Registration Rights Agreement. We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with providing the services.

        We will pay the cash expenses to be incurred in connection with the exchange offer. These expenses include fees and expenses of HSBC Bank USA, National Association, as exchange agent, accounting and legal fees and printing costs, among others.

Accounting Treatment

        The New Notes will be recorded at the same carrying value as the Original Notes as reflected in our accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The expenses of the exchange offer and the unamortized expenses related to the issuance of the Original Notes will be amortized over the term of the New Notes.

Consequences of Failure to Exchange

        Holders of Original Notes who are eligible to participate in the exchange offer but who do not tender their Original Notes will not have any further registration rights, and their Original Notes will continue to be restricted for transfer. Accordingly, such Original Notes may be resold only:

  (a)
  to us, upon redemption of the Original Notes or otherwise;

  (b)
  so long as the Original Notes are eligible for resale pursuant to Rule 144A under the Securities Act to a person inside the United States whom the seller reasonably believes is a qualified institutional buyer within the meaning of Rule 144A, in a transaction meeting the requirements of Rule 144A;

  (c)
  in accordance with Rule 144 under the Securities Act, or under another exemption from the registration requirements of the Securities Act, and based upon an opinion of counsel reasonably acceptable to us;

  (d)
  outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act; or

  (e)
  under an effective registration statement under the Securities Act;

in each case in accordance with any applicable securities laws of any state of the United States.

Regulatory Approvals

        We do not believe that the receipt of any material Federal or state regulatory approval will be necessary in connection with the exchange offer, other than the effectiveness of the exchange offer registration statement under the Securities Act.

Other

        Participation in the exchange offer is voluntary and holders of Original Notes should carefully consider whether to accept the terms and condition of this exchange offer. Holders of the Original Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take with respect to the exchange offer.

INDUSTRY OVERVIEW

Coated Paper Overview

        The North American coated paper industry is cyclical and, like other cyclical industries, is largely affected by the interplay of demand and supply. Demand and supply factors affecting the coated paper industry, as well as historical price trends, are discussed below.

Consumption/Demand

        North American customers purchased approximately 12.6 million tons of coated paper in 2005. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to rise when GDP in the U.S. is robust and typically decline in a sluggish economy. U.S. coated paper demand accounts for most North American coated paper demand. North American demand for coated paper is therefore generally correlated to changes in U.S. GDP.

Production/Supply

        In North America and the United States, supply is determined by both local coated paper production and imports from sources outside North America or the United States, principally Europe and Asia. Imports have become a structural part of the North American coated paper marketplace. The volume of coated paper imports from Europe and Asia is a function of worldwide supply and demand for coated paper, the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, market prices in North America and other markets and the cost of ocean-going freight. North American and U.S. demand exceeded supply in 2005 by 7% and 15%, respectively. We believe that North American and U.S. demand will continue to exceed supply for the foreseeable future.

        Since 2000, the North American coated paper industry has experienced consolidation. Since that time, International Paper Company acquired Champion International Corp., Mead and Westvaco merged and Sappi Limited of South Africa acquired Potlatch Corporation's coated paper business. Since 2000, foreign paper manufacturers also have entered the North American coated paper market through acquisitions. Stora Enso Oyj of Finland, Europe's leading producer, acquired Consolidated Papers, Inc., and UPM-Kymmene Corporation of Finland acquired Repap Enterprises of Canada. As a result of industry consolidation, coated paper manufacturers have rationalized capacity, which has resulted in higher operating rates, which measure the ratio of shipments from producers in a particular region to capacity of producers in the same region. From 2000 to 2005, North American production capacity for coated paper was flat. North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, offset partially by capacity increases from process improvements.

        From 2000 to 2005, coated paper imports into North America increased from 13% to 20% of total coated paper purchases, and coated paper imports into the United States increased from 22% to 28% of total coated paper purchases. Since 2004, imports of coated paper have been rising at a slower pace than from 2000 through 2003. We believe that this is largely due to an increase in demand in the Asian markets and a reduction of supply in Europe combined with an increase in demand in the European markets and less favorable exchange rates for European producers. For 2005, imports into the United States were down slightly from 2004, primarily as a result of strikes in Finland and at the Miramichi mill in Canada and slightly lower demand. We believe that North American coated paper imports will continue to increase, but are likely to be moderated as a result of the factors cited in the first paragraph above. New capacity that is expected to be brought online in Asia, and in particular China, over the next few years is expected to be used primarily to satisfy Asian demand. However, if this capacity is not used to primarily satisfy Asian demand, imports into North American could further increase.

Operating Rates

        Operating rates of North American coated paper manufacturers are a function of North American supply and demand. To the extent that North American demand remains strong and capacity and imports remain stable, operating rates for North American coated paper manufacturers are likely to remain stable or increase.

Pricing

        U.S. pricing for grade No. 3 coated paper, 60 lb. weight, which is an industry benchmark for coated paper pricing, reached a peak in 1995, with a price of approximately $1,240 per ton. Between 1990 and 1999, U.S. prices for grade No. 3 coated paper, 60 lb. weight fluctuated between $840 and $1,240 per ton. From 2000 to 2003, prices fell to a 20-year low of $705 per ton, corresponding to a decrease in North American coated paper demand and an increase in coated paper imports. From 2004 to 2005, prices increased reflecting higher demand resulting from GDP growth in the United States and improved operating rates.

        The following table shows U.S. prices per ton for grade No. 3 coated paper, 60 lb. weight for the periods indicated below:

        In February 2006, we announced a price increase of $50 per ton on most of our coated freesheet and coated groundwood grades, and we announced an additional price increase in early June 2006, which started to take effect in the third quarter of 2006. We believe that similar price increases were announced by other producers of coated freesheet and coated groundwood grades.

        When coated paper manufacturers announce price increases, they generally take effect over time. Whether a price increase is successful depends on supply, demand and competitive factors in the marketplace. We believe that market conditions remain favorable for additional price increases in our industry.

BUSINESS

        We believe that we are the largest coated paper manufacturer in North America, based on production capacity. We operate four integrated pulp and paper mills in Kentucky, Maine, Maryland and Michigan which, together with our distribution centers, are strategically located near attractive end-use markets like New York, Chicago and Atlanta. Our mills have a total annual production capacity of approximately 2.2 million short tons of coated paper and approximately 200,000 short tons of market pulp.

        Coated paper is used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs and direct mail advertising. Our largest product category is coated freesheet paper, which is used primarily for higher-end applications such as annual reports, brochures, coated labels and magazine covers. The remainder of our coated paper is coated groundwood paper, which is used primarily for catalogs, magazines and textbooks. We also produce uncoated paper, digital printing paper and market pulp, a component used in the manufacturing of paper. We have long-standing relationships with many leading publishers, commercial printers, specialty retail merchandisers and paper merchants. Our key customers include: Hearst Publications, McGraw-Hill Companies, Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley, in commercial printing; Williams-Sonoma, in specialty retailing; and xpedx and Unisource Worldwide, which are paper merchants.

        Since mid-2004, coated paper pricing in the U.S. has strengthened. Our weighted average coated paper prices rose from $797 per ton in 2004 to $872 per ton in 2005, an increase of 9%. During the first quarter of 2006, we announced a further $50 per ton price increase on most coated paper grades. We announced an additional price increase in early June 2006, which started to take effect in the third quarter of 2006. Our weighted average coated paper price was approximately $894 per ton during the second quarter of 2006.

        For the year ended December 31, 2005, we generated pro forma net sales, pro forma EBITDA and pro forma income (loss) from continuing operations of $1,863 million, $222 million and ($84 million), respectively. For the six months ended June 30, 2006, we generated net sales, EBITDA and income (loss) from continuing operations of $997 million, $136 million and ($8 million), respectively. For a discussion of how we calculate pro forma net sales, pro forma EBITDA and pro forma income (loss) from continuing operations, see "Unaudited Pro Forma Combined Financial Data and Other Pro Forma Information."

Business Strategy

        The key elements of our strategy include the following:

        Maintain core focus on coated paper business.    We believe our focus on coated paper provides us with a significant competitive advantage because we are able to lower production costs per ton due to greater economies of scale, reduce delivery costs as a result of larger shipment sizes and provide a higher level of customer service. Prior to the Acquisition, our business was managed and operated as part of a larger entity, the primary focus of which was not coated paper. As a stand-alone business, we have focused our resources primarily on increasing revenues and reducing costs in the coated paper business.

        Improve productivity to further reduce costs.    Since the merger of Mead and Westvaco in January 2002, we have significantly reduced our costs through rationalization of facilities and purchasing, development of integrated marketing strategies, coordination of information and manufacturing systems and consolidation of grade lines. In addition, since 2000, we have implemented best practices across our mill system and have focused on maximizing overall profitability, rather than independently at each individual mill. We continue to implement additional measures to enhance our operating efficiency and productivity, which we believe will enhance our ability to further decrease production costs per ton and to increase operating cash flow and margins in our business.

        Enhance product mix to improve margins, cash flow and earnings.    We continue to seek opportunities to increase sales of higher grade coated papers, which tend to have higher prices and gross margins than other coated paper products, through increased sales to our existing customers and to new customers, in particular printers, publishers and paper merchants. From 2003 to 2005, as part of our initiative to enhance product mix, we increased the net sales of our Signature True® and Sterling Ultra® brands of paper, which are higher-end grades of coated paper, by approximately 15%. We also seek to increase our margins by focusing on more profitable customer categories and expanding our relationships with these customers.

        Enhance scale through opportunistic acquisitions and strategic partnerships.    In order to complement our organic growth prospects, we may also seek to opportunistically grow through acquisitions and strategic partnerships. We intend to evaluate and pursue acquisitions and strategic partnerships that we believe will increase our profitability, enhance economies of scale, and augment or diversify our existing customer base. Through strategic acquisitions and partnerships, we will seek to continue to improve our absolute and relative cost position. Our ability to pursue potential acquisitions is limited by customary covenants in the indentures governing the NewPage Notes and the senior secured credit facilities and our contractual agreement not to compete in the carbonless paper business for three years from the sale of our carbonless paper business.

Business Strengths

        We believe that our core strengths include the following:

        Largest North American manufacturer of coated paper products.    We believe that we are the largest coated paper manufacturer in North America based on production capacity and, during 2005, we believe that we accounted for approximately 18% of the coated paper production capacity in North America. Within the overall coated paper market, we believe that we represented approximately 22% of 2005 North American coated freesheet production capacity and approximately 14% of North American coated groundwood production capacity. We believe our leading market position enables us to provide a broad spectrum of products and the operational flexibility to adapt to our customers' specific coated paper needs.

        Well positioned to benefit from strengthening pricing environment driven by reduced capacity and improved coated paper industry operating rates.    We believe we are well positioned to benefit from price increases in the coated paper industry. Since June 2004, North American coated paper prices have been increasing, in part due to increased demand and decreased supply. Supply has decreased due to a decrease in production capacity in both North America and in Europe, which was caused primarily by the closure of some less efficient coated paper mills. These closures were generally the result of a combination of higher energy prices, changes in Canadian dollar and Euro exchange rates which have affected the volume of coated paper imports from those jurisdictions into the United States, and other inflationary factors. North American producers have announced the shutdown of an aggregate of approximately 785,000 tons of coated paper capacity in 2005 and 2006, offset partially by capacity increases from process improvements. Assuming that demand remains stable or increases, we believe the decrease in production capacity and the resulting higher operating rates should enable us to reduce market downtime in 2006 compared to 2005 and to participate in any industry price increases.

        Strong relationships with attractive customer base.    We have long-standing relationships with leading publishers, commercial printers, specialty retail merchandisers and paper merchants. We believe our sales strategy, which includes both direct sales to our larger customers and sales to merchants, who then resell our products, has reduced sales costs and enhanced customer service. Our relationships with our ten largest coated paper customers, which accounted for approximately 54% of our 2005 net sales, average more than 20 years. From 2003 to 2005, the revenues contributed by our top ten coated paper customers increased by approximately 21%, from approximately $832 million to approximately $1.0 billion. We seek to continue to enhance our relationships with our key customers by providing them with a high level of value-added customer service.

        Attractive cost position driven by low cost manufacturing facilities.    We believe that, during the fourth quarter of 2005, our coated paper mills were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago. We attribute our manufacturing efficiency, in part, to the significant capital investments made in our mills over the last ten years. We have made capital expenditures of approximately $1.2 billion over the last ten years, including maintenance capital expenditures. In addition, since January 2002, we have meaningfully reduced costs by consolidating operations and focusing on operational efficiency. For example, since January 2002 we reduced our salaried headcount by approximately 30% and our hourly headcount by approximately 20%, shut down five of our paper machines and closed one paper mill. We believe these cost reductions, combined with our ability to generate a substantial portion of our energy needs, adjust our mix of externally and internally sourced energy and produce low cost pulp through our integrated pulp operations, will enhance our operating leverage, earnings and cash flow in the future.

        Efficient and integrated supply chain.    Coated paper customers have become increasingly focused on supply chain efficiency, reducing costs and minimizing lead times. We believe our fully-implemented scalable integrated ERP system provides us with a competitive advantage by enabling us to run our operations more cost-effectively through better planning of manufacturing runs and tracking of costs and inventory. Our ERP system also enhances our customer service because it gives many of our customers the ability to order products and to track the real-time progress of their orders online. We also believe the strategic location of our mills and distribution centers near attractive end-use markets, such as New York, Chicago and Atlanta, affords us the ability to more quickly and cost-effectively deliver our products to those markets.

        Experienced management team with proven track record.    Our senior management team averages approximately 18 years experience in the paper and forest products industry and our management team was instrumental in the integration of Mead and Westvaco and our transition to a stand-alone business. Since the Acquisition, our management team has improved our cost structure and generated meaningful cash flow, which has allowed us to pay down a significant amount of debt, which we believe will increase the earnings power of the business. Our Chairman and Chief Executive Officer, Mark A. Suwyn, was most recently Chairman and CEO of Louisiana-Pacific Corporation, a building product materials manufacturing and distribution company. Mr. Suwyn headed Louisiana-Pacific from 1996 to 2004. Prior to Louisiana-Pacific, Mr. Suwyn served as an Executive Vice President at International Paper.

Products

        Our principal product is coated paper, which represented 95% of our 2005 net sales. We also sell uncoated paper and pulp.

Coated Paper

        We believe we are the largest coated paper manufacturer in North America based on production capacity. Coated papers are used primarily in media and marketing applications, including corporate annual reports, high-end advertising brochures, magazines, catalogs, and direct mail advertising. Coated paper has a higher level of smoothness than uncoated paper, which is achieved by applying a coating that is typically clay-based, on the surface of the paper. As a result, coated paper achieves higher reprographic quality and printability.

        Coated paper comes in coated freesheet and coated groundwood, which generally differ in price and quality. The chemically treated pulp used in freesheet applications produces brighter and smoother paper than the mechanical pulp used in groundwood papers. Coated freesheet papers comprised approximately 60% of the coated paper we produced in 2005. We believe we are one of the largest producers of coated freesheet papers in North America, accounting for approximately 22% of all North American production capacity in 2005. We produce coated freesheet papers in No. 1, No. 2 and No. 3 grades for higher-end uses such as corporate annual reports and high-end advertising and coated label paper with our C1S (coated one-side) paper line, which is used primarily for label and specialty applications. Coated groundwood papers, which represented 40% of the coated paper we produced in 2005, are typically lighter and less expensive than our coated freesheet products. Based on 2005 production capacity, we believe we were the third largest coated groundwood producer in North America, accounting for approximately 14% of all North American production capacity. We produce coated groundwood papers in No. 3 and No. 4 grades for use in applications requiring lighter paper stock such as magazines, catalogs and inserts. We also sell coated seconds, which are paper products that are damaged, defective or otherwise do not meet our quality specifications. Coated seconds are sold at a discount, typically to merchants for use by printers that have needs for these products.

        Each of our paper grades is produced in a variety of weights, sizes and finishes, that can be gloss, dull or matte. The coating process changes the gloss, ink absorption qualities, texture and opacity of the paper to meet customers' performance requirements. Most of our coated paper is shipped in rolls, while a portion is cut into sheets.

        The following charts set forth our coated paper volume by type of grade and end-use:

2005 Coated Paper Volume = 2 million tons	2005 Coated Paper End Users

Other Products

        We also produce uncoated paper and pulp.

        Uncoated paper does not contain the coatings present on coated paper. It typically is used for business forms, business stationery, general printing paper and photocopy paper. We primarily sell uncoated paper to forms manufacturers that also purchase carbonless paper from us. We typically produce uncoated paper to fill unused capacity, such as when we have excess capacity on a paper machine, but not on a coater. Producing uncoated paper allows us to enhance our manufacturing efficiency.

        Pulp is the primary raw material used in the production of printing, writing and packaging paper and tissue. Pulp is the generic term that describes the cellulose fiber developed from wood. These cellulose fibers may be separated by mechanical, thermo-mechanical or chemical processes. The chemical processes we use at our mills involve removing the glues, which bind the wood fibers to leave cellulose fibers. The pulp we sell, which is produced using chemical processes, is hardwood pulp, which is used primarily as the main ingredient for printing, writing and packaging paper, tissue and cardboard. We sell our pulp to manufacturers both domestically and internationally.

Manufacturing

        We have four paper mills located in Kentucky, Maine, Maryland and Michigan. Our paper mills are integrated, meaning that we produce paper, pulp and energy at them. Much of the energy we produce at our mills is for our own use. Our mills have a combined annual production capacity of approximately 2.2 million tons of coated paper and approximately 25,000 tons of uncoated paper. The following table lists the products produced at each of our mills, as well as each mill's approximate annual paper capacity:

Location	Products	Paper Capacity (short tons)
Escanaba, Michigan	Coated and uncoated paper	760,000 tons/year
Luke, Maryland	Coated paper	585,000 tons/year
Rumford, Maine	Coated paper and market pulp	625,000 tons/year(1)
Wickliffe, Kentucky	Coated and uncoated paper and market pulp	280,000 tons/year(2)

(1)
Excludes approximately 85,000 tons of market pulp production capacity at this facility.

(2)
Excludes approximately 120,000 tons of market pulp production capacity at this facility.

        Over the past ten years, we have invested approximately $1.2 billion at our coated paper mills, including maintenance capital expenditures, to build, maintain and update our facilities, to enhance product mix, lower costs and meet environmental requirements. For example, our capital expenditures included rebuilding paper machines at our Luke, Maryland mill in 1997 and 1998 and a paper machine upgrade at our Wickliffe, Kentucky mill in 2004. These upgrades also included an upgrade of our papermaking technology to support our high-end coated grade lines.

        From the completion of the merger between Mead and Westvaco in January 2002 through December 31, 2005, we have significantly reduced our costs by consolidating operations and focusing on operational efficiency. For example, during this period we reduced our salaried headcount by approximately 30% and our hourly headcount by approximately 20%. Since December 2004, our overall headcount remained flat through productivity-based restructuring despite the addition of the necessary infrastructure in creating our corporate staff. In addition, we shut down five of our paper machines, closed one paper mill and reduced our maintenance costs by improving our manual shut-down maintenance procedures. We also enhanced our manufacturing efficiency by producing a large portion of our energy requirements. We intend to continue to reduce our costs per ton by further implementing best practices on a company-wide basis, rebuilding machines, enhancing our inventory and supply chain management and our manufacturing processes.

        We believe that during the fourth quarter of 2005, the mills at which we produced our coated paper were in the top 20% of efficiency of all coated paper mills in North America, Europe and Asia based on the cash cost of delivery to Chicago, assuming an average exchange rate during that period of $1.19 per Euro and an assumed cost per ton for freight to ship the paper from each mill to Chicago.

        Paper production is energy intensive. During 2005, we produced approximately 50% of our coated paper energy requirements from steam created during our chemical pulp manufacturing process. We obtained the remainder of our energy needs from third-party suppliers. The energy we purchase from third-party suppliers consists of electricity and fuel used by us to create some of our own energy, primarily consisting of natural gas and coal. We purchase substantial portions of our coal and electricity needs under long-term supply contracts, most of which relate to a specific plant and are with a single provider. Most of these contracts have pricing mechanisms that adjust or set prices based on current market prices. We may be required to post letters of credit or other financial assurance obligations with our energy and other suppliers.

        To produce our paper products, we begin by taking timber and removing the bark from it. The debarked timber is then cut into wood chips, which are placed into digester "cooking" vessels and mixed with various chemicals to produce pulp and then washed and bleached. To turn the pulp into paper, it is placed into a paper machine. Hardwood and softwood pulp is blended based on the desired paper characteristics.

        To produce coated paper, uncoated paper is put through a coating process. We have both on-machine coaters which are integrated with our paper machines, and separate off-machine coaters. On-machine coaters generally are considered to be more efficient, while off-machine coaters generally are considered to have more flexibility. After the coating process is complete, the coated paper is wound into rolls.

        Paper machines are large, complex machines that operate more efficiently when operated continuously. Paper machine production and yield decline when a machine is stopped for any reason. Therefore, we organize our manufacturing processes so that our paper machines and most of our paper coaters run almost continuously throughout the year. Some of our paper machines also offer us the flexibility to change the type of paper produced on the machine, which enables us to more easily match production schedules and seasonal and geographic demand swings.

        We are the general partner and have a 30% investment in Rumford Cogeneration Company, L.P., a joint venture created to generate power for us and for public sale. Under the limited partnership agreement relating to this investment, until 2014, we have an option to purchase all of our co-investor's interests in the partnership for a purchase price equal to a formula specified in the limited partnership agreement based on net pre-debt cash flow of the partnership. As a result of the expiration of a fixed power rate agreement between Rumford Cogeneration Company and Central Maine Power at the end of 2005, sales of electricity generated from the Rumford facility will be sold at market rates beginning in 2006.

Raw Materials and Suppliers

        Wood fiber is our primary raw material. The primary sources of wood fiber are timber and its byproducts, such as wood chips. During 2005, we obtained approximately 12% of our timber and fiber for our coated paper mills from timberlands that previously were owned by Escanaba Timber, our parent, with the remainder purchased from third parties.

        Contemporaneously with the consummation of the Acquisition, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood for an initial term expiring December 31, 2016, with a one-time option for us to extend the term of the agreement pertaining to each applicable mill for an additional three year period. During November and December 2005, Escanaba Timber sold substantially all of its timberlands and we entered into amended and restated fiber supply and stumpage agreements with the new owners on similar terms and conditions as our prior agreements. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale.

        The Escanaba and Wickliffe fiber supply agreements relating to our Escanaba and Wickliffe mills require the supplier to sell to us for each of the mills, and require us to purchase for each of the mills, a designated minimum number of tons of each type of pulpwood during the term. The annual minimum number of tons is approximately 500,000 and 140,000 for each of our Escanaba and Wickliffe mills, respectively. Each agreement also grants us the right to purchase on the same terms and conditions a percentage of any additional pulpwood harvested during the term of the applicable agreement as follows: (i) 100% until December 31, 2010, (ii) 90% between January 1, 2011 and December 31, 2013 and (iii) 85% thereafter. Financial penalties are imposed if we do not purchase, or the supplier does not sell, the annual volume of pulpwood required under the agreement, unless the failure is the result of a "force majeure" event that would have prevented either party from performing its obligations.

        The agreements provide for specified fair market prices at which we purchase each type of pulpwood based on comparable arms' length sales of each product in the relevant market and the delivery distance between the forest and the mill or other delivery destination. Prices will be adjusted semi-annually based on the volume-weighted average of prices of comparable purchases by the applicable mill from other pulpwood suppliers during the prior six month period, subject to third party verification. Each agreement is subject to termination by either party (i) upon a breach of the agreement by the other party that remains uncured for 60 days after notice is received, (ii) insolvency or bankruptcy events of the party or (iii) if an applicable mill ceases all pulping operations for more than 12 consecutive months.

        The amount of timber we received each year from Escanaba Timber has varied according to the price and supply of wood fiber for sale on the open market and the harvest levels we and Escanaba Timber deemed appropriate in the management of its timberlands. We similarly expect the amount of timber we receive each year from the acquirers to vary according to the price and supply of wood fiber for sale on the open market and harvest levels.

        For our Rumford, Maine mill, we have a long-term fiber supply agreement with Prime Timber LLC, an affiliate of Wagner Forest Management, Ltd., which expires on December 31, 2053. Under that agreement, all pulpwood that Prime Timber harvests from 640,000 acres of timberlands must be made available to us. Furthermore, until 2013, Prime Timber has agreed to make available to us a minimum specified supply of pulpwood.

        We seek to fulfill substantially all of our timber needs with timber that is harvested by professional loggers trained in certification programs that are designed to promote sustainable forestry. We do not accept timber from old growth forests, forests of exceptional conservation value or rainforests. We also do not accept illegally harvested or stolen timber at our mills. We have formally notified our outside wood chip suppliers that we expect their wood supply will be produced by trained loggers in compliance with sustainable forestry principles. Our goal is to ensure that sustainable forestry trained loggers are used to supply essentially all timber and wood chips to our mills. We oppose and, through our participation in the American Forest and Paper Association and other industry organizations, are working against illegal logging in the United States and worldwide.

        We also use chemicals in the production of paper. These include latex and starch, which we use to affix coatings to our paper, calcium carbonate, which brightens our paper, titanium, which makes our paper opaque, and other chemicals used to bleach or color our paper. We purchase these chemicals from various suppliers and are not dependent on a single supplier for any of our chemicals, although some of our specialty chemicals are available only from a small number of suppliers. All of our paper mills produce pulp. We use most of the pulp we produce, but sell excess pulp to third parties. For further information concerning our raw materials, see "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Selected Factors that Affect our Operating Results."

Customers

        We have a diversified customer base. We have long-standing relationships with leading publishers, paper merchants, commercial printers and specialty retail merchandisers. Our relationships with our ten largest customers, which contributed approximately 54% of our net sales for 2005, average over 20 years. Our key customers for coated paper include: Hearst Publications, McGraw-Hill Companies,

Pearson Education and Time, in publishing; Banta Corporation, QuadGraphics, QuebecorWorld and RR Donnelley & Sons, in commercial printing; Williams-Sonoma, in specialty retailing; and Unisource Worldwide and xpedx, which are paper merchants.

        During 2005, xpedx accounted for approximately 21% of our net sales. No other customer accounted for more than 10% of our 2005 coated paper net sales. Some of our other purchase agreements are requirements contracts, while some are master agreements establishing terms and, in some cases, pricing mechanisms, by which sales to that customer will be made.

Sales, Marketing and Distribution

        We sell our paper products primarily in the United States. Our products are sold directly by our own sales personnel to end-use customers, including Banta Corporation, Hearst Publications, R.R. Donnelley & Sons, McGraw Hill Companies, Pearson Education, QuadGraphics, QuebecorWorld, Time, Williams-Sonoma, and to select third-party merchants, including Unisource Worldwide and xpedx. Our sales force sells primarily to large customers, such as publishers, printers and specialty retail merchandisers. In addition, sometimes our sales professionals refer end-user customers to our merchants and encourage them to place orders through these merchants. We have approximately 100 sales professionals, some of which sell our products to third-party merchants.

        As part of our customer service, we seek to provide value-added services to our customers. Within the merchant channel, we work closely with our customers to meet specifications, to ship a large portion of our products directly to end-users and to utilize joint marketing efforts when appropriate.

        The locations of our paper mills, together with our distribution centers, also give us certain logistical advantages due to their close proximity to several major markets, including New York, Chicago and Atlanta. We have three major distribution facilities located in Bedford, Pennsylvania, Chicago, Illinois and Chillicothe, Ohio. In total, we own two warehouses and lease or use space in 22 warehouses owned by third parties. We use third parties to ship our products, by truck or rail. We utilize an integrated tracking system that tracks all of our products through the distribution process. Our customers can access order tracking information over the Internet.

Competition

        The North American paper market is highly competitive. We compete based on a number of factors, including price, product availability, quality, breadth of product offerings, customer service, and distribution capabilities.

        In North America, we compete with both local coated paper production and imports from non-North American sources, principally from Europe and Asia. Our primary competitors with North American coated paper manufacturing operations are International Paper Company, Sappi Limited, Stora Enso Oyj and UPM-Kymmene Corporation. Foreign competition in North America is determined primarily by worldwide supply and demand for coated paper, particularly in Europe and Asia, the exchange rate of the U.S. dollar relative to other currencies, especially the Euro, market prices in North America and other markets and the cost of ocean-going freight. Since 2004, imports of coated paper have been rising at a slower pace than from 2000 through 2003. We believe that this is largely due to an increase in demand in the Asian markets and a slowdown of European supply growth combined with an increase in demand in the European markets and less favorable exchange rates for European producers. For 2005, imports into the United States were down slightly from 2004 primarily as a result of strikes in Finland and at the Miramichi mill in Canada and slightly lower demand. We believe that North American coated paper imports will continue to increase, but such imports are likely to be moderated as a result of the factors described in "Industry Overview—Production/Supply." New capacity that is expected to be brought online in China over the next few years is expected to be used primarily to satisfy Asian demand. However, if this capacity is not used to primarily satisfy Asian demand, imports into North America could further increase.

        Some of our competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities. For a further discussion of competition in the paper industry see "Industry Overview."

Information Technology Systems

        We utilize integrated information technology systems that help us manage our product pricing, customer order processing, customer billing, raw material purchasing, inventory management, production controls and shipping management, as well as our human resources management, financial management and budgeting. Our information technology systems principally utilize third-party software.

        On August 31, 2005, we entered into a Master Services Agreement with Accenture. Under the agreement, Accenture provides information technology services necessary to support our operations through January 31, 2012 and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture is also obligated to support and maintain third-party software and hardware currently used in our operations. The human resource services include maintenance and support of employee benefits, payroll and tax services. Accenture may immediately terminate the agreement in the event that we materially breach any of our duties and/or obligations under the agreement and fail to cause such breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the Master Services Agreement.

Intellectual Property

        In general, paper production does not rely on proprietary processes or formulas, except in highly specialized or custom grades, which do not comprise a large portion of our business. We hold foreign and domestic patents as a result of our research and product development efforts. We also own registered trademarks for some of our products. Although, in the aggregate, our patents and trademarks are material to our business, financial condition and results of operations, we believe that the loss of any one or any related group of intellectual property rights would not have a material adverse effect on our business, financial condition or results of operations.

Employees

        As of June 30, 2006, we had approximately 4,300 employees, after reflecting for the sale of our carbonless papers segment. Approximately 71% of our employees are represented by labor unions, principally by United Steelworkers, or USW, and the International Brotherhood of Electrical Workers, or IBEW. Our five collective bargaining agreements with USW expire at various times between the end of August 2006 and June 2010. Our three collective bargaining agreements with IBEW expire at various times between July 2007 and January 2009.

        We have not experienced any significant work stoppages or employee-related problems that had a material effect on our operations over the last five years. We consider our employee relations to be good.

Environmental and Other Governmental Regulations

        Our operations are subject to Federal, state and local environmental laws and regulations, including, but not limited to, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act and the Federal Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, or CERCLA. Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, storage, treatment and disposal of materials and waste, remediation of soil, surface water and ground water contamination, and liability for damages to natural resources. In addition, we are required to obtain and maintain environmental permits in connection with our operations. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for violations.

        Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict, and under certain circumstances, joint and several liability for investigation and remediation of releases of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up such real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including by the operation of a number of landfills. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our paper mills or another location where we have disposed of, or arranged for the disposal of, wastes. While we believe, based upon current information, that we are in substantial compliance with all applicable environmental laws, rules and regulations, we could be subject to potentially significant fines or penalties for any failure to comply with any environmental, rule or regulation. See "Risk Factors—Risks Relating to Our Business—We are subject to various environmental regulations that could impose substantial costs upon us and may adversely affect our operating performance." Also see "—Legal Proceedings" for information concerning certain pending environmental proceedings. MeadWestvaco has agreed to indemnify us, subject to certain limitations, for certain environmental liabilities. For a discussion of these indemnification provisions, see "The Transactions—Purchase Agreement." Furthermore in connection with the sale of our carbonless paper business, we agreed to indemnify the purchaser for certain environmental liabilities, subject to a limit of $16 million on certain specified indemnification obligations by us to the purchaser.

        Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements. In connection with compliance with environmental laws and regulations we incurred capital expenditures of approximately $10 million in 2005, and we expect to incur capital expenditures of $16 million in 2006 and $27 million in 2007 in order to maintain compliance with applicable Federal, state and local environmental laws and regulations and to meet new regulatory requirements. We anticipate that environmental compliance will continue to require increased capital expenditures over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures. A significant portion of anticipated environmental capital expenditures in 2006 and 2007 will be spent in connection with new emission control technology meant to comply with the Federal Clean Air Act and our implementation of the Cluster Rule issued by the EPA in 1998. The Cluster Rule regulations established requirements regarding air emissions and wastewater discharges from pulp and paper mills to be met by the year 2006. Compliance with the Cluster Rule requires integrated pulp and paper mills to install control equipment to limit the release of certain pollutants into the air and water. In addition, our mills will incur increased operating expenses associated with compliance with the Cluster Rule regulations and the operation of the control equipment.

        Our operations also are subject to a variety of worker safety laws. The Occupational Safety and Health Act, the U.S. Department of Labor Occupational Safety and Health Administration Regulations and analogous state laws and regulations mandate general requirements for safe workplaces for all employees. We believe that we are operating in material compliance with applicable employee health and safety laws.

Properties and Facilities

        Our headquarters is located in Dayton, Ohio. We own four mills where we produce our paper products. We believe that we have sufficient capacity at our manufacturing facilities to meet our production needs for the forseeable future. In addition, we lease space or have third party arrangements to utilize space in 22 distribution facilities. All of our owned facilities are pledged as collateral under our various debt agreements. The following table lists the purpose of each of our significant facilities, as well as whether the facility is owned or leased:

Location	Purpose	Owned or Leased/Expiration
Dayton, Ohio	Corporate Headquarters	Leased/March 2007
Chillicothe, Ohio	Warehouse & Converting	Owned
Escanaba, Michigan	Paper Mill	Owned
Luke, Maryland	Paper Mill	Owned
Luke, Maryland	Warehouse & Converting	Leased/August 2008
Rumford, Maine	Paper Mill	Owned
Wickliffe, Kentucky	Paper Mill	Owned

Legal Proceedings

        In 1998 and 1999, the EPA issued Notices of Violation to eight paper industry facilities, including the Luke, Maryland mill that we are acquiring in connection with the Acquisition, alleging violation of the prevention of significant deterioration, or PSD, regulations under the Clean Air Act. During 2000, an enforcement action in Federal District Court in Maryland was brought against the predecessor of MeadWestvaco, asserting violations in connection with capital projects at the Luke, Maryland mill carried out in the 1980s. The action alleges that MeadWestvaco did not obtain necessary PSD permits or install required pollution controls, and sought penalties of $27,500 per day for each claimed violation together with the installation of control equipment. In 2001, the Court granted MeadWestvaco's Motion for Partial Dismissal and dismissed the EPA's claims for civil penalties under the major counts of the complaint. Discovery is proceeding in connection with the remaining claims and no trial date has been set. MeadWestvaco has agreed to indemnify us for certain liabilities, if any, under these claims. In the event the Court rules in favor of the EPA and requires the mill in Luke, Maryland to design, install and construct a scrubber-compliant baghouse, we agreed in the purchase agreement relating to the Acquisition to pay for any capital spending relating to the scrubber-compliant baghouse up to a certain threshold, and MeadWestvaco agreed to indemnify us for litigation losses in excess of that threshold. In the event that we incur liability for this lawsuit and we are unable to obtain indemnification from MeadWestvaco, we may incur substantial costs, which may include costs in connection with the installation of additional pollution control equipment. See "Risk Factors—Risks Relating to Our Business—Litigation could be costly and harmful to our business." In addition, MeadWestvaco will not indemnify us for litigation losses resulting from any increased operation costs at our mill in Luke, Maryland unless such costs exceed $2 million annually within five years after resolution of the claims.

        In addition, we are involved in various other claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions will have a material adverse effect on our business, financial condition or results of operations. See "Business—Environmental and Other Governmental Regulations."

MANAGEMENT

        NewPage Holding is a holding company and conducts all of its operations through NewPage Corporation and its subsidiaries. The boards of directors and executive officers of NewPage Holding and NewPage Corporation are as set forth below.

Name	Age	Position
Mark A. Suwyn	64	Chief Executive Officer and Chairman of the Board of Directors of NewPage Corporation and NewPage Holding
Charles J. Aardema	47	Vice President, Human Resources and Communications of NewPage Corporation and NewPage Holding
Daniel A. Clark	47	Chief Information Officer and Vice President of Order Management of NewPage Corporation and NewPage Holding
Douglas K. Cooper	59	Vice President, General Counsel and Secretary of NewPage Corporation and NewPage Holding
Matthew L. Jesch	41	Chief Financial Officer and Vice President of NewPage Corporation and NewPage Holding
George F. Martin	49	Vice President, Coated Operations of NewPage Corporation and NewPage Holding
James C. Tyrone	51	Senior Vice President, Sales and Marketing of NewPage Corporation and NewPage Holding
Richard D. Willett, Jr.	37	Chief Operating Officer and President of NewPage Corporation and NewPage Holding
Robert M. Armstrong	67	Director of NewPage Corporation and NewPage Holding
David J. Prystash	44	Director of NewPage Corporation and NewPage Holding
John W. Sheridan	51	Director of NewPage Corporation and NewPage Holding
Robert S. Silberman	48	Director of NewPage Corporation and NewPage Holding
Gerald Porter Strong	61	Director of NewPage Corporation and NewPage Holding
Lenard B. Tessler	54	Director of NewPage Corporation and NewPage Holding
Michael S. Williams	57	Director of NewPage Corporation and NewPage Holding
Alexander M. Wolf	32	Director of NewPage Corporation and NewPage Holding
Steven E. Wynne	54	Director of NewPage Corporation and NewPage Holding

Biographies

        Mark A. Suwyn has been the chief executive officer of NewPage Corporation, NewPage Holding and Escanaba Timber since April 2006 and acted in that capacity on an interim basis from March 2006 to April 2006. Mr. Suwyn has been the chairman of NewPage Corporation's board of directors and the board of directors of NewPage Holding, Escanaba Timber and Maple Timber Acquisition since May 2005. Prior to that, from November 2004, Mr. Suwyn served as a consultant for Cerberus Capital Management through Marsuw, LLC, a company for which he was the founder and President. Mr. Suwyn was chairman and chief executive officer of Louisiana-Pacific Corporation from 1996 until his retirement in October 2004. Mr. Suwyn serves as a board member of Ballard Power Systems Inc., Bluelinx Holdings, Inc. and United Rentals Inc. Mr. Suwyn served on the compensation committee of Ballard Power Systems Inc. until March 1, 2006.

        Charles J. Aardema has been NewPage Corporation's and NewPage Holding's vice president of human resources and communications since May 2005. Prior to that, from June 2004 until May 2005, Mr. Aardema was vice president of human resources for MeadWestvaco's printing and writing papers group. Prior to that, since February 2002 he was the director of human resources for MeadWestvaco. He was director of human resources for the Mead Corporation from 1999 until February 2002.

        Daniel A. Clark has been NewPage Corporation's and NewPage Holding's chief information officer and vice president of order management since May 2005. Prior to that, since 1983, Mr. Clark was employed by Mead Corporation, most recently serving as vice president of order management since February 2002. Prior to that, Mr. Clark served in various capacities at the Mead Corporation, including vice president of order management and information technology for the Paper Division of Mead Corporation from May 2001 through February 2002 and manager of information technology operations for the Zellerbach distribution division of Mead Corporation.

        Douglas K. Cooper has been NewPage Corporation's and NewPage Holding's vice president, general counsel and secretary since November 2005. Prior to joining us, Mr. Cooper was counsel to Arent Fox PLLC, a law firm, from September 2004 through October 2005. From September 2001 to August 2003, Mr. Cooper was senior vice president of law for GDX Automotive, an automotive component supplier, in Farmington Hills, Michigan. From 1997 to August 2001, he served as executive vice president, general counsel and secretary for Peregrine Incorporated, an automotive parts manufacturer. Previously, he was employed by Leaseway Transportation Corp. in Beachwood, Ohio, as vice president, operations law.

        Matthew L. Jesch is NewPage Corporation's and NewPage Holding's chief financial officer and vice president. Mr. Jesch joined Mead Corporation in 1987, most recently serving as vice president of finance and strategy of the MeadWestvaco printing and writing papers business since 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Jesch served in various capacities at the Mead Corporation's Papers Division, including vice president of economics, strategy and information technology from May 2001 through January 2002, vice president of information technology and ERP and director of ERP.

        George F. Martin has been NewPage Corporation's and NewPage Holding's vice president of coated operations since May 2005. Prior to that, he served as vice president of operations of the Escanaba Mill of MeadWestvaco's printing and writing papers group since February 2003. From February 2002 to February 2003, he was the Director of Integration for MeadWestvaco's Papers Group. Prior to that he was production manager of the Luke Mill of Westvaco since 1997.

        James C. Tyrone has been NewPage Corporation's and NewPage Holding's senior vice president of sales and marketing since May 2005. Mr. Tyrone joined Mead Corporation in 1990, most recently serving as senior vice president of sales and marketing for MeadWestvaco's printing and writing papers business since February 2002. Prior to the merger between the Mead Corporation and Westvaco Corporation in January 2002, Mr. Tyrone served in various capacities at the Mead Corporation, including vice president of sales and marketing for the Papers Division from May 2001 through January 2002, president of the Fine Paper Division and vice president and general manager for the carbonless business unit. Mr. Tyrone is the Chairman of American Forest & Paper Association's Printing-Writing Executive Committee, and is a member of the Printing-Writing Steering Committee and Publication Papers Committee.

        Richard D. Willett, Jr. has been NewPage Corporation's and NewPage Holding's president and chief operating officer since April 2006. Previously, Mr. Willett was executive vice president and chief operating officer of Teleglobe International Holdings Ltd. since January 2005, prior to which he served as chief financial officer and executive vice president since June 2004 and chief financial officer and vice president of operations of Teleglobe Canada ULC and Teleglobe America Inc. since June 2003. Mr. Willett served as a consultant to Cerberus with respect to the acquisition of the core businesses of Teleglobe Inc. and its subsidiaries by TLGB Acquisition, an affiliate of Cerberus, from October 2002 until May 2003. Prior to Cerberus and Teleglobe, Mr. Willett had a progression of responsibilities at GE over 11 years up to the executive level, including chief financial officer of GE Superabrasives, Inc. from 2000 to 2002, and as an executive audit manager for various units of GE Capital Services from 1999 to 2000. In addition, Mr. Willett had numerous global assignments on GE's corporate internal audit staff and various engineering and product management roles in GE Plastics. Mr. Willett received his bachelor's degree in chemical engineering from Worcester Polytechnic Institute and an MBA in finance from Rensselaer Polytechnic Institute.

        Robert M. Armstrong has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. Mr. Armstrong is, and since 1985 has been, a trustee and audit committee member of the Quant Funds, a group of publicly traded mutual funds sponsored by US Boston Capital Corp. Mr. Armstrong was also a private career consultant from 1998 to December 2001. Mr. Armstrong was also Director of Alumni Career Services for Harvard Business School from 1991 to 1997. Prior to that, Mr. Armstrong was Chief Financial Officer of Property Capital Trust, a publicly-traded real estate investment trust, and its advisor, Property Capital Associates.

        David J. Prystash has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. Mr. Prystash has been controller, global product development at Ford Motor Company since January 2005 to the present. From June 2003 to December 2004 he was executive director, preowned and vehicle remarketing strategy at Ford. From August 2001 to May 2003 he served as controller, North American product programs at Ford. From January 2000 to July 2001, he served as director, corporate business development at Ford. Mr. Prystash serves on the board of directors of Ballard Power Systems, Inc.

        John W. Sheridan has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. In February 2006, Mr. Sheridan was appointed chief executive officer of Ballard Power Systems, Inc., a fuel cell manufacturer, after serving as interim chief executive officer since October 2005. Mr. Sheridan served on the board of Ballard Power Systems, Inc. since May 2001, serving as chairman of the board from June 2004 until February 2006. Mr. Sheridan served as the President and chief operating officer of Bell Canada from 2000 to November 2003.

        Robert S. Silberman has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Silberman has been chairman of the board of Strayer Education, Inc., an education services holding company, since February 2003, and chief executive officer of Strayer since March 2001 when he also began serving as a board member. He was Executive in Residence at New Mountain Capital, LLC from August 2000 to March 2001. He also serves on the board of directors of Covanta Holding Corporation.

        Gerald Porter Strong has been a member of the board of directors of NewPage Corporation and NewPage Holding since April 2006. From May 2003 to March 2006, Mr. Strong was a director and the president and chief executive officer of Teleglobe Canada ULC and Teleglobe America Inc., international voice, data and cellular roaming telecommunications companies. Mr. Strong served as a consultant to Cerberus with respect to the acquisition of Teleglobe's core business from June 2002 until May 2003. From August 2001 through June 2002, Mr. Strong served as an advisor to a number of private equity firms including Cerberus. From 1997 through July 2001, he served as president and CEO of MCI WorldCom International. Prior to joining MCI WorldCom, he served as the chief executive officer of Sears PLC from 1992 through 1997 and as a marketing and operations director of British Airways from 1988 through 1991.

        Lenard B. Tessler has been a member of the board of directors of NewPage Corporation, NewPage Holding and Maple Timber Acquisition since May 2005. Mr. Tessler is a managing director of Cerberus Capital Management, L.P., an affiliate, which he joined in May 2001. Prior to joining Cerberus, he was a founding partner of TGV Partners, a private investment partnership formed in April 1990. Mr. Tessler serves as a member of the board of directors of BlueLinx Holdings Inc.

        Michael S. Williams has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Williams has been a managing director for Cerberus Capital Management, L.P. since October 2004. Mr. Williams was the President & CEO of Netco Government Services Inc., an enterprise network integration solution provider, from February 2002 through October 2004. From December 2000 through January 2002, Mr. Williams was President and General Manager of Systems & Technology for the Global Telecommunications Division of Lockheed Martin, an advanced technology company.

        Alexander M. Wolf has been a member of the board of directors of NewPage Corporation, NewPage Holding, Escanaba Timber and Maple Timber Acquisition since May 2005. Mr. Wolf has been a managing director of Cerberus Capital Management, L.P. since March 2006, and was a Senior Vice President from April 2004 through February 2006 and a Vice President from December 2001 through March 2004.

        Steven E. Wynne has been a member of the board of directors of NewPage Corporation and NewPage Holding since August 2005. Mr. Wynne has been the President and Chief Executive Officer of Sport Brands International Ltd., an athletic brand owner, manager and developer, since March 2004. From April 2001 through March 2002, and from April 2003 through February 2004, Mr. Wynne was a partner in the Portland, Oregon, law firm of Ater Wynne LLP. Mr. Wynne served as Acting Senior Vice President and General Counsel of FLIR Systems, Inc., a thermal imagery and stabilized camera systems manufacturer, from April 2002 through March 2003. Mr. Wynne was formerly Chairman and Chief Executive Officer of eteamz.com from June 2000 through January 2001. He also serves on the board of directors of FLIR Systems, Inc. and Planar Systems, Inc.

Summary Compensation Table

        The following table sets forth information concerning the compensation for our then chief executive officer and our four other most highly compensated executive officers at the end of 2005. The compensation amounts referred to below do not reflect participation in any MeadWestvaco stock-based incentive plan. The amounts for 2005 represent the sum of compensation paid by MeadWestvaco for service through April 30, 2005 and compensation paid by us for service after that date. The amounts for prior years represent compensation paid by MeadWestvaco.

					Long Term Compensation(5)
		Annual Compensation
Name and Principal Position				Other Annual Compensation(2)	Restr. Stock Awards		All Other Compensation(3)
	Year	Salary	Bonus(1)			LTIP Payouts
Peter H. Vogel, Jr.(4)	2005	$377,044	$520,108	$—	$547,500	$106,960	$34,696
President and Chief	2004	318,223	180,400	50,973	—	107,000	19,303
Executive Officer	2003	283,947	110,000	177,046	—	35,700	21,799
Charles J. Aardema	2005	187,567	125,592	—	63,876	—	19,262
Vice President,	2004	166,695	39,488	—	—	—	10,448
Human Resources and	2003	162,030	35,373	—	—	—	6,458
Communications
Daniel A. Clark	2005	225,844	278,825	—	127,750	—	19,680
Chief Information Officer	2004	213,033	50,501	20,975	—	—	10,021
and Vice President of	2003	212,301	15,181	49,702	—	—	11,122
Order Management
Matthew L. Jesch	2005	237,031	290,525	—	209,875	—	15,978
Vice President and	2004	203,773	62,000	13,225	—	—	9,751
Chief Financial Officer	2003	201,791	25,182	19,449	—	—	10,291
James C. Tyrone	2005	304,835	389,604	—	209,875	106,960	34,725
Senior Vice President,	2004	287,004	145,000	28,289	—	107,000	17,062
Sales and Marketing	2003	286,421	39,688	14,227	—	35,700	18,600

(1)
Consists of annual incentive payments for 2005 and retention bonuses paid by MeadWestvaco and signing bonuses paid us at the time of the Acquisition.

(2)
Consists of interest on deferred compensation accounts in excess of applicable Federal tax rates paid by MeadWestvaco.

(3)
Consists of (i) matching payments to a deferred compensation plan by MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, (ii) matching payments to a 401(k) plan by NewPage Corporation or MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, (iii) the payment of executive life insurance premiums by MeadWestvaco for Messrs. Vogel, Aardema, Clark, Jesch and Tyrone, and (iv) payment of financial consulting services by MeadWestvaco for Messrs. Vogel and Tyrone.

(4)
Mr. Vogel resigned as a director and as president and chief executive officer as of March 1, 2006.

(5)
The above table excludes distributions in respect of the timber series interests of Maple Timber Acquisition LLC. Long-term compensation includes restricted interests in Maple Timber Acquisition and LTIP payouts received from MeadWestvaco.

Compensation of Directors

        Our directors who are not employees of NewPage Holding, NewPage Corporation or Cerberus receive an annual retainer of $50,000 plus $1,250 for attending each board or committee meeting and $10,000 per year for serving as a member and $20,000 per year for serving as a chairman of a committee.

        All directors are entitled to reimbursement for travel and out-of-pocket expenses in connection with their attendance at board and committee meetings.

Committees of the Board of Directors

        Our board of directors has established an audit committee, a compensation committee and a compliance committee.

        Our audit committee consists of John W. Sheridan, Robert M. Armstrong and David J. Prystash, each of whom are independent directors. Mr. Sheridan serves as the chairman of the audit committee. Duties of the audit committee include:

  •
  appointing or replacing independent accountants;

  •
  meeting with our independent accountants to discuss the planned scope of their examinations, the adequacy of our internal controls and our financial reporting;

  •
  reviewing the results of the annual examination of our financial statements and periodic internal audit examinations;

  •
  reviewing and approving the services and fees of our independent accountants;

  •
  monitoring and reviewing our compliance with applicable legal requirements; and

  •
  performing any other duties or functions deemed appropriate by our board of directors.

        Our board of directors has designated Robert M. Armstrong as our audit committee financial expert.

        Our compensation committee consists of Michael S. Williams, Robert S. Silberman and Alexander M. Wolf. Mr. Williams serves as the chairman of the compensation committee. Duties of the compensation committee include administration of our stock option plans and approval of compensation arrangements for our executive officers.

        Our compliance committee consists of Steven E. Wynne, Robert S. Silberman and Gerald Porter Strong. Mr. Wynne serves as the chairman of the compliance committee. Duties of the compliance committee include the oversight of our policies, programs and procedures to ensure compliance with relevant laws.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers have a relationship that would constitute an interlocking relationship with executive officers or directors of another entity or insider participation in compensation decisions.

Employment Agreement/Employment Letters

General

        Mark Suwyn is a party to an employment agreement, providing that effective April 13, 2006, Mr. Suwyn will serve as chairman and chief executive officer for three years for an annual base salary of $750,000 and a bonus of up to 100% of his base salary. At any time on or after the first anniversary of the effective date of the employment agreement and prior to the end of the term, our board may request that Mr. Suwyn retire as chief executive officer but remain as chairman of the board, in which case Mr. Suwyn will receive an annual consulting fee of $500,000. Under a prior consulting agreement, he received a signing bonus of $697,500 at the completion of the Transactions and received a fee of $500,000 per annum as compensation for serving as our chairman and the chairman of the board of NewPage Corporation and Maple Timber Acquisition prior to April 2006.

        Each of Messrs. Aardema, Clark, Cooper, Jesch, Martin and Tyrone are subject to employment letters under which each of them were paid an annual base salary of $190,000, $225,000, $235,000, $250,000, $235,000 and $310,000, respectively, in 2005 and each of them received a signing bonus of $81,375, $162,750, $94,080, $267,375, $162,750 and $267,375, respectively, at the completion of the Transactions or upon beginning employment. Beginning in 2006, each of them will be eligible to receive an annual bonus of 37%, 45%, 45%, 50%, 50% and 65% of his base salary, respectively, for achieving performance targets specified in his employment letter. Mr. Willett is subject to an employment agreement providing for an annual base salary of $450,000 and a bonus of up to 100% of his base salary.

Termination Provisions

        If any of the foregoing executives is terminated without "cause" or terminates his employment with "good reason," as those terms are defined in the applicable employment agreement or employment letter, in addition to receiving accrued base salary and accrued benefits to the date of termination, such executive will receive the following after executing an irrevocable employment release:

  (1)
  the pro rata portion of his bonus for the year of termination based on the number of days worked during that year and (a) if the date of termination is prior to June 1, based on his bonus from the prior year or (b) if the date of termination is on or after June 1, based on what his bonus would have been had he not been terminated;

  (2)
  (a) in the case of the foregoing executive officers other than Mr. Suwyn and Mr. Willett, an amount equal to twice his base salary less his purchase price for the paper series units of Maple Timber Acquisition purchased by him, but if the termination of his employment is within 12 months following a significant acquisition of a company of similar size by us, the amount will be equal to three times his base salary less his purchase price for those securities; however, if at the time of his termination, the fair market value of the paper series Class A Common Percentage Interests is less than his purchase price, he will also receive that difference or (b) in Mr. Suwyn's case, an amount equal to one times his base salary and in (c) Mr. Willett's case, an amount equal to two times his base salary;

  (3)
  continuation of welfare benefits for 24 months after his termination date (comprised of medical, dental, life insurance and accidental death and dismemberment insurance benefits with a total aggregate value of approximately $23,000) or until he is hired by another company and is eligible to receive its benefits;

  (4)
  payment for unused accrued vacation time; and

  (5)
  other than Mr. Suwyn, outplacement services substantially similar to those provided in our severance plan.

        If the employment of any of these executives is terminated for any other reason, other than death or disability, he will not be entitled to any severance payments other than salary and benefits accrued through the termination date. If any of the executives terminates due to death or disability, the executive or his estate will be entitled to receive the pro rata bonus referred to in clause (1) above and payment of unused accrued vacation time.

        If our board requests that Mr. Suwyn resign as chief executive officer and remain as chairman of the board, Mr. Suwyn will be entitled to receive a prorated bonus for the year of termination calculated as the product of the bonus that would have been payable to him for the year of termination and a fraction, the numerator of which is the number of days in the then current fiscal year through the date of termination and the denominator of which is 365, but in no event may this fraction be less than one half.

Non-Competition Provisions

        Each of the foregoing executives is subject to a non-competition and non-solicitation restriction for one year following termination of employment for any reason, other than Mr. Willett, who is subject to a two year non-competition and non-solicitation restriction.

Former Chief Executive Officer

        Mr. Vogel resigned as a director and as president and chief executive officer of NewPage Corporation and NewPage Holding, effective March 1, 2006. Mr. Vogel was subject to a three-year employment agreement with us under which he served as the chief executive officer and president of NewPage Holding, NewPage Corporation and Escanaba Timber. Mr. Vogel was paid an annual base salary of $400,000 and, beginning in 2006, was eligible to receive an annual bonus equal to 100% of his base salary if he met performance targets specified in his employment agreement. Under Mr. Vogel's separation agreement, subject to his execution and nonrevocation of a general release, Mr. Vogel will receive a severance payment equal to $252,500, payment for accrued but unused vacation in 2006 equal to $46,154, a pro rata bonus for the year of termination equal to $66,667, continued welfare benefits for 24 months following the termination date (comprised of medical, dental, life insurance and accidental death and dismemberment insurance benefits with a total aggregate value of approximately $23,000) at the same contribution rate that Mr. Vogel paid while employed by us and up to one year of outplacement services. Under a Repurchase Agreement, dated April 5, 2006, between Maple Timber and Mr. Vogel, Maple Timber repurchased all of Mr. Vogel's Paper Class A Common Percentage Interests and Paper Class B Common Percentage Interests for an aggregate of $7 million on May 16, 2006. Mr. Vogel is subject to non-competition and non-solicitation restrictions for one year following his resignation.

Equity Incentive Plan

        We adopted the 2006 NewPage Holding Corporation Equity Incentive Plan on July 10, 2006, which we refer to as the incentive plan. The purpose of the incentive plan is to aid us in recruiting and retaining key employees, directors and consultants of outstanding ability and to motivate them to use their best efforts on our and our affiliates' behalf. To date, we have not made any grants under the incentive plan.

        Awards.    The incentive plan provides for the grant of stock options, stock appreciation rights, restricted stock, performance awards (including cash performance awards) and other equity-based awards.

        Shares Subject to the Incentive Plan.    Subject to adjustment as provided in the next paragraph, the aggregate number of shares of our common stock that may be delivered pursuant to awards granted under the incentive plan will be 4,500,000 shares. If an award granted under the incentive plan terminates, is forfeited, is settled in cash or otherwise does not result in the issuance of shares, as applicable, then the shares covered by the termination, forfeiture, cash settlement or non-issuance of the award will again be available to be granted.

        In the event of any change affecting the outstanding shares of our common stock by reason of, among other things, a share dividend or split, reorganization, recapitalization, merger, consolidation or any transaction similar to the foregoing (other than a cash dividend), the compensation committee, in its discretion, may make such substitution or adjustment as it deems equitable as to (1) the number or kind of shares or other securities issued or reserved for issuance pursuant to the equity incentive plan or pursuant to outstanding awards, (2) the option price or exercise price of any stock appreciation right and/or (3) any other affected terms of such awards.

        Any shares of our common stock issued under the incentive plan may consist, in whole or in part, of authorized and unissued shares of our common stock, treasury shares of our common stock or shares of common stock purchased in the open market or otherwise.

        Plan Administration.    The incentive plan is administered by the compensation committee of our board of directors or a subcommittee. Our board of directors and the plan administrator also have the authority to take any action delegated to the compensation committee under the incentive plan as it may deem necessary. Awards may, in the discretion of the compensation committee, be made under the incentive plan in assumption of, or in substitution for, outstanding awards previously granted by us or our affiliates. The number of shares underlying such substitute awards will be counted against the aggregate number of shares available for awards under the incentive plan. The compensation committee has the authority to (1) select incentive plan participants, (2) interpret the incentive plan, (3) establish, amend and rescind any rules and regulations relating to the incentive plan and to make any other determinations deemed necessary or desirable for the administration of the incentive plan, (4) correct any defect or supply any omission or reconcile any inconsistency in the incentive plan in the manner and to the extent deemed necessary or desirable and (5) establish the terms and conditions of any award consistent with the provisions of the incentive plan and to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions). Any decision in respect of the interpretation and administration of the incentive plan lies within the sole and absolute discretion of the compensation committee.

        Eligibility.    Any employee, officer, director or consultant or advisor of or to us or any of our affiliates are eligible to participate in the equity incentive plan. In each case, the compensation committee will select the actual grantees.

        Limitations.    No award may be granted under the incentive plan after the 10th anniversary of its commencement. Awards granted prior to the termination may extend beyond the termination date of the incentive plan.

        Options.    Under the incentive plan, the compensation committee may grant both incentive stock options intended to conform to the provisions of Section 422 of the Internal Revenue Code and non-qualified stock options. The exercise price for options will be determined by the compensation committee, but the exercise price cannot be less than 100% of the fair market value (as defined in the incentive plan) of our common stock on the grant date. In the case of incentive stock options granted to an employee who, at the time of the grant of an option, owns stock representing more than 10% of the voting power of all classes of our stock or the stock of any of our subsidiaries, the exercise price cannot be less than 110% of the fair market value of a share of our common stock on the grant date and the incentive stock option will terminate on a date not later than the day preceding the fifth anniversary of the date on which such incentive stock option was granted.

        The compensation committee will determine when, and upon what terms and conditions, options granted under the incentive plan will be exercisable, except that no option will be exercisable more than 10 years after the date on which it was granted. The exercise price may be paid (1) with cash (or its equivalent), (2) to the extent permitted by the compensation committee, with shares of our common stock that have a fair market value equal to the aggregate option exercise price and that have been held by the optionee for not less than six months (or such other period as established by the compensation committee or generally accepted accounting principles); (3) to the extent permitted by the compensation committee, partly in cash and partly in shares; or (4) such other method approved by the compensation committee.

        Stock Appreciation Rights.    The compensation committee may grant stock appreciation rights under the incentive plan either independently or, in connection with an option, or portion thereof or in connection with an award other than an option, or portion thereof. Stock appreciation rights granted in connection with an option, or other award or portion thereof, will be granted either at the same time as the option or other award or at any time prior to the exercise or cancellation of the related option or other award and will be subject to terms and conditions determined by the compensation committee as well as any additional limitations contemplated by the incentive plan or that the compensation committee may impose, in its discretion, including conditions upon the exercisability or transferability of stock appreciation rights.

        The exercise price of each share covered by a stock appreciation right will be determined by the compensation committee, but the exercise price cannot be less than the greater of the fair market value of our common stock on the date the stock appreciation right was granted or, in the case of a stock appreciation right granted in connection with an option, or a portion thereof, the option price of the related option. Each stock appreciation right granted independent of an option will entitle an equity incentive plan participant upon exercise of such right to an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share of common stock or such other amount as the compensation committee will determine at any time during a specified period before the date of exercise over (b) the exercise price per share, times (2) the number of shares covered by the stock appreciation right. Each stock appreciation right granted in connection with an option, or a portion thereof, will entitle an equity incentive plan participant to surrender to us the unexercised option, or any portion thereof, and to receive from us in exchange an amount equal to (1) the excess of (a) the fair market value on the exercise date of one share or such other amount as the compensation committee will determine at any time during a specified period before the date of exercise over (b) the option price per share, times (2) the number of shares covered by the option, or portion thereof, which is surrendered. Payment for any stock appreciation rights may be made in shares, cash, or other property or any combination thereof, all as determined by the compensation committee.

        Restricted Stock Awards.    The compensation committee may grant restricted stock under the incentive plan in the form of restricted stock awards or as payment of performance awards and other earned cash-based incentive compensation. The terms and conditions of any restricted stock award, including any purchase price requirement and vesting provisions, will be determined by the compensation committee.

        Other Stock-Based Awards.    The compensation committee may grant awards of shares, restricted shares and other awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, shares of common stock. We refer to such awards as other stock-based awards. Other stock-based awards may be granted alone or in addition to any other awards granted under the incentive plan. Subject to the provisions of the incentive plan, the compensation committee will determine (1) the number of shares to be awarded under (or otherwise related to) other stock-based awards, (2) whether other stock-based awards will be settled in cash, shares, other property or a combination thereof and (3) all other terms and conditions of other stock-based awards (including, without limitation, the vesting provisions thereof).

        Performance Awards.    The compensation committee may grant performance awards in the form of performance cash, performance shares or performance units under the incentive plan. The terms and conditions of performance awards, including the performance criteria and performance period, will be determined by the compensation committee. Performance awards may be paid in cash, shares, other property or a combination thereof.

        Transferability.    Unless otherwise determined by the compensation committee, awards granted under the incentive plan are not transferable other than by will or by laws of descent and distribution.

        Change of Control.    The equity incentive plan provides that, in the event of a change in control, as defined below, the compensation committee may, in its sole discretion, provide for:

  •
  termination of an award upon the consummation of the change in control but only if the award has vested and been paid out or the incentive plan participant has been permitted to exercise the award in full for a period of not less than 20 days prior to the change in control;

  •
  acceleration of all or any portion or an award;

  •
  payment of any amount (in cash or, in the discretion of the compensation committee, in the form of consideration paid to our stockholders in connection with the change of control) in exchange for the cancellation of such award; and/or

  •
  issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards.

        A change in control is defined to mean the occurrence of any of the following events:

  •
  any person who is not an affiliate of us becoming a beneficial owner of securities representing fifty percent or more of the combined voting power of our then outstanding securities generally entitled to vote for the election of members of our board of directors; or

  •
  the sale, transfer or other disposition of all or substantially all of our business and assets to a person other an affiliate of Cerberus; or

  •
  our dissolution or liquidation.

        Amendment and Termination.    Our board of directors may amend, alter or terminate the incentive plan at any time, but no amendment may (i) increase the number of shares available under the plan without the approval of our stockholders (except for adjustments in such amounts in connection with stock splits, reorganizations, mergers and similar transactions), (ii) expand the types of awards available under the plan, (iii) materially expand the class of persons eligible to participate in the plan, (iv) amend the option price provisions of the plan, (v) increase the maximum permissible term of an option or free standing stock appreciation right, (vi) amend the plan provisions imposing limitations on grants to individual participants or (vii) diminish any of the rights of a participant under any awards previously granted, without his or her consent.

        In addition, the incentive plan provides that an award agreement under the plan may provide that in the event of a change in control, options and stock appreciation rights outstanding as of the date of the change in control will be cancelled and terminated without payment if the fair market value of one share of our common stock as of the date of the change in control is less than the per share option exercise price or stock appreciation right grant price; and all performance awards will be considered to be earned and payable (either in full or pro rata based on the portion of the performance period completed as of the date of the change in control), and any deferral or other restriction will lapse and the performance awards will be immediately settled or distributed.

Management Restricted Percentage Interests

        The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. The Class A, Class B and Class C Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $150 million in the aggregate in distributions, and the Class C Common Percentage Interests will participate in the equity of our business only after the Class A and Class B Common Percentage Interests together have received an additional aggregate distribution of $111,164,000.

        NewPage Corporation's executive officers have purchased the percentage of Class A Common Percentage Interests, Class B Common Percentage Interests and Class C Common Percentage Interests relating to our business specified in "Security Ownership of Certain Beneficial Owners and Management." In addition, certain other members of NewPage Corporation's management acquired Class A and Class B Common Percentage Interests relating to our business aggregating approximately 1.1% and 12.4% of the percentage interests of each class, respectively. Furthermore, certain other members of NewPage Corporation's management were issued options to purchase Class A Common Percentage Interests. Each of our executive officers and other members of management who own equity interests in Maple Timber Acquisition have entered into a five year lock up agreement with Maple Timber Acquisition, subject to certain limited exceptions. If certain entities affiliated with Cerberus have received the full amount of their preferred return and sell or redeem any Class A Common Percentage Interests, then our executive officers and other members of management who own interests in Maple Timber Acquisition will be entitled to sell the same percentage of their Class A Common Percentage Interests.

        Of the Class A and Class B Common Percentage Interests, 50% will vest over time, of which 20% vested immediately upon grant, 40% will vest at December 31, 2006 and another 40% will vest at December 31, 2007, except in the case of Mr. Cooper, for whom 50% vest at each of December 31, 2006 and 2007. The other 50% of the percentage interests will vest only if performance targets are met during 2006 and 2007. All Class A and Class B Common Percentage Interests issued to NewPage Corporation's named executives officers will vest only to the extent the applicable executive officer remains employed by NewPage Corporation on each vesting date or, in the case of Mr. Suwyn, if Mr. Suwyn remains chairman of NewPage Corporation on each vesting date. However, all Class A and Class B Common Percentage Interests held by an executive officer and chairman of NewPage Corporation will automatically vest upon a "change of control" or an "initial public offering," of us as each term is defined in the executive purchase agreements.

        Of the Class C Common Percentage Interests, 50% will vest in three equal annual installments commencing on May 1, 2007, subject to Mr. Willett remaining employed by us on each vesting date. The other 50% of the Class C Common Percentage Interests will vest in three equal annual installments commencing on May 1, 2007 only if performance targets are met and subject to Mr. Willett remaining employed by us on each vesting date. All of the Class C Common Percentage Interests will vest upon a "change of control." In the event of an "initial public offering," 50% of the Class C Common Percentage Interests subject to vesting will vest upon consummation of the Initial Public Offering and if Mr. Willett is then employed by NewPage Corporation, and the other 50% of the Class C Common Percentage Interests subject to vesting will remain subject to the original vesting schedule.

        If a holder of Class A or Class B Common Percentage Interests is terminated with "cause" or resigns without "good reason," Maple Timber Acquisition may purchase from that executive officer and that executive officer must sell to Maple Timber Acquisition, all (a) vested Class A and Class B Common Percentage Interests held by him at fair market value and (b) non-vested Class A and Class B Common Percentage Interests held by him at the lesser of 50% of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC, an affiliate of Cerberus will have the right to repurchase the percentage interests on the same terms. If a holder of Class A or Class B Common Percentage Interests is terminated without "cause" or resigns with "good reason," Maple Timber Acquisition must purchase all of the Class A and Class B Common Percentage Interests held by the holder for fair market value.

        If a holder of Class A or Class B Common Percentage Interests is terminated without "cause" or the executive officer resigns with "good reason," Maple Timber Acquisition must purchase from that executive officer all of his vested and unvested percentage interests for fair market value. Maple Timber Acquisition's and the Permitted Holders' obligation to repurchase percentage interests from the executive officers will terminate upon an initial public offering of NewPage Holding.

        If Mr. Suwyn is terminated with "cause" or resigns voluntary, his vested Class A and Class B Common Percentage Interests are subject to repurchase at fair market value and his non-vested Class A and Class B Common Percentage Interests are subject to repurchase at the lesser of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC, an affiliate of Cerberus, will have the right to repurchase the percentage interests on the same terms. If Mr. Suwyn is terminated without "cause," his vested and unvested percentage interests must be repurchased by Maple Timber Acquisition at fair market value.

        If Mr. Willett is terminated with "cause" or resigns without "good reason," Maple Timber Acquisition may purchase from Mr. Willett all vested Class C Common Percentage Interests held by him at fair market value and non-vested Class C Common Percentage Interests for the lesser of his purchase price and fair market value. If Maple Timber Acquisition does not exercise its right to repurchase the percentage interests, NewPage Investments LLC will have the right to repurchase the percentage interests on the same terms. If Mr. Willett is terminated without "cause" or resigns with "good reason," Maple Timber Acquisition must purchase from Mr. Willett all of the Class C Common Percentage Interests held by him for fair market value.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        NewPage Holding is a wholly-owned subsidiary of Escanaba Timber. Escanaba Timber is a wholly-owned subsidiary of Maple Timber Acquisition. The equity interests of Maple Timber Acquisition are classified into two separate series: one relating to our business, the paper series, and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests, Class C Common Percentage Interests and Preferred Percentage Interests. Each of these series differ with respect to the right to receive dividends and distributions upon liquidation. The following table sets forth information with respect to the beneficial ownership of the series of equity interests relating to our business as of July 10, 2006 by:

  •
  each person who is known by us to beneficially own 5% or more of the outstanding interests of such series;

  •
  each member of our board of directors and the board of directors of NewPage Corporation and Maple Timber Acquisition;

  •
  each of the executive officers named in the table under "Management—Summary Compensation Table"; and

  •
  all members of the boards of directors of NewPage Holding, New Page Corporation and Maple Timber Acquisition and executive officers as of July 10, 2006, as a group.

        The beneficial ownership information below assumes that all equity interests in Maple Timber Acquisition have vested. The following table does not include equity interests in Maple Timber Acquisition that relate to the series of equity interests not relating to our business. To our knowledge, each of the holders of interests listed below has sole voting and investment power as to the units owned unless otherwise noted.

Name and Address of Beneficial Owner	Percentage of Total Class A Common Percentage Interests of Paper Series (%)	Percentage of Total Class B Common Percentage Interests of Paper Series (%)	Percentage of Total Class C Common Percentage Interests of Paper Series (%)	Percentage of Total Preferred Percentage Interests of Paper Series (%)
Stephen Feinberg(1)(2)	89.7%	—%	—%	98.3%
Peter H. Vogel(3)(4)	—	—	—	—
Charles J. Aardema(3)	*	4.2	—	—
Daniel A. Clark(3)	*	8.3	—	—
Douglas K. Cooper(3)	*	4.2	—	—
Matthew L. Jesch(3)	1.2	13.6	—	—
George F. Martin(3)	*	8.3	—	—
Michael L. Marziale(3)	*	8.3	—	—
Mark A. Suwyn(3)	3.1	35.5	—	—
James C. Tyrone(3)	1.2	13.6	—	—
Richard D. Willett, Jr.(3)	—	—	100	—
Robert M. Armstrong	—	—	—	—
David J. Prystash	—	—	—	—
John W. Sheridan	—	—	—	—
Robert S. Silberman	—	—	—	—
Gerald Porter Strong	—	—	—	—
Lenard B. Tessler	—	—	—	—
Michael S. Williams	—	—	—	—
Alexander M. Wolf	—	—	—	—
Steven E. Wynne	—	—	—	—
Directors and executive officers as a group (17 persons)	7.6	87.6	100	—

*
Denotes beneficial ownership of less than 1% of the class of units.
(1)
One or more affiliates of Cerberus owns 89.7% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 98.3% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition. Stephen Feinberg exercises sole voting and investment authority over all of Maple Timber Acquisition's securities owned by the affiliate(s) of Cerberus. Thus, pursuant to Rule 13d-3 under the Exchange Act, Stephen Feinberg is deemed to beneficially own 89.7% of the Class A Common Percentage Interests of the paper series of Maple Timber Acquisition and 98.3% of the Preferred Percentage Interests of the paper series of Maple Timber Acquisition.

(2)
The address for Mr. Feinberg, is c/o Cerberus Capital Management, L.P., 299 Park Avenue, New York, New York 10171.
(3)
The address for the listed person is c/o NewPage Corporation, Courthouse Plaza, NE, Dayton, Ohio 45463.
(4)
Mr. Vogel resigned as a director and as president and chief executive officer of NewPage Corporation and NewPage Holding, effective March 1, 2006. Mr. Vogel sold all of his Class A Common Percentage interests and Class B Common Percentage Interests of the paper series of Maple Timber Acquisition to Maple Timber as of May 16, 2006. See "Employment Agreement/Employment Letters—Former Chief Executive Officer."

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fiber Supply Agreements with Escanaba Timber

        Contemporaneously with the consummation of the Acquisition, we entered into three separate but substantially similar fiber supply agreements with Escanaba Timber, pursuant to which Escanaba Timber supplied our Escanaba, Chillicothe and Wickliffe mills with hardwood, softwood and aspen pulpwood. We believe that the terms of these agreements were the same as if they were determined on an arms length basis.

        During November and December 2005, Escanaba Timber sold substantially all of its timberlands. In connection with the sales, we entered into amended fiber supply and stumpage agreements with unaffiliated third parties. On April 3, 2006, but effective as of April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe. The fiber supply agreement relating to that mill was transferred in connection with the sale. For a more detailed description of the fiber supply agreements, see "The Transactions—Fiber Supply Agreements."

Basket Option Contract

        On April 6, 2005, Cerberus entered into the Basket Option Contract with J. Aron & Company. Concurrently, with the completion of the Transactions, Cerberus assigned all of its rights under the Basket Option Contract to NewPage Corporation and NewPage Corporation assumed all of Cerberus' obligations thereunder. For a further description of the Basket Option Contract, see "The Transactions—Basket Option Contract." Since the Basket Option Contract was originally entered into by Cerberus and J. Aron & Company, an unaffiliated third party, we believe that the terms are materially consistent with those that would have been obtained in a transaction with an unaffiliated third party.

Escanaba Timber Profits Interest

        Certain of our and NewPage Corporation's executive officers and directors, including Messrs. Aardema, Clark, Jesch, Martin, Tyrone and Suwyn, in addition to owning paper series units of Maple Timber Acquisition specified in "Security Ownership of Certain Beneficial Owners and Management," also own profits interests in the timber series of Maple Timber Acquisition, our indirect parent. As a consequence of the sale of substantially all of the timberlands owned by Escanaba Timber, these persons are no longer eligible to participate in further distributions by Escanaba Timber.

Allocation and Services Agreement with Escanaba Timber

        Contemporaneously with the consummation of the Acquisition, we entered into an allocation and services agreement with Escanaba Timber. We believe that the terms of the allocation and service agreement are materially consistent with those terms that would have been obtained in a similar type of agreement with an unaffiliated third party. The agreement provides for us and Escanaba Timber to cooperate on post-closing purchase price adjustment matters and to allocate between us and Escanaba Timber rights and responsibilities relating to any post-closing purchase price adjustments required under the purchase agreement.

        The agreement also provides for an allocation of all fees, costs and expenses related to the Acquisition from MeadWestvaco between us and Escanaba Timber, based on whether the fee, cost or expense is clearly attributable to the acquisition and financing of our business or the timberlands. To the extent any such fees, costs or expenses are not clearly attributable to the Acquisition of our business or the timberlands, they will be allocated generally based on a good faith determination of the portion of the fee, cost or expense that relates to the Acquisition and/or financing of the timberlands and our business. The agreement also assigns rights and responsibilities under the purchase agreement, whereby we maintain all rights and responsibilities under the purchase agreement relating to the Acquisition of MeadWestvaco's paper business and Escanaba Timber maintains all rights and responsibilities under the purchase agreement relating to the Acquisition of the timberlands.

        The agreement also provides for us to furnish administrative, financial, accounting, tax, human resources, procurement, information technology and other related services to Escanaba Timber. To the extent these services were provided through the transition services being provided to us under the transition service agreements we entered into with MeadWestvaco at the closing of the Acquisition, we charged Escanaba Timber a portion of the cost charged to us by MeadWestvaco for these services, based on the anticipated proportionate use of such services by each of us and Escanaba Timber. We have agreed to continue to provide these services directly to Escanaba Timber for an additional five years after the termination or expiration of the transition agreements with MeadWestvaco, subject to Escanaba Timber's right to terminate any such services at any time during the five year period.

        We also provide certain other services to Escanaba Timber, including by making available to Escanaba Timber the services of certain members of our senior management on a limited basis for operational and management support. We charge Escanaba Timber for these services based on proportionate costs. We have agreed to make these services available for up to five years. We also sublease or license office space to Escanaba Timber at each of our Escanaba, Chillicothe and Wickliffe mill locations, at a cost allocated based on the relative usage by us and Escanaba Timber employees.

Registration Rights Agreement

        Contemporaneously with the closing of the Acquisition, Maple Timber Acquisition and NewPage Holding entered into a registration rights agreement with Cerberus and NewPage Corporation's executive officers and other members of NewPage Corporation's senior management, pursuant to which common percentage interests in Maple Timber Acquisition and/or common stock of NewPage Holding will be subject to registration.

        Under the agreement, Cerberus has the right to demand that Maple Timber Acquisition and/or NewPage Holding register under the Securities Act the common units of Maple Timber Acquisition and/or any shares of common stock of NewPage Holding held by Cerberus. NewPage Corporation's executive officers and other members of senior management will have the right to participate in any registration demand made by Cerberus, subject to certain limitations and exceptions. See "Management—Management Restricted Percentage Interests." Cerberus, NewPage Corporation's executive officers and other members of NewPage Corporation's senior management will also have "piggyback" registration rights with respect to any equity offering of securities made by Maple Timber Acquisition and/or NewPage Holding, subject to certain limitations and exceptions. Pursuant to the registration rights agreement, Maple Timber Acquisition or NewPage Holding, as applicable, will pay all registration expenses and indemnify each holder of registrable securities with respect to each registration which has been effected.

Consulting Arrangements with Rapid Change Technologies

        Dan Suwyn, the son of our chairman and chief executive officer, Mark Suwyn, is the principal owner of Rapid Change Technologies. We paid Rapid Change Technologies $891,000 for the eight months ended December 31, 2005 for consulting and training services. Rapid Change Technologies developed a training program and a process to improve communication skills, consensus building and problem solving abilities at the mill we owned in Chillicothe, Ohio. Rapid Change Technologies also facilitated the training of all of our employees at the mill on improving communication skills, resolving conflicts and developing a process to improve productivity/operations through greater collaboration between hourly employees and supervisors/management. The terms of this arrangement were determined on an arms length basis and are materially consistent with those terms that would have been obtained in an arrangement with another unaffiliated third party.

Cerberus Arrangements

        Cerberus retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. In the future, we may employ the consulting services of one or more of these Cerberus consultants. Any such retention will require the approval of the independent members of NewPage Corporation's and our Board of Directors and will be for specific projects in areas in which the consultants have expertise. In addition, any such consultants will be subject to the supervision of the independent members of NewPage Corporation's and our Board of Directors, and the consultants' duty of loyalty in their performance of their consulting services to NewPage Corporation and our company shall be solely to NewPage Corporation and us. Any such consulting services shall be provided at monthly rates not greater than the monthly fees that Cerberus pays to the applicable consultant, together with reimbursement of out of pocket expenses incurred by the consultant in providing such services. We believe that the terms of these consulting arrangements are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. Depending upon the nature of the assignment, consultants retained by us may provide services for Cerberus and other entities affiliated with Cerberus, including other Cerberus portfolio companies, at the same time as they are performing consulting services to us. For the eight months ended December 31, 2005, we paid $136,000 to Cerberus related to reimbursements for these costs directly related to our business. We also reimbursed Cerberus at the time of the Acquisition for $1,300,000 of costs and expenses incurred in connection with the Acquisition on our behalf by Cerberus. An affiliate of Cerberus was paid a fee by our parent company, Escanaba Timber LLC, in connection with the Transactions.

        We have normal purchase and sales arrangements with other entities that are owned or controlled by Cerberus. We believe that these transactions are on arms' length terms and are not material to our results of operations or financial position.

Loan to Maple Timber Acquisition

        In connection with Mr. Vogel's separation, we loaned $7 million to Maple Timber Acquisition on May 16, 2006 to enable Maple Timber Acquisition to satisfy its repurchase obligations in lieu of paying a dividend to Maple Timber Acquisition for those purposes. See "Employment Agreements/Employment Letters—Former Chief Executive Officer."

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

        Simultaneously with the consummation of the issuance of the Original Notes, NewPage Corporation entered into an aggregate of $1.1 billion of senior secured credit facilities with various lenders, Goldman Sachs Credit Partners L.P., UBS Securities LLC, JPMorgan Chase Bank, N.A., Wachovia Capital Markets LLC and Bank of America, N.A. The following is a summary of the material terms contained in the senior secured credit facilities. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior secured credit facilities.

        Structure.    At inception, the senior secured credit facilities consisted of (reduced during March 2006 as described below):

  •
  a senior secured term loan, or senior term facility, of $750 million, and

  •
  a senior secured revolving credit facility, or revolving facility, of $350 million.

        The full amount of the senior term facility was drawn in a single drawing at the closing to fund the Acquisition and pay related fees and expenses. See "The Transactions." Subject to customary conditions, including the absence of defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and reborrowed on or after the closing, as applicable, including the letters of credit and swing line loans, until the maturity date thereof. The revolving facility was partially utilized to fund the Acquisition and pay related expenses, and may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The maximum amount that may be borrowed and outstanding at any time under the revolving facility may not exceed a borrowing base, as described below.

        Borrowing Base.    The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $350 million or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of NewPage Corporation and its subsidiaries' eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of NewPage Corporation and its subsidiaries' eligible inventory or (ii) the lower of cost or market value of NewPage Corporation and its subsidiaries' eligible inventory multiplied by 85% of the "net cost recovery percentage", minus certain reserves established by the collateral agent under the revolving facility. The collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, "net cost recovery percentage" is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. The terms of the revolving facility provide that such appraisals will be conducted annually, and more frequently at the collateral agent's request if an event of default exists. As of June 30, 2006, there were no borrowings outstanding under the revolving senior secured credit facility and based on availability under the borrowing base as of that date, we had $224 million of additional borrowing availability under the revolving senior secured credit facility. In April 2006, we permanently reduced the commitment under the revolving senior secured credit facility from $350 million to $275 million.

        Maturity, Amortization and Prepayment.    The senior term facility has a maturity of six years and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. Unless terminated earlier, the revolving facility has a maturity of five years.

        The senior term facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 75% of NewPage Corporation's excess cash flow, as defined in the senior secured credit facilities (declining in stages to zero, in accordance with a leverage ratio test).

        Interest.    The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate (as defined in our senior secured credit facilities), plus an applicable margin, or (ii) the adjusted Eurodollar rate (as defined in our senior secured credit facilities), plus an applicable margin. Amounts outstanding under our revolving facility initially bear interest, at our option, at a rate per annum equal to either: (i) the base rate, plus an applicable margin, or (ii) the adjusted Eurodollar rate, plus an applicable margin. Beginning on the date on which we deliver financial statements for NewPage Corporation for the second full fiscal quarter following the closing of the senior secured credit facilities, the applicable margin for the revolving facility is subject to adjustment based on the achievement of certain leverage ratios. The interest rates under our senior secured credit facilities bear interest at the rate determined by reference to the base rate plus an additional 2% per annum during the continuance of an event of default.

        Guarantees and Security.    The senior secured credit facilities are guaranteed by NewPage Holding, NewPage Corporation and each of NewPage Corporation's existing and future direct and indirect subsidiaries, other than any foreign subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on our and their present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries. Subject to certain customary exceptions, NewPage Corporation and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of NewPage Corporation and each of its domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries), including the capital stock of each of NewPage Corporation's domestic subsidiaries and 65% of the capital stock of NewPage Corporation's foreign subsidiaries, if any, as well as NewPage Corporation's capital stock owned by NewPage Holding and (ii) a second priority security interest in and lien on NewPage Corporation and each of its domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to NewPage Holding, NewPage Corporation and each of NewPage Corporation's guarantor domestic subsidiaries.

        Fees.    Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

        Covenants.    The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries of NewPage Corporation that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the New Notes and the NewPage Notes and otherwise restrict corporate activities. In addition, as discussed below, under the senior term facility (and under the revolving facility to the extent that the unused borrowing availability under the revolving facility plus excess cash are below $40 million for 10 consecutive business days), we are required to comply with the following financial ratios and tests:

  •
  Minimum Interest Coverage Ratio.    The interest coverage ratio is the ratio of consolidated adjusted EBITDA (as defined in our senior secured credit facilities) to consolidated cash interest expense (as defined in our senior secured credit facilities) for the trailing four quarters. The minimum interest coverage ratio increases from 2:1 to 2.5:1 during the term of such senior secured credit facility.

  •
  Fixed Charge Coverage Ratio.    The fixed charge coverage ratio is the ratio of consolidated adjusted EBITDA to consolidated fixed charges (as defined in our senior secured credit facilities) for the trailing four quarters. The minimum interest coverage ratio is 1:1 during the term of such senior secured credit facility.

  •
  Total Leverage Ratio.    The total leverage ratio is the ratio of our consolidated total debt (as defined in our senior secured credit facilities) to our consolidated adjusted EBITDA for the trailing four quarters. The total leverage ratio decreases from 6:1 to 4.25:1 during the term of the such senior secured credit facility.

  •
  Senior Leverage Ratio.    The senior leverage ratio is the ratio of our consolidated senior debt (as defined in our senior secured credit facilities) to our consolidated adjusted EBITDA for the trailing four quarters. The total leverage ratio decreases from 3:1 to 1.75:1 during the term of such senior secured credit facility.

  •
  Capital Expenditures.    Capital expenditures are expenditures that are required by generally accepted accounting principles to be included in the purchase of property and equipment. Our annual capital expenditures may not exceed $140 million for the 2005 fiscal year, $175 million for the 2006 fiscal year, $225 million for the 2007 fiscal year and $150 million for the 2008 fiscal year and each fiscal year thereafter; provided that we may make or incur additional capital expenditures if at the end of any fiscal quarter, the total leverage ratio is 3.5:1 or less.

        We are compliant with all of the financial covenants under our senior secured credit facilities. For a more detailed discussion regarding these covenants and our compliance as of December 31, 2005, see "Management's Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Debt and Other Obligations—Debt Covenants."

        Events of Default.    The senior secured credit facilities contain customary events of default (subject to customary exceptions, thresholds and grace periods), including, without limitation: (i) nonpayment of principal or interest; (ii) failure to perform or observe covenants; (iii) inaccuracy or breaches of representations and warranties; (iv) cross-defaults with certain other indebtedness; (v) certain bankruptcy related events; (vi) impairment of security interests in collateral; (vii) invalidity of guarantees; (viii) monetary judgment defaults; (ix) certain ERISA matters and (x) certain change of control events.

NewPage Corporation Senior Secured Notes due 2012

        Simultaneously with the consummation of the issuance of the Original Notes, NewPage Corporation issued $350 million in aggregate principal amount of 10% senior secured notes and $225 million in aggregate principal amount of floating rate senior secured notes, each due 2012, which we refer to as the 10% senior secured notes and floating rate senior secured notes, respectively, and, collectively, as the senior secured notes. The following is a summary of the material terms of the senior secured notes and the indentures governing such notes. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior secured note indentures, the collateral trust agreement and the intercreditor agreement.

        Maturity and Interest.    Each of the senior secured notes will mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually.

Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR plus 6.25% and is payable quarterly.

        Guarantees.    The senior secured notes are guaranteed by each of NewPage Corporation's current and future domestic subsidiaries.

        Security.    The senior secured notes and the related subsidiary guarantees are secured equally and ratably by second priority liens on substantially all of the assets of NewPage Corporation and its subsidiaries, other than cash deposit accounts, accounts receivables, inventory, the stock of NewPage Corporation's subsidiaries and intercompany debt. These liens will be junior in priority to the liens securing the senior secured credit facilities of NewPage Corporation. Matters relating to certain intercreditor issues relating to the priority, enforcement and other rights relating to the collateral including the order in which the proceeds from the collateral will be distributed, are governed under the collateral trust agreement and the intercreditor agreement.

        Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior secured notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the fixed rate senior secured notes at a price equal to 100% of the principal amount of the fixed rate notes plus a make-whole premium.

        Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior secured notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

        Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior secured notes.

        Repurchase of Senior Secured Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior secured notes may require NewPage Corporation to repurchase all or a portion of its senior secured notes.

        Covenants.    The senior secured note indentures contain various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation's ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to allow liens to exist, (iv) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (v) to merge, consolidate or sell assets and (v) to enter into transactions with affiliates.

        Events of Default.    The senior secured note indentures contain various events of default substantially similar to those contained in the indenture governing the notes being offered hereby. In addition, the senior secured notes indentures include, among others, the following additional events of default (subject to customary exceptions, thresholds and grace periods): (i) any security document is held to be unenforceable ceases for any reason to be in full force or effect, (ii) any subsidiary guarantee guaranteeing the senior secured notes is held to be unenforceable or ceases for any reason to be in full force and effect, or any guarantor of NewPage Corporation, or any person acting on behalf of any such guarantor, denies or disaffirms its obligations under its guarantee and (iii) NewPage Holding or any of its subsidiaries acquires or retires for value any of the notes being offered hereby other than with the proceeds of a sale of common equity of NewPage Holding or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries).

NewPage Corporation Senior Subordinated Notes due 2013

        Simultaneously with the consummation of the initial issuance of the Original Notes, NewPage Corporation issued $200 million in aggregate principal amount of senior subordinated notes due 2013, which we refer to as the senior subordinated notes. The following is a summary of the material terms of the senior subordinated notes and the indenture governing such notes. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the senior subordinated note indenture.

        Maturity and Interest.    The senior subordinated notes will mature on May 1, 2013. Interest on the senior subordinated notes accrues at the rate of 12% per annum and is payable semi-annually.

        Guarantees and security.    The senior subordinated notes are guaranteed by each of NewPage Corporation's current and future domestic subsidiaries. The senior subordinated notes are unsecured.

        Subordination.    The payments on the senior subordinated notes are subordinated to the prior payment in full of all of NewPage Corporation's present and future senior indebtedness.

        Optional Redemption.    At any time on or after May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at specified redemption prices. At any time prior to May 1, 2009, NewPage Corporation may redeem some or all of the senior subordinated notes at a price equal to 100% of the principal amount of the senior subordinated notes plus a make-whole premium.

        Optional Redemption after Equity Offering.    Subject to certain conditions, at any time prior to May 1, 2008, NewPage Corporation may redeem up to 30% of the outstanding aggregate principal amount of the senior subordinated notes with the net cash proceeds of any one or more qualified public equity offerings by NewPage Corporation or an equity contribution to NewPage Corporation from its direct or indirect parents from one or more qualified public equity offerings at specified redemption prices.

        Mandatory Redemption.    NewPage Corporation is not required to make mandatory redemption or sinking fund payments with respect to the senior subordinated notes.

        Repurchase of Senior Subordinated Notes at the Option of Holders.    If NewPage Corporation sells certain assets without applying the proceeds in a specified manner, or experiences certain change of control events, each holder of the senior subordinated notes may require NewPage Corporation to repurchase all or a portion of its senior subordinated notes.

        Covenants.    The senior subordinated note indenture contains various customary negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including restrictions on NewPage Corporation's ability and the ability of its subsidiaries (i) to pay dividends and make certain payments or investments, (ii) to incur indebtedness, (iii) to incur any indebtedness that is contractually subordinate to any senior indebtedness of NewPage Corporation and senior to the senior subordinated notes, (iv) to allow liens to exist, (v) to restrict any subsidiaries of NewPage Corporation from paying dividends or making certain other payments to NewPage Corporation or its subsidiaries, (vi) to merge, consolidate or sell assets and (vii) to enter into transactions with affiliates.

        Events of Default.    The senior subordinated note indenture contains various events of default substantially similar to those contained in the indenture governing the notes being offered hereby. In addition, the senior subordinated note indenture includes, among others, the following additional events of default (subject to customary exceptions, thresholds and grace periods): (i) any subsidiary guarantee guaranteeing the senior subordinated notes is held to be unenforceable or ceases for any reason to be in full force and effect, or any guarantor of NewPage Corporation, or any person acting on behalf of any such guarantor, denies or disaffirms its obligations under its guarantee and (ii) NewPage Holding or any of its subsidiaries acquires or retires for value any of the notes being offered hereby other than with the proceeds of a sale of common equity of NewPage Holding or a contribution to the common equity capital of NewPage Holding (other than from NewPage Corporation or one of its subsidiaries).

DESCRIPTION OF THE NEW NOTES

        You can find the definitions of certain terms used in this description under the subheading "Certain Definitions." In this description, the term "Company" refers only to NewPage Holding Corporation and not to any of its subsidiaries and the term "NewPage" refers to NewPage Corporation.

        The original floating rate senior PIK notes are referred to in this description as the "original notes." The terms of the new notes are identical in all material respects to the terms of the original notes, except for the transfer restrictions and registration rights relating to the original notes, and are referred to in this description as the "new notes," and together with the original notes, are referred to in this description as the "notes."

        The following description is a general summary of the material provisions of the indenture. It does not restate that agreement in their entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "—Additional Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture.

        We have filed a registration statement with the Securities and Exchange Commission relating to an initial public offering of our common stock. The offering has been postponed due to market conditions. The use of proceeds for that offering includes the redemption of the notes. We cannot assure you that we will complete the initial public offering of our common stock.

Brief Description of the Notes

        The notes:

  •
  are general unsecured obligations of the Company;

  •
  are not guaranteed by any of the Company's Subsidiaries and are structurally subordinated to any existing and future indebtedness and liabilities of the Company's Subsidiaries;

  •
  are pari passu in right of payment with any future senior Indebtedness of the Company; and

  •
  are senior in right of payment to any future subordinated Indebtedness of the Company.

        As of June 30, 2006, the Company and its Subsidiaries had approximately $1,481 million of Indebtedness under the notes, NewPage Credit Agreements and the NewPage Indentures (excluding $51 million in outstanding letters of credit). The senior subordinated note indenture will permit NewPage and its Subsidiaries to incur additional Indebtedness.

        The indenture governing the New Notes contains covenants that impose significant restrictions on our business. The restrictions that these covenants place on us and our restricted subsidiaries include limitations on our ability and the ability of our restricted subsidiaries to, among other things:

  •
  incur additional indebtedness or issue disqualified stock or preferred stock;

  •
  create liens;

  •
  pay dividends or make other sorts of restricted payments;

  •
  make investments;

  •
  sell assets;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into transactions with our affiliates; and

  •
  designate our subsidiaries as unrestricted subsidiaries.

        These covenants are subject to a number of important exceptions and qualifications, which are described below.

Principal, Maturity and Interest

        The Company issued $125 million in aggregate principal amount of notes in the original offering. The Company may issue additional notes under the indenture from time to time, including additional notes issued from time to time to represent interest and Special Interest, if any, automatically deemed paid pursuant to the following paragraph. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture. The notes will mature on November 1, 2013. All notes (including all additional notes) will be paid in cash upon the scheduled maturity of the notes.

        Interest on the notes accrues at an annual rate from the date of the original issuance of the Original Notes, or if interest has already been paid, from the date most recently paid, reset semi-annually, equal to LIBOR plus 7.0%. Interest is payable in the form of additional notes semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. Interest on overdue principal and interest and Special Interest, if any, accrues at a rate that is 1% per annum higher than the then applicable interest rate on the notes in the form of additional notes, to the extent lawful. The Company will make each interest payment in the form of additional notes to the holders of record on the April 15 and October 15 immediately preceding the applicable interest payment date. Notwithstanding the foregoing, the Company is required under the indenture to pay all interest and Special Interest, if any, in cash and not in additional notes if the notes become due and payable due to (A) an acceleration of the notes due to an event of default as specified in the indenture or (B) the scheduled maturity of the notes.

        Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. The amount of interest for each day that the notes are outstanding (the "Daily Interest Amount") will be calculated by dividing the interest rate in effect for such day by 360 and multiplying the result by the principal amount of the notes then outstanding.

        The Calculation Agent will, upon the request of any holder of notes, provide the interest rate then in effect with respect to the notes. All calculations made by the Calculation Agent in the absence of manifest error will be conclusive for all purposes and binding on the Company and the holders of the notes.

Methods of Receiving Payments on the Notes

        Interest and Special Interest, if any, to be paid by the Company in the form of additional notes will be mailed to the holders at their addresses set forth in the register of holders. If a holder of notes has given wire transfer instructions to the Company, the Company will pay all required cash payments of principal, interest and premium and Special Interest, if any, on that holder's notes in accordance with those instructions. All other cash payments on the notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the noteholders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

        The trustee is the initial paying agent and registrar. The Company may change the paying agent or registrar without prior notice to the holders of the notes, and the Company or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A holder may transfer or exchange notes in accordance with the provisions of the indenture. Holders will be required to pay all taxes or similar government charges due on transfer or exchange. The registered holder of a note is treated as the owner of it for all purposes. Only registered holders have rights under the indenture.

Optional Redemption

        The notes are redeemable upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Special Interest, if any, on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of the holders of notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
May 1, 2006	100.0%
May 1, 2007	102.0%
May 1, 2008	101.0%
May 1, 2009 and thereafter	100.0%

        Unless the Company defaults in the payment of the redemption price, interest will cease to accrue on the notes or portions thereof called for redemption on the applicable redemption date.

Repurchase of Notes at the Option of Holders

Change of Control

        If a Change of Control occurs, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess of $2,000 (excluding additional notes, of which any portion may be repurchased in whole or in part)) of that holder's notes pursuant to a Change of Control Offer on the terms set forth in the indenture.

        In the Change of Control Offer, the Company will offer a Change of Control payment equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Special Interest, if any, on the notes repurchased to the date of purchase, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indenture by virtue of such compliance.

        On the Change of Control payment date, the Company will, to the extent lawful accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the Change of Control Offer.

        The paying agent will promptly mail to each holder of notes properly tendered, and not withdrawn, the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000 (except that additional notes issued in payment of interest or Special Interest, if any, may be in other denominations). Notes repurchased pursuant to a Change of Control Offer will be retired and cancelled.

        Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the holders to require that the Company repurchase or redeem the notes in the event of a takeover, recapitalization, spin-off or similar transaction.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require the Company to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Asset Sales

        The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)
the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)
at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash. For purposes of this provision (but not the definition of Net Proceeds), each of the following will be deemed to be cash:

(A)
Cash Equivalents;

(B)
any liabilities, as shown on the Company's most recent consolidated balance sheet, of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Guarantee) that are assumed by the transferee of any such assets pursuant to a customary assumption agreement that releases the Company or such Restricted Subsidiary from further liability;

(C)
any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are, within 180 days of the Asset Sale, converted by the Company or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(D)
any Designated Noncash Consideration received by the Company or any Restricted Subsidiary thereof in such Asset Sale having a Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (D) that is at that time outstanding, not to exceed the greater of (x) $50 million or (y) 2.5% of Total Assets at the time of receipt of such Designated Noncash Consideration, with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value;

(E)
any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant; and

(F)
cash held in escrow as security for any purchase price settlement, for damages in respect of a breach of representations and warranties or certain covenants or for payment of other contingent obligations in connection with the Asset Sale.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the applicable Restricted Subsidiary, as the case may be) may apply such Net Proceeds at its option:

(1)
to repay Indebtedness of the Company's Restricted Subsidiaries and, if such Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)
to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of the Company;

(3)
to make a capital expenditure; or

(4)
to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

        Pending the final application of any Net Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided in the second paragraph of this covenant will constitute Excess Proceeds. When the aggregate amount of Excess Proceeds exceeds $20 million, within ten days thereof, the Company will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest, if any, to the date of purchase and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

        The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indenture by virtue of such compliance.

        The NewPage Credit Agreements and the agreements governing the outstanding NewPage Notes currently provide that the purchase by the Company or any of its Subsidiaries of any notes other than with the proceeds of a sale of common stock of the Company or a contribution to the common equity capital of the Company (other than from NewPage or one of its Subsidiaries), would constitute a default under the NewPage Credit Agreements and the NewPage Notes. The NewPage Credit Agreements also provide that certain change of control or asset sale events with respect to the Company or any of its Subsidiaries will constitute a default under these agreements. In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing notes, the Company could or, if applicable, could cause its Subsidiaries to seek the consent of their lenders to the purchase by the Company of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company or, if applicable, its Subsidiaries do not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing any notes. In such case, the Company's failure to purchase tendered notes would constitute an Event of Default under the indenture which could, in turn, constitute a default under such other Indebtedness. In such circumstances, the provisions in the indentures or agreements governing such other Indebtedness would likely restrict payments to the holders of notes.

Selection and Notice

        If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements. No notes of $2,000 or less (excluding additional notes issued in payment of interest or Special Interest, if any) can be redeemed in part.

        Notes called for purchase or redemption become due on the date fixed for purchase or redemption. On and after the purchase or redemption date, interest ceases to accrue on notes or portions of notes purchased or called for redemption.

Certain Covenants

Restricted Payments

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)
declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests or to the direct or indirect holders of the Company's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company);

(2)
purchase, redeem or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)
make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of the Company or any Restricted Subsidiary that is contractually subordinated to the notes (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries), except (i) a payment of interest or principal at the Stated Maturity thereof or (ii) the purchase, repurchase or other acquisition of any such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case, due within one year of the date of such purchase, repurchase or other acquisition; or

(4)
make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments").

        The preceding provisions will not prohibit:

(1)
the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of the Company or any Restricted Subsidiary that is contractually subordinated to the notes with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(2)
the payment of any dividend or similar distribution by a Restricted Subsidiary of the Company to the holders of its Equity Interests on a pro rata basis;

(3)
so long as no Default has occurred and is continuing or would be caused thereby, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company or any Restricted Subsidiary of the Company held by any current or former officer, director, consultant or employee of the Company or any of its Restricted Subsidiaries, and any dividend payment or other distribution by the Company or a Restricted Subsidiary to a direct or indirect parent holding company of the Company utilized for the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of such direct or indirect parent holding company held by any current or former officer, director, employee or consultant of the Company or any of its Restricted Subsidiaries or, in each case to the extent applicable, their respective estates, spouses, former spouses or family members or other permitted transferees, in each case, pursuant to any equity subscription agreement, stock option agreement, shareholders' agreement or similar agreement or benefit plan of any kind; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $5 million in any calendar year period (with unused amounts in any immediately preceding calendar year being carried over to the two immediately succeeding calendar years subject to a maximum carry-over amount of $10 million in any calendar year); provided further that such amount in any calendar year may be increased as provided for in the Indenture.

(4)
the repurchase of Equity Interests deemed to occur upon the exercise of stock options or warrants to the extent such Equity Interests represent a portion of the exercise price of those stock options or warrants;

(5)
so long as no Default has occurred and is continuing or would be caused thereby, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of NewPage or any Restricted Subsidiary of NewPage issued on or after May 2, 2005 in accordance with the Consolidated Coverage Ratio test;

(6)
Permitted Payments to Parent;

(7)
so long as no Default has occurred and is continuing or would be caused thereby, upon the occurrence of a Change of Control and within 60 days after completion of the offer to repurchase notes in connection with the Change of Control (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of any Restricted Subsidiary of the Company that is contractually subordinated to the notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Change of Control, at a purchase price not greater than 101% of the outstanding principal amount thereof (plus accrued and unpaid interest);

(8)
so long as no Default has occurred and is continuing or would be caused thereby, after the completion of an Asset Sale Offer (including the purchase of all notes tendered), any purchase or redemption of Indebtedness of any Restricted Subsidiary of the Company that is contractually subordinated to the notes that is required to be repurchased or redeemed pursuant to the terms thereof as a result of such Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest) with any Excess Proceeds that remain after consummation of an Asset Sale Offer;

(9)
any payment solely to reimburse the Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries; and

(10)
the redemption, repurchase or other acquisition for value of any common Equity Interests of any Foreign Subsidiary of the Company that are held by a Person that is not an Affiliate of the Company or to the extent required to satisfy applicable laws, rules or regulations in an aggregate amount since the date of the indenture not to exceed $1 million; provided that the consideration for such redemption, repurchase or other acquisition is not in excess of either (x) the Fair Market Value of such common Equity Interests or (y) such amount required by applicable laws, rules or regulations.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that NewPage and its Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock or preferred stock, if the Consolidated Coverage Ratio for the Company's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence by NewPage and its Restricted Subsidiaries of any of the following items of Indebtedness (collectively, "Restricted Subsidiary Permitted Debt"):

(1)
the incurrence by NewPage (and the Guarantee thereof by any of NewPage's Restricted Subsidiaries) of revolving credit Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of NewPage and its Restricted Subsidiaries thereunder) not to exceed the greater of:

(A)
$350 million less the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the covenant and less the aggregate principal amount of all Indebtedness incurred under clause (2) of this paragraph then outstanding, plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility under which Indebtedness is incurred pursuant to this clause (1) or

(B)
the amount of the Borrowing Base as of the date of such incurrence;

(2)
Indebtedness incurred by a Receivables Entity in a Qualified Receivables Transaction that is not recourse to NewPage or any of its Restricted Subsidiaries (except for Standard Securitization Undertakings); provided, however, that after giving effect to any such incurrence, the aggregate amount of all indebtedness incurred under this clause (2) and then outstanding does not exceed $350 million less:

(A)
the aggregate principal amount of all Indebtedness incurred under clause (1) of this paragraph and

(B)
the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any revolving credit Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the Asset Sales covenant plus the amount of any reasonable fees, underwriting discounts, premiums, prepayment penalties and other costs and expenses incurred in connection with extending, refinancing, renewing, replacing or refunding any Credit Facility or any Indebtedness incurred pursuant to this clause (2);

(3)
the incurrence by NewPage (and the Guarantee thereof by any of NewPage's Restricted Subsidiaries) of term Indebtedness under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (3) not to exceed $750 million less the aggregate amount of all Net Proceeds of Asset Sales applied by NewPage or any of its Restricted Subsidiaries since the date of the indenture to repay any term Indebtedness under a Credit Facility and effect a corresponding commitment reduction thereunder pursuant to the Asset Sales covenant;

(4)
the incurrence by NewPage and its Restricted Subsidiaries of the Existing Indebtedness;

(5)
the incurrence by NewPage and its Restricted Subsidiaries of Indebtedness represented by the NewPage Notes issued on the date of the indenture, the NewPage Indentures and the exchange notes, if any, to be issued pursuant to any registration rights agreement of NewPage;

(6)
the incurrence by NewPage or any of its Restricted Subsidiaries of Attributable Debt in connection with a Sale/Leaseback Transaction or Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, development, construction, installation or improvement of property, plant or equipment used in the business of NewPage or any of its Restricted Subsidiaries, in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (6), not to exceed 3% of Total Assets on the date of incurrence;

(7)
the incurrence by NewPage or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the indenture to be incurred under the first paragraph of this covenant or clauses (4), (5), (6), (17), (18) or (19) of this paragraph;

(8)
the incurrence by NewPage or any of its Restricted Subsidiaries of intercompany Indebtedness between or among NewPage and any of its Restricted Subsidiaries; provided, however, that (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than NewPage or a Restricted Subsidiary of NewPage and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either NewPage or a Restricted Subsidiary of NewPage, will be deemed, in each case, to constitute an incurrence of such Indebtedness by NewPage or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9)
the issuance by any of the Company's Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock;

(10)
the incurrence by NewPage or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business;

(11)
the guarantee by NewPage or any of its Restricted Subsidiaries of Indebtedness of NewPage or a Restricted Subsidiary of NewPage that was permitted to be incurred by another provision of this covenant;

(12)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness incurred in respect of Insurance Financing Arrangements and Indebtedness incurred in respect of workers' compensation claims, self-insurance obligations, bankers' acceptances, performance, completion and surety bonds, completion guarantees and similar obligations in the ordinary course of business;

(13)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five business days;

(14)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness arising from agreements of NewPage or such Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the sale or other disposition of any business, assets or Capital Stock of NewPage or any Restricted Subsidiary of NewPage, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock; provided that (A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, whether or not cash, actually received by NewPage and its Restricted Subsidiaries in connection with such disposition and (B) such Indebtedness is not reflected in the balance sheet of NewPage or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (14));

(15)
the incurrence of contingent liabilities arising out of endorsements of checks and other negotiable instruments for deposit or collection in the ordinary course of business;

(16)
the incurrence of Indebtedness consisting of Guarantees of loans or other extensions of credit to or on behalf of current or former officers, directors, employees, or consultants of the Company, any Restricted Subsidiary of the Company, or any direct or indirect parent of the Company for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company in an amount not to exceed $10 million at any one time outstanding;

(17)
the incurrence by a Foreign Subsidiary of additional Indebtedness in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (17), not to exceed $35 million at any time outstanding;

(18)
the incurrence by NewPage or any of its Restricted Subsidiaries of Indebtedness in connection with the acquisition of all of the Capital Stock of a Person that becomes a Restricted Subsidiary of NewPage or all or substantially all of the assets of a Person, in each case, engaged in a Permitted Business having an aggregate principal amount at any one time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (18), not to exceed an amount equal to 100% of the Net Proceeds received by NewPage from the issuance or sale (other than to a Subsidiary of NewPage) of its Capital Stock (other than Disqualified Stock) or as a contribution to the equity capital of the Company (other than as Disqualified Stock), in each case subsequent to the date of the indenture; and

(19)
the incurrence by NewPage or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (19), not to exceed $75 million.

        The first paragraph of this covenant will not prohibit the incurrence by the Company of Indebtedness represented by (1) the additional notes to be issued from time to time in payment of accrued interest, including Special Interest, if any, on the notes, (2) the Exchange Notes, if any, to be issued pursuant to the registration rights agreement and (3) Guarantees of Indebtedness of NewPage and its Restricted Subsidiaries permitted to be incurred as provided in the preceding paragraphs of this covenant (collectively, "Permitted Debt").

        The Company will not, directly or indirectly, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms.

        For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Restricted Subsidiary Permitted Debt described in clauses (1) through (19) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company (in its sole discretion) will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which notes are first issued and authenticated under the indenture will initially be deemed to have been incurred on such date in reliance on the exceptions provided by clauses (1) and (3) of the definition of Restricted Subsidiary Permitted Debt. The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Stock or preferred stock in the form of additional shares of the same class of Disqualified Stock or preferred stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or preferred stock for purposes of this covenant; provided, in each such case, that the amount of any such accrual, accretion or payment is included in Interest Expense of the Company as accrued. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

        The amount of any Indebtedness outstanding as of any date will be:

(1)
the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)
the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)
in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(A)
the Fair Market Value of such assets at the date of determination; and

(B)
the amount of the Indebtedness of the other Person.

Liens

        The Company will not and will not permit any of its Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, unless all payments due under the indenture and the notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; provided that if such Indebtedness is by its terms expressly subordinated to the notes, the Lien securing such Indebtedness shall be subordinate and junior to the Lien securing the notes with the same relative priority as such subordinate or junior Indebtedness shall have with respect to the notes.

Merger, Consolidation or Sale of Assets

        The Company will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless, in addition to certain other limited exceptions:

(1)
either: (A) the Company is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; provided that, in the case such Person is not a corporation, a co-obligor of the notes is a corporation;

(2)
the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the notes, the indenture and the registration rights agreement pursuant to agreements reasonably satisfactory to the trustee;

(3)
immediately after such transaction, no Default or Event of Default exists; and

(4)
the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(A)
be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "—Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock" or

(B)
would have a Consolidated Coverage Ratio that is equal to or greater than the Consolidated Coverage Ratio of the Company immediately prior to such transaction.

        In addition, the Company will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.

Transactions with Affiliates

        The Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an "Affiliate Transaction"), unless the Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and the Company complies with certain other requirements set forth in the Indenture.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)
any consulting or employment agreement or arrangements, incentive compensation plan, stock option or stock ownership plan, employee benefit plan, severance arrangements, officer or director indemnification agreement or any similar arrangement entered into by the Company or any of its Restricted Subsidiaries for the benefit of directors, officers, employees and consultants of the Company or a direct or indirect parent of the Company and payments and transactions pursuant thereto;

(2)
transactions between or among the Company and/or its Restricted Subsidiaries;

(3)
transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)
payment of reasonable directors' fees to Persons who are not employees of the Company;

(5)
any issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the capital of the Company (other than as Disqualified Stock);

(6)
Restricted Payments that do not violate the provisions of the indenture described above under the caption "—Restricted Payments";

(7)
any payment solely to reimburse Principal or its Affiliates for actual out-of-pocket expenses, not including fees paid directly or indirectly to Principal or its Affiliates, in connection with the Acquisition or for the provision of third party services to the Company and its Subsidiaries;

(8)
any agreement or arrangements as in effect on the date of the indenture and described in this offering circular under the heading "Certain Relationships and Related Party Transactions," and any renewals, extensions or replacements of any such agreement or arrangements (so long as such renewals, extensions or replacements are not, taken as a whole, materially less favorable to the holders of the notes as determined by the Board of Directors in its reasonable good faith judgment) and the transactions contemplated thereby;

(9)
loans or advances to employees in the ordinary course of business not to exceed $10 million in the aggregate at any one time outstanding;

(10)
Permitted Payments to Parent;

(11)
transactions with a joint venture engaged in a Permitted Business; provided that all the outstanding ownership interests of such joint venture are owned only by the Company, its Restricted Subsidiaries and Persons that are not Affiliates of the Company;

(12)
sales or purchases of goods or services, in each case in the ordinary course of business, on terms no less favorable to the Company or the applicable Restricted Subsidiary than those that are actually being obtained substantially contemporaneously in comparable transactions with Persons that are not Affiliates of the Company, and otherwise in compliance with the terms of the indenture;

(13)
transactions effected as part of a Qualified Receivables Transaction;

(14)
repurchases of NewPage Notes and any of the notes if repurchased on the same terms as offered to Persons that are not Affiliates of the Company; and

(15)
any Investment of the Company or any of its Restricted Subsidiaries existing on the date of the indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the indenture.

Designation of Restricted and Unrestricted Subsidiaries

        As of the date hereof, all of our subsidiaries are "Restricted Subsidiaries." However, the Board of Directors of the Company may designate any Restricted Subsidiary (other than NewPage) to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as

Unrestricted will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption "—Restricted Payments" or under one or more clauses of the definition of Permitted Investments, as determined by the Company. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default.

        If, at any time, any Unrestricted Subsidiary would no longer meet the requirements for designation as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption "—Incurrence of Indebtedness and Issuance of Preferred Stock," or the Consolidated Coverage Ratio is equal to or greater immediately following such designation than the Consolidated Coverage Ratio immediately preceding such designation calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

Reports

        Whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, the Company will furnish to the holders of notes or cause the trustee to furnish to the holders of notes, within the time periods specified in the SEC's rules and regulations (together with extensions granted by the SEC):

(1)
all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

(2)
all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        The Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

Events of Default and Remedies

        Each of the following is an "Event of Default":

(1)
default for 30 days in the payment when due of interest on, or Special Interest, if any, with respect to, the notes, or failure to issue any additional notes within 30 days after such interest is deemed paid;

(2)
default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the notes;

(3)
failure by the Company or any of its Restricted Subsidiaries for 30 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with the provisions described under the captions "—Repurchase at the Option of Holders—Change of Control," "—Repurchase at the Option of Holders—Asset Sales" or "—Certain Covenants—Merger, Consolidation or Sale of Assets";

(4)
failure by the Company or any of its Restricted Subsidiaries for 60 days after notice to the Company by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding to comply with any of the other agreements in the indenture;

(5)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary (or the payment of which is guaranteed by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary), whether such Indebtedness or Guarantee now exists, or is created after the date of the indenture, if that default results in the acceleration of such Indebtedness prior to its express maturity or the failure to pay such Indebtedness at maturity and the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated or which has not been paid at maturity, aggregates $25 million or more;

(6)
failure by the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary to pay final and non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of $25 million (net of any amounts covered by insurance or pursuant to which the Company is indemnified to the extent that the third party under such agreement acknowledges its obligations thereunder), which judgments are not paid, discharged or stayed for a period of 60 days and, in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree that is not promptly stayed;

(7)
certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary; and

(8)
the payment of any dividend by any Parent Entity with the proceeds of an incurrence of Indebtedness or an issuance of preferred stock that is consummated after the date of the indenture and on or prior to May 2, 2007 unless, after giving effect to such incurrence or issuance and the payment of such dividend, the Consolidated Group Leverage Ratio would be less than 4.5 to 1.0.

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, any Restricted Subsidiary of the Company that is a Significant Subsidiary or any group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may declare all the notes to be due and payable immediately; provided that so long as any Indebtedness permitted to be incurred pursuant to the Credit Facilities is outstanding, such acceleration will not be effective until the earlier of (1) the acceleration of such Indebtedness under the Credit Facilities or (2) five business days after receipt by the Company of written notice of such acceleration.

        The holders of a majority in aggregate principal amount of the then outstanding notes by notice to the trustee may, on behalf of the holders of all of the notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest or premium or Special Interest, if any, on, or the principal of, the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No past, present or future director, officer, employee, manager, incorporator (or Person forming any limited liability company), stockholder, agent or member of the Company, as such, will have any liability for any obligations of the Company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the Federal securities laws.

Legal Defeasance and Covenant Defeasance

        The Company may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers' certificate, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance") except for:

(1)
the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest, premium or Special Interest, if any, on, such notes when such payments are due from the trust referred to below;

(2)
the Company's obligations with respect to the notes under the indenture concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment;

(3)
the rights, powers, trusts, duties and immunities of the trustee, and the Company's obligations in connection therewith; and

(4)
the Legal Defeasance and Covenant Defeasance provisions of the indenture.

        In addition, the Company may, at its option and at any time, elect to have its obligations released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance, among other things, the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient to pay the principal of, premium, interest and Special Interest, if any, on the outstanding notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and the Company must specify whether the notes are being defeased to such stated date for payment or to a particular redemption date.

Amendment, Supplement and Waiver

        Subject to certain limited exceptions, the indenture (and/or the notes outstanding thereunder) may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, interest or Special Interest, if any, on the notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture, or the notes:

(1)
to cure any ambiguity, defect or inconsistency;

(2)
to provide for uncertificated notes in addition to or in place of certificated notes;

(3)
to provide for the assumption of the Company's obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of the Company's assets;

(4)
to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5)
to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(6)
to provide for the issuance of additional notes in accordance with the limitations set forth in the indenture as of the date of the indenture; or

(7)
to comply with the rules of any applicable securities depository.

Concerning the Trustee

        The holders of a majority in aggregate principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions specified in the indenture. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to NewPage Holding Corporation, Courthouse Plaza, NE, Dayton, Ohio 45463, Attention: Chief Financial Officer.

Governing Law

        The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

  (1)
  Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

  (2)
  Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

        "Acquisition" means the transactions contemplated by the Purchase Agreement dated as of January 14, 2005, as amended, between Escanaba Timber LLC (formerly named Maple Acquisition LLC) and MeadWestvaco Corporation, including the borrowings under the NewPage Credit Agreements and the offering of the NewPage Notes and the notes.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Asset Sale" means:

  (1)
  the sale, lease, conveyance or other disposition of any assets or rights; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption "—Repurchase of Notes at the Option of Holders—Change of Control" and/or the provisions described above under the caption "—Certain Covenants—Merger, Consolidation or Sale of Assets" and not by the provisions of the Asset Sale covenant; and

  (2)
  the issuance of Equity Interests in any of the Company's Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries (other than directors' qualifying Equity Interests or Equity Interests required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary).

        Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

  (1)
  any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $10 million;

  (2)
  a transfer of assets between or among the Company and its Restricted Subsidiaries;

  (3)
  an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

  (4)
  the licensing of intellectual property or other general intangibles to third persons on customary terms as determined by the Board of Directors in good faith and the ordinary course of business;

  (5)
  the sale or disposition in the ordinary course of business of any property or equipment that has become damaged, worn-out or obsolete, in the ordinary course of business;

  (6)
  to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property for use in a Permitted Business;

  (7)
  the sale or other disposition of cash or Cash Equivalents;

  (8)
  a Restricted Payment that does not violate the covenant described above under the caption "—Certain Covenants—Restricted Payments" or a Permitted Investment;

  (9)
  the sale, lease, sub-lease, license, sub-license, consignment, conveyance or other disposition of equipment, inventory or other assets in the ordinary course of business, including leases with respect to facilities that are temporarily not in use or pending their disposition, or accounts receivable in connection with the compromise, settlement or collection thereof;

  (10)
  the creation of a Lien (but not the sale or other disposition of property subject to such Lien); and

  (11)
  the transfer or sale of Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" to a Receivables Entity or to any other Person in connection with a Qualified Receivables Transaction or the creation of a Lien on any such Receivables or Related Assets in connection with a Qualified Receivables Transaction.

        "Asset Sale Offer" has the meaning assigned to that term in the indenture.

        "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the notes as at the time of determination, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Capital Lease Obligation."

        "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular "person" (as that term is used in Section 13(d)(3) of the Exchange Act), such "person" will be deemed to have beneficial ownership of all securities that such "person" has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms "Beneficially Owns" and "Beneficially Owned" have a corresponding meaning.

        "Board of Directors" means:

  (1)
  with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

  (2)
  with respect to a partnership, the Board of Directors of the general partner of the partnership;

  (3)
  with respect to a limited liability company, the managing member or members or any controlling committee or board of directors of such company or of the sole member or of the managing member thereof; and

  (4)
  with respect to any other Person, the board or committee of such Person serving a similar function.

        "Borrowing Base" means, as of any date, an amount equal to:

  (1)
  85% of the face amount of all accounts receivable owned by NewPage and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date that were not more than 180 days past due; plus

  (2)
  75% of the book value of all inventory, net of reserves, owned by NewPage and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date;

provided that any accounts receivable or inventory that are utilized in connection with a Qualified Receivables Transaction will be excluded from the Borrowing Base.

        "Calculation Agent" means HSBC Bank USA, National Association, and any successor thereto.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

        "Capital Stock" means:

  (1)
  in the case of a corporation, corporate stock;

  (2)
  in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

  (3)
  in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and

  (4)
  any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

        "Cash Equivalents" means:

  (1)
  United States dollars;

  (2)
  securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than 360 days from the date of acquisition;

  (3)
  certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the NewPage Credit Agreements or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of "B" or better at the time of acquisition;

  (4)
  repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

  (5)
  commercial paper having at the time of acquisition one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Rating Service and, in each case, maturing within nine months after the date of acquisition;

  (6)
  securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and at the time of acquisition thereof, having one of the two highest ratings obtainable from either Standard & Poor's Rating Services or Moody's Investors Service, Inc.;

  (7)
  money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (6) of this definition; and

  (8)
  local currencies held by the Company or any of its Restricted Subsidiaries, from time to time in the ordinary course of business and consistent with past practice.

        "Change of Control" means the occurrence of any of the following:

  (1)
  the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation of the Company), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d) of the Exchange Act) other than a Principal or a Related Party of a Principal;

  (2)
  the adoption of a plan relating to the liquidation or dissolution of the Company;

  (3)
  the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any "person" (as defined above), other than a Principal or a Related Party of a Principal, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of the Company, measured by voting power rather than number of shares;

  (4)
  after an initial public offering of the Company or any direct or indirect parent of the Company, the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

  (5)
  the Company ceases to directly own all outstanding Equity Interests of NewPage.

        "Change of Control Offer" has the meaning assigned to that term in the indenture.

        "Consolidated Adjusted EBITDA" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

  (1)
  an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

  (2)
  provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

  (3)
  the Interest Expense of such Person and its Restricted Subsidiaries for such period, to the extent that such Interest Expense was deducted in computing such Consolidated Net Income; plus

  (4)
  depreciation, amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

  (5)
  nonrecurring charges or expenses made or incurred in connection with any restructuring and transaction costs incurred in connection with any future acquisition, to the extent deducted in computing such Consolidated Net Income; minus

  (6)
  non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP; provided that for each fiscal quarter ending prior to the date of the indenture, the Consolidated Adjusted EBITDA of the Company will be deemed to be $85 million.

        "Consolidated Coverage Ratio" means with respect to any specified Person for any period, the ratio of the Consolidated Adjusted EBITDA of such Person for such period to the Interest Expense of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems Disqualified Stock subsequent to the commencement of the period for which the Consolidated Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Consolidated Coverage Ratio is made (the "Calculation Date"), then the Consolidated Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four-quarter reference period.

        In addition, for purposes of calculating the Consolidated Coverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

  (2)
  the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

  (3)
  the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;

  (5)
  any Person that is not a Restricted Subsidiary on the Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

  (6)
  if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).

        "Consolidated Group Leverage Ratio" means, on any date, the ratio of:

  (1)
  the aggregate principal amount, without duplication, of all Indebtedness of the Company plus all Indebtedness of Subsidiaries of the Company (other than Unrestricted Subsidiaries of the

    Company that are Subsidiaries of NewPage), with letters of credit being deemed to have a principal amount for this purpose equal to the face amount thereof, whether or not drawn, to:

  (2)
  the aggregate amount of the Company's Consolidated Adjusted EBITDA for the most recent four-quarter period for which financial information is available.

        In addition, for purposes of calculating the Consolidated Group Leverage Ratio:

  (1)
  acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four-quarter reference period or subsequent to such reference period and on or prior to the date on which the event for which the calculation of the Consolidated Group Leverage Ratio is made (the "Group Leverage Calculation Date") will be given pro forma effect (in accordance with Regulation S-X under the Securities Act), including Pro Forma Cost Savings whether or not such Pro Forma Cost Savings comply with Regulation S-X, as if they had occurred on the first day of the four-quarter reference period;

  (2)
  the Consolidated Adjusted EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded (including by adding back the amount of any attributable Consolidated Adjusted EBITDA that was negative);

  (3)
  the Interest Expense attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Group Leverage Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Interest Expense will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Group Leverage Calculation Date;

  (4)
  any Person that is a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed to have been a Restricted Subsidiary at all times during such four-quarter period; and

  (5)
  any Person that is not a Restricted Subsidiary on the Group Leverage Calculation Date will be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

  (1)
  the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

  (2)
  the cumulative effect of a change in accounting principles will be excluded;

  (3)
  all goodwill impairment charges will be excluded;

  (4)
  non-cash compensation charges or other non-cash expenses or charges arising from the grant of or issuance or repricing of stock, stock options or other equity-based awards to directors, officers or employees of the Company and its Restricted Subsidiaries will be excluded;

  (5)
  transaction costs and restructuring charges incurred in connection with the Acquisition, in an aggregate amount not to exceed $10 million, will be excluded; and

  (6)
  interest and Special Interest, if any, on the notes paid by the Company in the form of additional notes issued pursuant to the indenture will be excluded.

        "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who:

  (1)
  was a member of such Board of Directors on the date of the indenture; or

  (2)
  was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.

        "Credit Facilities" means one or more debt facilities (including, without limitation, the NewPage Credit Agreements), indentures or commercial paper facilities, in each case, with banks or other institutional lenders or a trustee providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit or issuances of notes, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise), substituted or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Company or any Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers' certificate delivered to the Trustee, setting forth the basis of such valuation.

        "Determination Date" means, with respect to an Interest Period, the second London Banking Day preceding the first day of such Interest Period.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Company to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Company may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "—Certain Covenants—Restricted Payments." The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the indenture will be the maximum amount that the Company and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.

        "Domestic Subsidiary" means any Restricted Subsidiary of the Company that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of the Company.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Exchange Notes" means the notes issued in the Exchange Offer pursuant to the registration rights agreement.

        "Exchange Offer" has the meaning set forth for such term in the registration rights agreement.

        "Existing Indebtedness" means Indebtedness of the Company and its Subsidiaries (other than Indebtedness under the NewPage Credit Agreements) in existence on the date of the indenture.

        "Fair Market Value" means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the indenture).

        "Foreign Subsidiary" means any Restricted Subsidiary of the Company that is not a Domestic Subsidiary.

        "GAAP" means generally accepted accounting principles which are in effect on the date of the indenture set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession or in the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise).

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

(1)
interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate collar agreements and other agreements or arrangements designated for the purpose of fixing, hedging or swapping interest rate risk;

(2)
other agreements or arrangements designed to manage interest rates or interest rate risk; and

(3)
other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:

(1)
in respect of borrowed money;

(2)
evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (other than letters of credit issued in respect of trade payables entered into in the ordinary course);

(3)
in respect of banker's acceptances;

(4)
representing Capital Lease Obligations;

(5)
representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or

(6)
representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        Notwithstanding the foregoing, in connection with the purchase by NewPage or any Restricted Subsidiary of NewPage of any business, the term "Indebtedness" will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter.

        "insolvency or liquidation proceeding" means:

(1)
any case commenced by or against the Company under Title 11, U.S. Code or any similar Federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company, any receivership or assignment for the benefit of creditors relating to the Company or any similar case or proceeding relative to the Company or its creditors, as such, in each case whether or not voluntary;

(2)
any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)
any other proceeding of any type or nature in which substantially all claims of creditors of the Company are determined and any payment or distribution is or may be made on account of such claims.

        "Insurance Financing Arrangements" means any agreement between the Company or any of its Subsidiaries with an insurance carrier or an Affiliate of such issuance carrier providing insurance maintained by the Company or any of its Subsidiaries in the ordinary course of business which enables the Company and its Subsidiaries to pay any insurance premiums and applicable financing charges due in respect of any such insurance coverage in installments over the term of the applicable insurance policy.

        "Interest Expense" means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus

(2)
the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period, whether paid or accrued; plus

(3)
any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)
the product of (A) all dividends, whether paid or accrued and whether or not in cash, on any series of Disqualified Stock of such Person or any Disqualified Stock or preferred stock of any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (B) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, determined on a consolidated basis in accordance with GAAP; provided, however, that interest and Special Interest, if any, on notes paid by the Company in the form of additional notes issued pursuant to the indenture will be excluded from the calculation of "Interest Expense."

        "Interest Period" means, for purposes of the notes, the period commencing on and including an interest payment date and ending on and including the day immediately preceding the next succeeding interest payment date, with the exception that the first Interest Period shall commence on and include the date of this indenture and end on and include November 1, 2005.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding (i) commission, travel and similar advances to officers and employees made in the ordinary course of business and (ii) extensions of credit to customers or advances, deposits or payment to or with suppliers, lessors or utilities or for workers' compensation, in each case, that are incurred in the ordinary course of business and recorded as accounts receivable, prepaid expenses or deposits on the balance sheet of such Person prepared in accordance with GAAP), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Company or any Restricted Subsidiary of the Company sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company's Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "—Certain Covenants—Restricted Payments." Except as otherwise provided in the indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

        "LIBOR" means, with respect to an Interest Period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a six month period beginning on the second London Banking Day after the Determination Date that appears on Telerate Page 3750 as of 11:00 a.m., London time, on the Determination Date. If Telerate Page 3750 does not include such a rate or is unavailable on a Determination Date, the Calculation Agent will request the principal London office of each of four major banks in the London interbank market, as selected by the Calculation Agent (after consultation with the Company), to provide such bank's offered quotation (expressed as a percentage per annum), as of approximately 11:00 a.m., London time, on such Determination Date, to prime banks in the London interbank market for deposits in a Representative Amount in U.S. dollars for a six month period beginning on the second London Banking Day after the Determination Date. If at least two such offered quotations are so provided, the rate for the Interest Period will be the arithmetic mean of such quotations. If fewer than two such quotations are so provided, the Calculation Agent will request each of three major banks in New York City, as selected by the Calculation Agent (after consultation with the Company), to provide such bank's rate (expressed as a percentage per annum), as of approximately 11:00 a.m., New York City time, on such Determination Date, for loans in a Representative Amount in U.S. dollars to leading European banks for a six month period beginning on the second London Banking Day after the Determination Date. If at least two such rates are so provided, the rate for the Interest Period will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for the Interest Period will be the rate in effect with respect to the immediately preceding Interest Period. Notwithstanding the foregoing, LIBOR for the first Interest Period is 3.38%.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset.

        "London Banking Day" means any business day in which dealings in U.S. dollar deposits are transacted in the London interbank market.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)
any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with: (A) any Asset Sale (without giving effect to the $10 million threshold provided in the definition thereof); or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries;

(2)
any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss); and

(3)
any unrealized non-cash gains or losses in respect of Hedging Obligations (including those resulting from the application of FAS 133), to the extent that such gains or losses are deducted in computing Net Income.

        "Net Proceeds" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration, including Designated Non-cash Consideration, received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account, without duplication, (1) any amounts required to be applied to the repayment of Indebtedness, other than revolving credit Indebtedness unless there is a required reduction in commitments, secured by a Lien on the asset or assets that were the subject of such Asset Sale, (2) any reserve or payment with respect to liabilities associated with such asset or assets and retained by the Company or a Restricted Subsidiary after such sale or other disposition thereof, including, without limitation, severance costs, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction, (3) any reserves for adjustment in respect of the sale price of such asset established in accordance with GAAP, and (4) any cash escrows in connection with purchase price adjustments, reserves or indemnities (until released).

        "NewPage" means NewPage Corporation, a Delaware corporation.

        "NewPage Credit Agreements" means that certain (i) Revolving Loan Credit and Guaranty Agreement, dated as of the date of the indenture, by and among NewPage, the guarantors party thereto, the lenders party thereto, Goldman Sachs Credit Partners L.P., as Administrative Agent, Joint

Lead Arranger, Joint Bookrunner and Co-Syndication Agent, UBS Securities LLC, as Joint Lead Arranger, Joint Bookrunner and Co-Syndication Agent, and JPMorgan Chase Bank, N.A., as revolving loan collateral agent and (ii) Term Loan Credit and Guaranty Agreement, dated the date of this Indenture, by and among NewPage, the guarantors party thereto, the lenders party thereto and Goldman Sachs Credit Partners L.P., as Administrative Agent, and certain other agents and arrangers, in each case, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, modified, renewed, refunded, replaced (whether upon or after termination or otherwise) or refinanced (including by means of a receivables financing or sales of debt securities to institutional investors) in whole or in part from time to time, including any related agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings or letters of credit thereunder or adding Subsidiaries of NewPage as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

        "NewPage Indentures" means the NewPage Senior Secured Note Indentures together with the NewPage Senior Subordinated Note Indenture.

        "NewPage Notes" means the NewPage Senior Secured Notes together with the NewPage Senior Subordinated Notes.

        "NewPage Senior Secured Notes" means the Floating Rate Senior Secured Notes due 2012 and the 10% Senior Secured Notes due 2012 of NewPage issued pursuant to the NewPage Senior Secured Note Indentures.

        "NewPage Senior Secured Note Indentures" means, collectively, the Floating Rate Senior Secured Note Indenture and the 10% Senior Secured Note Indenture, each dated the date of the indenture, and each among NewPage, and HSBC Bank USA, National Association, as trustee, and each of the Subsidiaries of NewPage party thereto.

        "NewPage Senior Subordinated Notes" means 12% Senior Subordinated Notes due 2013 of NewPage issued pursuant to the NewPage Senior Subordinated Note Indenture.

        "NewPage Senior Subordinated Note Indenture" means the 12% Senior Subordinated Note Indenture, dated the date of the indenture, among NewPage, HSBC Bank USA, National Association, as trustee, and each of the Subsidiaries of NewPage party thereto.

        "Non-Recourse Debt" means Indebtedness:

(1)
as to which neither the Company nor any of its Restricted Subsidiaries (A) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (B) is directly or indirectly liable as a guarantor or otherwise, or (C) constitutes the lender;

(2)
no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)
as to which (A) the explicit terms provide that there is no recourse against any assets of the Company or any of its Restricted Subsidiaries or (B) the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

        "Obligations" means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the documents governing any such Indebtedness, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any such Indebtedness.

        "Opinion of Counsel" has the meaning assigned to that term in the indenture.

        "Parent Entity" means any Person that, directly or indirectly, has record or beneficial ownership of 50% or more of the Voting Stock or 50% or more (measured by Fair Market Value) of the Capital Stock of the Company; provided that Escanaba Timber LLC and its direct and indirect parent entities shall not be considered to be Parent Entities within the meaning of this definition.

        "Permitted Business" means any business engaged in by the Company or any of its Restricted Subsidiaries on the date of the original issuance of the notes and any business or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which the Company and its Restricted Subsidiaries are engaged on the date of original issuance of the notes.

        "Permitted Investments" means:

(1)
any Investment in the Company or in a Restricted Subsidiary of the Company;

(2)
any Investment in Cash Equivalents;

(3)
any Investment by the Company or any Restricted Subsidiary of the Company in a Person, if as a result of such Investment:

(A)
such Person becomes a Restricted Subsidiary of the Company; or

(B)
such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

(4)
any Investment made as a result of the receipt of non-cash consideration from (A) an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption "—Repurchase of Notes at the Option of Holders—Asset Sales" or (B) a sale or other disposition of assets not constituting an Asset Sale;

(5)
any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company or a direct or indirect parent of the Company;

(6)
any Investment acquired by the Company or any of its Restricted Subsidiaries:

(A)
in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of a Person or the good faith settlement of delinquent obligations of a Person or of a litigation arbitration or other dispute, or

(B)
as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7)
Investments represented by Hedging Obligations;

(8)
loans, guarantees of loans, advances, and other extensions of credit to or on behalf of current and former officers, directors, employees, and consultants of the Company, a Restricted Subsidiary of the Company, or a direct or indirect parent of the Company made in the ordinary course of business or for the purpose of permitting such Persons to purchase Capital Stock of the Company or any direct or indirect parent of the Company or in connection with any relocation costs related to the relocation of the corporate headquarters of the Company, in an amount not to exceed $10 million at any one time outstanding;

(9)
repurchases of the NewPage Notes and the notes;

(10)
any Investment of the Company or any of its Restricted Subsidiaries existing on the date of the indenture and any extension, modification or renewal of such existing Investments, to the extent not involving any additional Investment other than as the result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case pursuant to the terms of such Investments as in effect on the date of the indenture;

(11)
guarantees otherwise permitted by the terms of the indenture;

(12)
receivables owing to the Company or any Restricted Subsidiary, prepaid expenses, and deposits, if created, acquired or entered into in the ordinary course of business;

(13)
payroll, business-related travel, and similar advances to cover matters that are expected at the time of such advances to be ultimately treated as expenses for accounting purposes and that are made in the ordinary course of business;

(14)
Investments resulting from the acquisition of a Person, otherwise permitted by the indenture, which Investments at the time of such acquisition were held by the acquired Person and were not acquired in contemplation of the acquisition of such Person;

(15)
any Investment in a Receivables Entity or any Investment by a Receivables Entity in any other Person in connection with a Qualified Receivables Transaction, including Investments of funds held in accounts permitted or required by the arrangements governing the Qualified Receivables Transaction or any related Indebtedness; and

(16)
other Investments in any Person other than an Affiliate of the Company having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) that are at the time outstanding not to exceed the greater of $50 million or 2.5% of Total Assets.

        "Permitted Liens" means:

(1)
Liens on assets of NewPage or any of its Restricted Subsidiaries securing Indebtedness of NewPage or any of its Restricted Subsidiaries that is permitted by the terms of the indenture to be incurred (including, without limitation, all Liens securing Obligations under the NewPage Credit Agreements, the NewPage Senior Secured Notes and the NewPage Senior Secured Note Indentures);

(2)
Liens in favor of the Company or any of its Restricted Subsidiaries;

(3)
Liens on property of a Person existing at the time such Person is merged with or into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to and were not incurred in connection with or in the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or the Subsidiary (and assets or property affixed or appurtenant thereto);

(4)
Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Subsidiary of the Company (and assets or property affixed or appurtenant thereto); provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition;

(5)
Liens to secure the performance of tenders, completion guarantees, statutory obligations, surety or appeal bonds, bids, leases, government contracts, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)
Liens to secure Indebtedness (including Capital Lease Obligations) or Attributable Debt permitted by clause (6) of the second paragraph of the covenant entitled "—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock" covering only the assets acquired with or financed by such Indebtedness or in the case of real property or fixtures, including additions and improvements, the real property on which such assets is attached;

(7)
Liens existing on the date of the indenture;

(8)
Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(9)
Liens imposed by law, such as carriers', warehousemen's, landlords', mechanics' suppliers', materialmens' and repairmens' Liens, or in favor of customs or revenue authorities or freight forwarders or handlers to secure payment of custom duties, in each case, incurred in the ordinary course of business;

(10)
any state of facts an accurate survey would disclose, public and private roads, timber cutting and hauling contracts, timber sales contracts, prescriptive easements or adverse possession claims, minor encumbrances, easements or reservations of, or rights of others for, pursuant to leases, licenses, rights-of-way or other similar agreements or arrangements, development, air or water rights, sewers, electric lines, telegraph and telephone lines and other utility lines, pipelines, service lines, railroad lines, improvements and structures located on, over or under any property, drains, drainage ditches, culverts, electric power or gas generating or co-generation, storage and transmission facilities and other similar purposes, zoning or other restrictions as to the use of real property, or minor defects in title, which were not incurred to secure payment of Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(11)
Liens created for the benefit of (or to secure) the notes;

(12)
Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the indenture; provided, however, that the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the Indebtedness being refinanced arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof);

(13)
Liens incurred in the ordinary course of business of NewPage or any Subsidiary of NewPage with respect to indebtedness and other obligations that do not exceed $20 million at any one time outstanding;

(14)
Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(15)
Liens incurred or pledges or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security and employee health and disability benefits, or casualty—liability insurance or self insurance including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith.

(16)
judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made in conformity with GAAP;

(17)
Liens securing Hedging Obligations incurred pursuant to clause (10) of the definition of "Restricted Subsidiary Permitted Debt";

(18)
any extension, renewal or replacement, in whole or in part, of any Lien described in clauses (3), (4), (6), (7), (20), (21) or (22) of the definition of "Permitted Liens"; provided that any such extension, renewal or replacement is no more restrictive in any material respect than the Lien so extended, renewed or replaced and does not extend to any additional property or assets, in conformity with GAAP;

(19)
Liens on Receivables and Related Assets of the type specified in the definition of "Qualified Receivables Transaction" to secure Indebtedness incurred and outstanding under clause (2) of the definition of "Restricted Subsidiary Permitted Debt";

(20)
any interest or title of a lessor, licensor or sublicensee under any operating lease, license or sublicense, as applicable;

(21)
Liens on the Capital Stock of NewPage securing Credit Facilities of NewPage otherwise permitted under the indenture to be incurred (and Guarantees thereof by NewPage or any of its Subsidiaries); and

(22)
Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Restricted Subsidiary thereof on deposit with or in possession of such bank.

        "Permitted Payments to Parent" means payments to any direct or indirect parent of the Company to permit such direct or indirect parent to pay reasonable accounting, legal and administrative expenses of such Person when due, in an aggregate amount for all such Persons not to exceed $2 million per annum (or $5 million per annum following the completion of an underwritten public offering of common stock of any such direct or indirect parent holding company).

        "Permitted Refinancing Indebtedness" means

(1)
any Indebtedness of any of the Company's Restricted Subsidiaries (other than Disqualified Stock) issued in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge other Indebtedness of any of the Company's Restricted Subsidiaries (other than Disqualified Stock and intercompany Indebtedness); provided that:

(A)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including the amount of any reasonably determined premium and defeasance costs, incurred in connection therewith and other amounts necessary to accomplish such refinancing);

(B)
such Permitted Refinancing Indebtedness has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;

  (C)
  if the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

  (D)
  such Indebtedness is incurred by the Restricted Subsidiary who is the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged; and

(2)
any Disqualified Stock of any of the Company's Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, refund, replace, defease or discharge other Indebtedness or Disqualified Stock of any of the Company's Restricted Subsidiaries (other than Indebtedness or Disqualified Stock held by the Company or any of its Restricted Subsidiaries including intercompany Indebtedness); provided that:

(A)
the liquidation or face value of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness, or the liquidation or face value of the Disqualified Stock, as applicable, so renewed, refunded, refinanced, replaced, defeased or discharged (plus all accrued interest or dividends thereon and the amount of any reasonably determined premium incurred in connection therewith);

(B)
such Permitted Refinancing Indebtedness has a final redemption date equal to or later than the final maturity or redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged;

(C)
such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged; and

(D)
such Disqualified Stock is issued either by the Restricted Subsidiary who is the issuer of the Indebtedness or Disqualified Stock being renewed, refunded, refinanced, replaced, defeased or discharged.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Principal" means Cerberus Capital Management L.P. or any Affiliate thereof, and any fund or account managed by Cerberus Capital Management L.P. or an Affiliate thereof.

        "Pro Forma Cost Savings" means, with respect to any period, the reduction in net costs and related adjustments that (i) were directly attributable to an acquisition that occurred during the four quarter period or after the end of the four quarter period and on or prior to the Calculation Date and calculated on a basis that is consistent with Regulation S-X under the Securities Act as in effect and applied as of the date of the indenture, (ii) were actually implemented by the business that was the subject of any such acquisition within six months after the date of the Acquisition and prior to the Calculation Date that are supportable and quantifiable by the underlying accounting records of such business or (iii) relate to the business that is the subject of any such acquisition and that the Company reasonably determines are probable based upon specifically identifiable actions to be taken within six months of the date of the Acquisition and, in the case of each of (i), (ii) and (iii), are described, as provided below, in an officers' certificate, as if all such reductions in costs had been effected as of the beginning of such period. Pro Forma Cost Savings described above shall be accompanied by a certificate delivered to the Trustee from the Company's chief financial officer that outlines the specific actions taken or to be taken, the net cost savings achieved or to be achieved from each such action and that, in the case of clause (iii) above, such savings have been determined to be probable.

        "Qualified Receivables Transaction" means any transaction or series of transactions that may be entered into by the Company or any Restricted Subsidiary pursuant to which the Company or any Restricted Subsidiary may sell, convey, contribute to capital or otherwise transfer to a Receivables Entity, or may grant a security interest in or pledge, any Receivables or interests therein and any assets related thereto, including, without limitation, all collateral securing such Receivables, all contracts and contract rights, purchase orders, security interests, financing statements or other documentation in respect of such Receivables, any guarantees, indemnities, warranties or other documentation in respect of such Receivables, any other assets that are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving receivables similar to such Receivables and any collections or proceeds of any of the foregoing (collectively, the "Related Assets"), which transfer, grant of security interest or pledge is funded in whole or in part, directly or indirectly, by the incurrence or issuance by the transferee or any successor transferee of Indebtedness, fractional undivided interests, or other securities that are to receive payments from, or that represent interests in, the cash flow derived from such Receivables and Related Assets or interests in Receivables and Related Assets, it being understood that a Qualified Receivables Transaction may involve:

(1)
one or more sequential transfers or pledges of the same Receivables and Related Assets, or interests therein, and

(2)
periodic transfers or pledges of Receivables or revolving transactions in which new Receivables and Related Assets, or interests therein, are transferred or pledged upon collection of previously transferred or pledged Receivables and Related Assets, or interests therein, and provided that:

(A)
the Board of Directors of NewPage or any Restricted Subsidiary of NewPage which is party to such Qualified Receivables Transaction shall have determined in good faith that such Qualified Receivables Transaction is economically fair and reasonable to NewPage or such Restricted Subsidiary of NewPage as applicable, and the Receivables Entity, and

(B)
the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of NewPage or any Restricted Subsidiary of NewPage which is party to such Qualified Receivables Transaction).

The grant of a security interest in any accounts receivables of NewPage or any of its Restricted Subsidiaries to secure Indebtedness incurred pursuant to the NewPage Credit Agreements shall not be deemed a Qualified Receivables Transaction.

        "Receivables" means accounts receivable (including all rights to payment created by or arising from the sale of goods, or the rendition of services, no matter how evidenced (including in the form of chattel paper) and whether or not earned by performance) of NewPage or any of its Restricted Subsidiaries, whether now existing or arising in the future.

        "Receivables Entity" means any Person formed for the purposes of engaging in a Qualified Receivables Transaction with NewPage or a Restricted Subsidiary of NewPage which engages in no activities other than in connection with the financing of Receivables of NewPage and Restricted Subsidiaries of NewPage, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Restricted Subsidiary of NewPage that is the direct parent company of such Receivables Entity, or, if the Receivables Entity is not a Subsidiary of NewPage, by

the Board of Directors of any Restricted Subsidiary of NewPage participating in such Qualified Receivables Transaction (in each case as provided below), as a Receivables Entity and:

(1)
no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(A)
is guaranteed by NewPage or any Restricted Subsidiary of NewPage other than a Receivables Entity (excluding any Guarantees (other than Guarantees of the principal of, and interest on, Indebtedness and Guarantees of collection on Receivables) pursuant to Standard Securitization Undertakings);

(B)
is recourse to or obligates NewPage or any Restricted Subsidiary of NewPage (other than a Receivables Entity) in any way other than pursuant to Standard Securitization Undertakings; or

(C)
subjects any property or asset of NewPage or any Restricted Subsidiary of NewPage other than a Receivables Entity, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)
with which neither NewPage nor any Restricted Subsidiary of NewPage other than a Receivables Entity has any material contract, agreement, arrangement or understanding other than on terms which NewPage reasonably believes to be no less favorable to NewPage or such Restricted Subsidiary of NewPage than those that might be obtained at the time from Persons that are not Affiliates of NewPage; and

(3)
to which neither NewPage nor any Restricted Subsidiary of NewPage has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve certain levels of operating results (other than pursuant to Standard Securitization Undertakings).

Any such designation by the Board of Directors of the applicable Restricted Subsidiary of NewPage shall be evidenced to the trustee by filing with the trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an officer's certificate certifying that such designation complied with the foregoing conditions.

        "Receivables Financing" means any transaction (including, without limitation, any Qualified Receivables Transaction) pursuant to which NewPage or any Restricted Subsidiary of NewPage may sell, convey or otherwise transfer or grant a security interest in any Receivables or Related Assets of the type specified in the definition of "Qualified Receivables Transaction."

        "Related Party" means:

(1)
any controlling stockholder, partner, member, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)
any trust, corporation, partnership, limited liability company or other entity, the beneficiaries, stockholders, partners, members, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

        "Representative Amount" means a principal amount of not less than $1,000,000 for a single transaction in the relevant market at the relevant time.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "Rumford L.P." means Rumford Cogeneration Company Limited Partnership, a Maine limited partnership.

        "Sale/Leaseback Transaction" means an arrangement relating to property owned by NewPage or a Restricted Subsidiary of NewPage on the date of the indenture or thereafter acquired by NewPage or a Restricted Subsidiary of NewPage whereby NewPage or a Restricted Subsidiary of NewPage transfers such property to a Person and NewPage or a Restricted Subsidiary of NewPage leases it from such Person.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indenture.

        "Special Interest" means all special interest then owing pursuant to the registration rights agreement.

        "Standard Securitization Undertakings" means all representations, warranties, covenants, indemnities, performance guarantees and servicing obligations entered into by the Company or any Subsidiary of the Company (other than a Receivables Entity) which are customary in connection with any Qualified Receivables Transaction.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subsidiary" means, with respect to any specified Person:

(1)
any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)
any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof); provided, however, that notwithstanding the foregoing, Rumford L.P. shall not constitute a Subsidiary of the Company, unless and until the Company directly or indirectly acquires all of the limited partner interests in Rumford L.P.

        "Telerate Page 3750" means the display designated at "Page 3750" on the Moneyline Telerate service (or such other page as may replace Page 3750 on that service).

        "Total Assets" means the total consolidated assets of NewPage and its Restricted Subsidiaries, as shown on the most recent internal balance sheet of NewPage prepared on a consolidated basis (excluding Unrestricted Subsidiaries of NewPage) in accordance with GAAP.

        "Unrestricted Subsidiary" means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:

(1)
has no Indebtedness other than Non-Recourse Debt;

(2)
except as permitted by the covenant described above under the caption "—Certain Covenants—Transactions with Affiliates," is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

(3)
is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)
has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary; provided, however, that in no event shall NewPage be designated as an Unrestricted Subsidiary.

        "Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (A) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (B) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)
the then outstanding principal amount of such Indebtedness.

CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

General

        The following discussion represents the opinion of Schulte Roth & Zabel LLP regarding the material United States Federal income and estate tax considerations relating to the exchange of Original Notes for New Notes and the ownership and disposition of the New Notes by an initial beneficial owner of the Original Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the "IRS") will not challenge one or more of the tax considerations described below. We have not obtained and do not intend to obtain a ruling from the IRS with respect to the United States Federal tax considerations resulting from the exchange of Original Notes for New Notes and the holding or disposing of the New Notes. References to "Notes" in this section of the prospectus are to both the "Original Notes" and the "New Notes."

        In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, or to certain categories of investors that may be subject to special rules (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold Original Notes and New Notes through partnerships or other pass-through entities, U.S. expatriates, or persons who hold the New Notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction). This discussion is limited to holders who of the Original Notes who hold the New Notes as capital assets (generally, property held for investment). This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS TO YOU OF THE EXCHANGE OF ORIGINAL NOTES FOR NEW NOTES AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS OR ANY TAX TREATY.

U.S. Holders

        As used herein, the term "U.S. holder" means a beneficial owner of a Note that is for United States Federal income tax purposes:

        (1)   an individual who is a citizen or resident of the United States;

        (2)   a corporation or an entity treated as a corporation for Federal income tax purposes, created or organized in or under the laws of the United States or of any state therein or the District of Columbia;

        (3)   an estate, the income of which is subject to United States Federal income taxation regardless of its source; or

        (4)   a trust that either (i) is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or (ii) was in existence on August 20, 1996, and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

        If a partnership (or other entity treated as a partnership) holds our Notes, the United States Federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Notes, you should consult your tax advisor.

        As used herein, the term "non-U.S. holder" means a beneficial owner of a Note that is not a U.S. holder or a partnership or other pass-through entity for United States Federal income tax purposes.

Original Issue Discount

        The New Notes are issued with original issue discount ("OID") equal to the difference between their issue price and their stated redemption price at maturity. The issue price of the New Notes equals the first price at which a substantial amount of the Original Notes were sold for money (excluding sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), excluding pre-issuance accrued interest. The stated redemption price at maturity of the New Notes is the sum of all amounts payable with respect to the New Notes, whether denominated as principal or interest, other than qualified stated interest. Qualified stated interest generally means stated interest that is unconditionally payable in cash or other property (other than debt instruments of the issuer) at least annually at a single fixed rate (or at certain qualifying variable rates). Because interest on the New Notes is not unconditionally payable in cash or other property (other than the additional notes) at least annually, none of the stated interest with respect to the New Notes will be qualified stated interest. (See "Treatment of Additional Notes" below.) Consequently, all of the stated interest payments on a New Note (including the additional notes) will be included in the stated redemption price at maturity of such New Note for U.S. Federal income tax purposes and must be accrued by you pursuant to the OID rules described below.

        Generally, you will be required to include OID in ordinary income for U.S. Federal income tax purposes as it accrues regardless of when cash payments attributable to such income are received (and regardless of whether you are a cash or accrual method taxpayer). OID will generally be treated as interest income to you and will accrue on a constant yield-to-maturity basis over the life of the New Notes.

        The amount of OID accruing with respect to any New Note will be the sum of the "daily portions" of OID with respect to such New Note for each day during the taxable year in which you own a New Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. An accrual period may be of any length and may vary in length over the term of a New Note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or on the first day of an accrual period. The amount of OID accruing during any full accrual period with respect to a note will be equal to: (i) the "adjusted issue price" of such New Note at the beginning of that accrual period, multiplied by (ii) the yield to maturity of such New Note. The yield to maturity is the discount rate which, when used in computing the present value of all principal and interest payments to be made under a New Note, produces an amount equal to the New Note's issue price.

        OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The adjusted issue price of a New Note at the beginning of its first accrual period following the exchange will be equal to its issue price, plus the amount of OID accrued on the Original Note exchanged therefor. The adjusted issue price at the beginning of any subsequent accrual period will be equal to (i) the adjusted issue price at the beginning of the preceding accrual period, plus (ii) the amount of OID accrued during the preceding accrual period, minus (iii) cash payments made on the New Note during the preceding accrual period.

        Applicable High Yield Discount Obligations.    The New Notes will be considered "applicable high yield discount obligations" ("AHYDOs") under section 163(i) of the Code. Accordingly, we will not be permitted to take a deduction for any accrued OID in respect of the New Notes for U.S. Federal income tax purposes until amounts corresponding to such accrued OID are paid in cash. Moreover, our deduction for a portion of OID (the "disqualified portion") corresponding to the yield in excess of six percentage points above the applicable Federal rate (the "AFR") will be permanently disallowed (i.e., even when amounts corresponding to this portion of the OID are paid in cash). A corporate U.S. holder may be entitled to treat its share of the disqualified portion as a dividend to the extent that the disqualified portion is deemed to have been paid out of our current or accumulated earnings and profits. Such portion may qualify for the dividends received deduction allowed to corporations under the Code (subject to limitations generally imposed on eligibility for the dividends received deduction). Corporate U.S. holders should consult with their own tax advisors as to the applicability to them of the dividends received deduction.

Exchange Pursuant to Exchange Offer

        The exchange of Original Notes for New Notes will not constitute a taxable event to you, and you will not recognize any taxable gain or loss or any interest income as a result of such exchange. Moreover, your holding period for the New Note received in the exchange will include the holding period for the Original Note exchanged therefor, and your adjusted tax basis in the New Note will be the same as your adjusted tax basis in the Original Note exchanged therefor, determined immediately before the exchange.

Payments Upon Optional Redemption

        Because the New Notes provide for the payment to you of certain amounts in excess of stated interest or principal on the New Notes under certain circumstances as described in the sections
"—Optional Redemption" and "—Repurchase of Notes at the Option of Holders," under the heading "Description of the New Notes," they could be subject to certain rules relating to debt instruments that provide for one or more contingent payments, referred to as the "Contingent Payment Regulations." Under the Contingent Payment Regulations, however, a payment is not a contingent payment merely because of a contingency that, as of the issue date, is "remote." We intend to take the position that, for purposes of the Contingent Payment Regulations, the payment of such additional amounts is a "remote" contingency. Accordingly, the Contingent Payment Regulations should not apply to the New Notes, unless additional amounts are actually paid. Such additional interest, if actually paid, should be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your regular method of accounting for Federal income tax purposes.

        Our position for purposes of the Contingent Payment Regulations that the payment of such additional amounts is a remote contingency as of the issue date is binding on you for U.S. Federal income tax purposes unless you disclose in the proper manner to the IRS that you are taking a different position. The IRS may take a different position, however, which could affect the timing of your recognition of income and the availability of our deduction with respect to such additional interest.

Sale, Exchange, Redemption, or Other Disposition of the New Notes

        Upon the disposition of a New Note by sale, exchange, redemption or other disposition, you generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest which amounts will be treated as ordinary income to the extent not previously included in gross income) and (ii) your adjusted Federal income tax basis in the New Note. Your adjusted Federal income tax basis in a New Note generally will equal your adjusted federal income tax basis for the Original Note exchanged therefor, increased by amounts includible in income as OID on the New Note.

        Any gain or loss you recognize on a disposition of a New Note generally will constitute capital gain or loss and will be long-term capital gain or loss if you have held the New Note and the Original Note for which it was exchanged for longer than one year. Certain non-corporate U.S. holders may be eligible for preferential rates of U.S. Federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to certain limitations.

Treatment of Additional Notes

        Interest accruing on the notes will be payable in the form of additional notes. For U.S. Federal income tax purposes, payment of interest in the form of additional notes is not considered a payment made on the Notes, and additional notes issued as payment of interest on a Note will be aggregated with the Note and treated as a single debt instrument for U.S. Federal income tax purposes. The above discussion therefore assumes that the sale, exchange, redemption, or other disposition of a Note by you is a disposition of such single debt instrument (i.e., a disposition of your interest in the Note and any additional notes received with respect thereto). If, contrary to such assumption, the sale, exchange, redemption, or other disposition of the Note or any additional notes received with respect thereto occurs in separate transactions, although not free from doubt, you would likely be required to allocate the adjusted issue price of your Note (which, as described above, is treated as a single debt instrument for U.S. Federal income tax purposes) between the Note and any additional notes received with respect thereto in proportion to their relative principal amounts. In such case, your holding period in any additional notes with respect to a Note would likely be identical to your holding period for the Note with respect to which the additional notes were received. Prospective purchasers are advised to consult their own tax advisors as to the U.S. Federal income tax consequences of disposing of a Note and any additional notes received with respect thereto in separate transactions.

Backup Withholding and Information Reporting

        Under the Code, you may be subject, under certain circumstances, to information reporting and/or backup withholding (currently at a rate of 28%) with respect to cash payments or OID in respect of the New Notes. This withholding applies only if you (i) fail to furnish your social security number or other taxpayer identification number ("TIN") within a reasonable time after a request therefor, (ii) furnish an incorrect TIN, (iii) are notified by the IRS that you failed to report interest or dividends properly, or (iv) fail, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is your correct number and that you are not subject to backup withholding. Backup withholding is not an additional tax. Any amount withheld from a payment under the backup withholding rules is allowable as credit against your United States Federal income tax liability (and may entitle you to a refund), provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and certain financial institutions. You should consult your tax advisor as to your qualification for exemption from backup withholding and the procedure for obtaining such exemption.

Non-U.S. Holders

U.S. Federal Withholding Tax

        The 30% U.S. Federal withholding tax will not apply to any payment of principal or interest (or OID) on the New Notes provided that:

  •
  you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury Regulations;

  •
  you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

  •
  you are not a bank whose receipt of interest on the New Notes is pursuant to a loan agreement entered into in the ordinary course of a trade or business; and

  •
  you have fulfilled the statement requirements set forth in section 871(h) or section 881(c) of the Code and the Treasury Regulations, as discussed below.

        The statement requirements referred to above will be fulfilled if you certify on IRS Form W-8BEN or other successor form, under penalties of perjury, that you are not a United States person and provide your name and address, and (i) you file such IRS Form W-8BEN or other successor form with the withholding agent or (ii) in the case of a New Note held on your behalf by a securities clearing organization, bank or other financial institution holding customers' securities in the ordinary course of its trade or business, the financial institution files with the withholding agent a statement that it has received the IRS Form W-8BEN or other successor form from you and furnishes the withholding agent with a copy thereof: provided that a foreign financial institution will fulfill the certification requirement by filing IRS Form W-8IMY with the withholding agent if it has entered into an agreement with the IRS to be treated as a qualified intermediary. You should consult your tax advisor regarding possible additional reporting requirements.

        If you cannot satisfy the requirements described above, payments of interest or OID made to you will be subject to the 30% U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefit of a tax treaty or (2) IRS Form W-8ECI (or successor form) stating that payments on the New Note are not subject to withholding tax because such payments are effectively connected with your conduct of a trade or business in the United States (and if a tax treaty applies, that interest is attributable to a permanent establishment or fixed base maintained in the United States), as discussed below.

        The 30% U.S. Federal withholding tax will generally not apply to any gain that you realize on the sale, exchange, or other disposition of the New Notes.

U.S. Federal Estate Tax

        Your estate will not be subject to U.S. Federal estate tax on New Notes beneficially owned by you at the time of your death, provided that (1) you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our voting stock (within the meaning of the Code and the Treasury Regulations) and (2) interest on those New Notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States.

U.S. Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the New Notes is effectively connected with the conduct of that trade or business and, if a tax treaty applies, is attributable to a permanent establishment or a fixed base in the United States, you will be subject to U.S. Federal income tax on the interest on a net income basis in the same manner as if you were a U.S. person as defined under the Code. See "U.S. Holders" above. In that case, you would not be subject to the 30% U.S. Federal withholding tax. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year that are effectively connected with the conduct by you of a trade or business in the United States. For this purpose, interest and OID on New Notes will be included in earnings and profits if so effectively connected.

        Any gain realized on the sale, exchange, redemption, or other disposition of New Notes generally will not be subject to U.S. Federal income tax unless:

  •
  that gain is effectively connected with the conduct of a trade or business in the United States by you and if a tax treaty applies, is attributable to a permanent establishment in the United States; or

  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

        If you are subject to the 183-day rule described above, then you may be subject to United States Federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) of the amount by which capital gains allocable to United States sources (including gains from the sale, exchange, retirement or other disposition of the New Notes) exceed capital losses allocable to United States sources.

Exchange of Notes

        The exchange of Original Notes for New Notes in this exchange offer will not constitute a taxable event for a Non-U.S. holder.

Information Reporting and Backup Withholding

        We must annually report to the IRS and to you the interest paid to you on your New Notes. Copies of these information returns also may be made available to the tax authorities of the country in which you reside pursuant to the provisions of various treaties or agreements for the exchange of information. In general, you will not be subject to information reporting and backup withholding with respect to payments that we make to you provided that we do not have actual knowledge that you are a U.S. person and we have received from you the statement described above under "U.S. Federal Withholding Tax."

        Under current Treasury Regulations, payments on the sale, exchange, redemption or other disposition of a New Note made to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is (i) a United States person, (ii) a controlled foreign corporation for United States Federal income tax purposes, (iii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iv) a foreign partnership with certain connections to the United States, then information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that the broker is required to report if the broker has actual knowledge that the payee is a United States person. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the beneficial owner certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. Federal income tax liability provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

        A broker-dealer that is the holder of Original Notes that were acquired for the account of that broker-dealer as a result of market-making or other trading activities, other than Original Notes acquired directly from us or any of our affiliates, may exchange those Original Notes for New Notes pursuant to the exchange offer. This is true so long as each broker-dealer that receives New Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker-dealer as a result of market-marking or other trading activities, acknowledges that it will deliver a prospectus in connection with any resale of such New Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Original Notes where the Original Notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as it may be amended or supplemented from time to time, available to any broker-dealer for use in connection with any resale, except that the use of the prospectus may be suspended for not more than 60 days in any consecutive period if our board of directors reasonably and in good faith determines, upon the evidence of counsel, that the use of the prospectus would require the premature disclosure of a material event at such time as could reasonably be expected to have a material adverse effect on our business, operations or prospects or the disclosure otherwise relates to a material business transaction which has not been publicly disclosed and our board of directors reasonably and in good faith determines that any such disclosure could reasonably be expected to jeopardize the success of such transaction. All broker-dealers effecting transactions in the New Notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of New Notes by broker-dealers or any other holder of New Notes. New Notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of the resale, at prices related to such prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any resale of New Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer and to our performance under, or compliance with, the registration rights agreement (other than the commissions or concessions of any brokers or dealers) and will indemnify the holders of the New Notes (including any broker-dealers) against some liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        Whether the New Notes offered hereby will be our binding obligations will be passed upon for us by Schulte Roth & Zabel LLP, New York, New York.

EXPERTS

        The financial statements of NewPage Holding Corporation as of December 31, 2005 and for the eight months ended December 31, 2005 and of the printing and writing papers business (a business of

MeadWestvaco Corporation) for the four months ended April 30, 2005 and as of December 31, 2004 and for each of the two years ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

        We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to our offering of the New Notes. This prospectus does not contain all the information included in the registration statement and the exhibits and schedules thereto. You will find additional information about us and the New Notes in the registration statement and the exhibits and schedules thereto. The registration statement and the amendments, exhibits and schedules thereto may be inspected and copied at the SEC's Public Reference Room. Copies of this material may be obtained from the Public Reference Room of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at l-800-SEC-0330. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains information regarding registrants, including us, that file electronically with the SEC. Statements made in this prospectus about legal documents may not necessarily be complete and you should read the documents which are filed as exhibits to the registration statement otherwise filed with the SEC.

NEWPAGE HOLDING CORPORATION
INDEX TO FINANCIAL STATEMENTS

Predecessor
Printing and Writing Papers Business (a business of MeadWestvaco Corporation)
Audited Combined Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Combined Statements of Operations for the four months ended April 30, 2005 and the years ended December 31, 2004 and December 31, 2003	F-3
Combined Balance Sheet as of December 31, 2004	F-4
Statements of Changes in Combined Equity for the four months ended April 30, 2005 and the years ended December 31, 2004 and December 31, 2003	F-5
Combined Statements of Cash Flows for the four months ended April 30, 2005 and the years ended December 31, 2004 and December 31, 2003	F-6
Notes to Combined Financial Statements	F-7
Successor
NewPage Holding Corporation and Subsidiaries
Audited Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-22
Consolidated Statement of Operations for the eight months ended December 31, 2005	F-23
Consolidated Balance Sheet as of December 31, 2005	F-24
Consolidated Statement of Stockholder's Equity for the eight months ended December 31, 2005	F-25
Consolidated Statement of Cash Flows for the eight months ended December 31, 2005	F-26
Notes to Consolidated Financial Statements	F-27
Unaudited Condensed Consolidated Financial Statements:
Condensed Consolidated Balance Sheets as of June 30, 2006 and December 31, 2005	F-50
Consolidated Statement of Operations for the first half ended June 30, 2006 and the two months ended June 30, 2005	F-51
Consolidated Statement of Stockholder's Equity for the first half ended June 30, 2006	F-52
Condensed Consolidated Statement of Cash Flows for the first half ended June 30, 2006 and the two months ended June 30, 2005	F-53
Notes to Condensed Consolidated Financial Statements	F-54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To MeadWestvaco Corporation

        In our opinion, the accompanying combined balance sheet and the related combined statements of operations, changes in combined equity and cash flows present fairly, in all material respects, the financial position of the Printing and Writing Papers Business of MeadWestvaco Corporation at December 31, 2004, and the results of its operations and its cash flows for the four months ended April 30, 2005 and each of the two years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Business' management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cincinnati, Ohio
December 16, 2005, except for the computation of Earnings
Per Share, as described in Note P, the date of which is
July 21, 2006 and Discontinued Operations, as described in
Note A, the date of which is May 19, 2006

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
PREDECESSOR
COMBINED STATEMENTS OF OPERATIONS
(dollars in millions, except per share amounts)

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Net sales (including sales to related parties of $9, $27 and $27)	$582	$1,779	$1,603
Cost of sales	538	1,746	1,603
Selling, general and administrative expenses	31	97	113
Goodwill impairment	—	238	—
Interest expense, including loss on defeasance of debt of $18 in 2005	21	9	10
Other income, net	(2)	(6)	(7)

Loss from continuing operations before income taxes	(6)	(305)	(116)
Income tax benefit	(3)	(24)	(39)

Loss from continuing operations	(3)	(281)	(77)
Loss from discontinued operations, net of tax (benefit) of $4, $14 and $12	(5)	(20)	(17)

Net loss	$(8)	$(301)	$(94)

Income (loss) per share—basic and diluted (Note P):
Income (loss) from continuing operations	$(0.07)	$(6.20)	$(1.69)
Income (loss) from discontinued operations	(0.10)	(0.45)	(0.38)

Net income (loss)	$(0.17)	$(6.65)	$(2.07)

Basic and diluted weighted average number of common shares outstanding (in thousands) (Note P)	45,288	45,288	45,288

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
PREDECESSOR
COMBINED BALANCE SHEET
(dollars in millions)

December 31, 2004
ASSETS
Accounts receivable, net	$160
Inventories	231
Other current assets	15
Current assets of discontinued operations	135

Total current assets	541
Property, plant and equipment, net	1,724
Other assets, net	36
Noncurrent assets of discontinued operations	346

$2,647

LIABILITIES AND COMBINED EQUITY
Accounts payable	$104
Accrued expenses	109
Current liabilities of discontinued operations	54

Total current liabilities	267
Long-term debt	145
Other long-term obligations	9
Noncurrent liabilities of discontinued operations	7
Deferred income taxes	506
Commitments and contingencies
Combined equity	1,713

$2,647

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
PREDECESSOR
STATEMENTS OF CHANGES IN COMBINED EQUITY
(dollars in millions)

EQUITY
BALANCE, DECEMBER 31, 2002	$2,199
Net loss for the year ended December 31, 2003	(94)
Transactions with MeadWestvaco Corporation, net	23

BALANCE, DECEMBER 31, 2003	2,128
Net loss for the year ended December 31, 2004	(301)
Transactions with MeadWestvaco Corporation, net	(114)

BALANCE, DECEMBER 31, 2004	1,713
Net loss for the four months ended April 30, 2005	(8)
Payment by MeadWestvaco Corporation to defease long-term debt	162
Transactions with MeadWestvaco Corporation, net	16

BALANCE, APRIL 30, 2005	$1,883

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
PREDECESSOR
COMBINED STATEMENTS OF CASH FLOWS
(dollars in millions)

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Cash flows from operating activities
Net loss	$(8)	$(301)	$(94)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on discontinued operations	5	20	17
Depreciation and amortization	61	186	193
Deferred income taxes	(7)	(38)	(50)
Loss on sales of assets, net	—	4	2
Investee—earnings and distributions	1	9	9
Impairment of goodwill and long-lived assets	—	238	—
Loss on defeasance of debt	18	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	1	8	(6)
Inventories	(63)	51	(36)
Other current assets	1	(3)	(4)
Other assets	(2)	—	—
Accounts payable	—	39	8
Accrued expenses	(14)	4	(12)
Other liabilities	1	—	3
Net cash flows of discontinued operations	8	23	20

Net cash provided by operating activities	2	240	50
Cash flows from investing activities
Additions to property, plant and equipment	(14)	(66)	(66)
Proceeds from sale of property, plant and equipment	—	1	2
Net cash flows of discontinued operations	(3)	(22)	(12)

Net cash used in investing activities	(17)	(87)	(76)
Cash flows from financing activities
Repayment of long-term debt	—	(6)	(9)
Net transactions with MeadWestvaco Corporation	15	(114)	23
Net cash flows of discontinued operations	—	(33)	12

Net cash (used in) provided by financing activities	15	(153)	26

Increase (decrease) in cash and cash equivalents	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

PRINTING AND WRITING PAPERS BUSINESS
(A BUSINESS OF MEADWESTVACO CORPORATION)
PREDECESSOR
NOTES TO COMBINED FINANCIAL STATEMENTS

(dollars in millions)

A.    Description of Business and Basis of Presentation

        These combined financial statements present the historical results of the Printing and Writing Papers Business (the "Business"), which was purchased from MeadWestvaco Corporation ("MeadWestvaco") by NewPage Corporation (the "Acquisition") pursuant to the Acquisition, which was funded on May 2, 2005, but deemed to have been completed on April 30, 2005. The Business is engaged in the manufacturing, marketing and distribution of coated paper primarily used for commercial printing, magazines, catalogs, textbooks, and labels. Our products include coated papers, uncoated papers and market pulp production manufactured at four U.S. mills and supported by multiple distribution and converting locations. We operate within one operating segment. The Business consists of the historical Papers business segment of MeadWestvaco adjusted to exclude MeadWestvaco's investment in Northwood Panelboard and the operations of Specialty Papers, which is a distinct and different business under separate management that will not be purchased. MeadWestvaco will retain certain assets and liabilities related to the Business (included within these financial statements). These include certain tax receivables and certain liabilities for environmental and employee matters, including the environmental matters discussed in Note M. These amounts are not material in regard to the Business' financial position.

        Effective April 1, 2006, NewPage completed the sale of the carbonless paper business, which comprised the carbonless paper segment, to P.H. Glatfelter Company. In the quarter ended March 31, 2006, the carbonless paper business was reported as a discontinued operation. The financial statements and related notes have been reclassified to reflect the discontinued operations treatment. Prior periods have been presented on a comparable basis. Net revenues of the carbonless paper business (included in discontinued operations) were $135, $397 and $386 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

        These combined financial statements are intended to present the historical results of the Business operations during each respective period. As such, these combined financial statements include allocations of certain expenses, as well as assets and liabilities historically maintained by MeadWestvaco and not recorded in the accounts of the Business. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results that would have been obtained if the Business had operated as a separate entity during the periods presented.

        The combined equity of the Business comprises the excess of the Business' assets over its liabilities. Combined equity is affected by the Business' operating results, expense allocations from MeadWestvaco and cash transfers between the Business and MeadWestvaco, including settlement of intercompany transactions and amounts paid or received relating to interest and income taxes, as MeadWestvaco manages all treasury activities of the Business.

B.    Summary of Significant Accounting Policies

Estimates and assumptions

        The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

        The financial instruments that potentially subject the Business to concentrations of credit risk are accounts receivable. The Business limits its credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees, or collateral. The majority of the Business's accounts receivable are with paper merchants and printers.

        For the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Business's sales to its largest customer was 20%, 19% and 17% of net sales, respectively. Accounts receivable at December 31, 2004 relating to this customer was 17% of accounts receivable, net.

Inventories

        Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

        Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

        The Business periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The Business reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Goodwill

        The Business has classified as goodwill the excess of the acquisition cost over the fair values of the net tangible and intangible assets of businesses acquired. These financial statements included the applicable portion of goodwill associated with Papers business subsequent to and created by the merger of Mead and Westvaco. Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, requires that goodwill be tested for impairment on an annual basis unless conditions arise that would require a more frequent evaluation. See footnote E for further information.

Capitalized software

        Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 2 to 8 years. The Business records software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Environmental

        Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills

        The Business follows SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

Revenue recognition

        The Business recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the Business's revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The Business provides allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales.

Export Sales

        There are no operations, including long-lived assets, outside of the United States. Export sales from the United States were $56, $158 and $168 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

Interest Expense

        Included in these combined financial statements are amortization of deferred financing cost and interest expense of long-term debt specifically related to the Business facilities. MeadWestvaco has not historically allocated corporate interest cost to its segments and none of that interest cost has been allocated within these financial statements.

Pension and postretirement benefits

        The employees of the Business are participants in various defined benefit pension and postretirement plans sponsored by MeadWestvaco and the assets and liabilities are combined with those related to other MeadWestvaco businesses. Similarly, MeadWestvaco manages its domestic postretirement benefit plans on a combined basis and claims data and liability information related to the Business is aggregated and combined, by plan, with those related to other MeadWestvaco businesses. As a result, no assets or liabilities are reflected on the Business's combined balance sheet and pension and postretirement expense for the Business has been determined on a multi-employer plan basis.

        Pension costs recorded by the Business with respect to the defined benefit pension plans for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003 were $5, $14 and $14.

        The employees of the Business are also eligible to participate in defined contribution benefit plans sponsored by MeadWestvaco. Under the terms of the defined contribution benefit plans, participant contributions may be directed into a number of investment options. MeadWestvaco matching contributions are made to a fund that invests in MeadWestvaco shares. During the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, the Business incurred expenses of $3, $10 and $10 for matching contributions to the defined contribution benefit plans.

        Upon retirement, MeadWestvaco provides life insurance and other postretirement benefits for certain MeadWestvaco retirees, including certain Business employees. MeadWestvaco also funds certain medical benefits on a current basis with retirees paying a portion of the costs. Costs of providing these benefits to both active and retired employees of the Business were $13, $39 and $39 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

Income taxes

        The Business historically is not an income tax payer, as its results and related tax obligations, if any, are included in the consolidated returns of MeadWestvaco. The income tax benefit included in these combined financial statements was calculated on a separate return basis, as if the Business was a separate taxpayer, and the resulting current tax benefit (liability) is settled with MeadWestvaco through equity. Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The Business evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.

Stock options

        The Business measures compensation cost for MeadWestvaco stock options issued to employees and directors using the intrinsic value-based method of accounting in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). The Business adopted the disclosure requirements of SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. If compensation cost for MeadWestvaco stock options had been determined based on the fair value method of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), the Business's pro forma net loss would have been as follows:

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Net loss—as reported	$(8)	$(301)	$(94)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effect	—	—	—
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effect	—	1	—

Pro forma net loss	$(8)	$(302)	$(94)

Pro forma net loss per share—basic and diluted (in dollars) (Note P)	$(0.17)	$(6.65)	$(2.07)

C.    Current Assets

        Trade receivables have been reduced by an allowance for doubtful accounts of $3 at December 31, 2004. Receivables also include $7 from sources other than trade at December 31, 2004.

        Inventories at December 31, 2004 are comprised of:

December 31, 2004
Raw materials	$41
Production materials, stores and supplies	52
Finished and in-process goods	138

$231

        Approximately 81% of inventories at December 31, 2004 are valued using the LIFO method. If inventories had been valued at current cost, they would have been $269 at December 31, 2004. During 2004, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2004 purchases, the effect of which decreased cost of goods sold by approximately $3 and decreased net loss by approximately $1.

D.    Property, Plant and Equipment

        Depreciation expense was $59, $180 and $184 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

December 31, 2004
Land and land improvements	$98
Buildings	223
Machinery and other	2,978

3,299
Less: accumulated depreciation	(1,592)

1,707
Construction in progress	17

$1,724

E.    Goodwill and Other Intangible Assets

        Unless otherwise deemed necessary by changes in circumstances, the Business performs its annual impairment review of goodwill during the fourth quarter of each year. In 2003, the year following the adoption of SFAS No. 142, no impairment charge was necessary. In 2004 the Business recorded an impairment charge of $238 (pre-tax and after-tax) as the carrying value of goodwill exceeded the fair value. This charge is included in Goodwill impairment in the accompanying combined statements of operations.

        The changes in the carrying amount of goodwill for the years ended December 31 are as follows:

	Years ended December 31,
	2004	2003
Beginning balance	$244	$236
Adjustments(1)	(6)	8
Impairments	(238)	—

Ending balance	$—	$244

(1)
Reflects the adoption of SFAS No. 143 for former Mead-related landfills in 2003 and various contingencies related to uncertain tax matters in 2004 and 2003 related to the merger.

F.    Other Assets

December 31, 2004
Capitalized software	$16
Investment in Rumford Cogeneration Company, L.P.	15
Other	5

$36

        The Business recorded amortization expense of $2, $6 and $9 in the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003, relating to capitalized software.

        The Business has a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales of byproducts and charges for management services from the Business to the limited partnership were $19, $51 and $50 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Purchases made by the Business from the limited partnership were $17, $47 and $45 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Distributions received from the limited partnership were $2, $12 and $12 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

G.    Accounts Payable and Accrued Expenses

December 31, 2004
Accounts payable:
Trade	$76
Other	28

$104

Accrued expenses:
Payroll and employee benefit costs	$60
Accrued rebates and allowances	17
Accrued energy	12
Other	20

$109

H.    Long-Term Debt

December 31, 2004
Pollution Control Revenue Bonds, 9.6%, due 2006	$3
Industrial Revenue Bonds:
Rates from 5.88%-6.45%, due 2018-2027	125
Floating rate, due 2009	17

Long-term debt	$145

        In conjunction with the Acquisition, MeadWestvaco repaid or defeased all outstanding debt of the Business. Included in interest expense for the four months ended April 30, 2005, is a loss of $18 on the defeasance of the debt and write-off of unamortized financing costs.

        During 2004, the Business retired $33 of floating rate pollution control revenue bonds (included in noncurrent liabilities of discontinued operations) and $6 of fixed rate pollution control revenue bonds. The fixed rate bonds had a weighted average coupon rate of 6%. The interest rate on the floating rate pollution control revenue bonds was fixed for an initial term to end on November 1, 2004 at a weighted average rate of 2.1%.

        At December 31, 2004, the book value of long-term debt was $145, and the fair value was estimated to be $147. The difference between book value and market value is derived from the difference between the period-end market interest rate and the stated rate for the Business's fixed-rate long-term debt. The Business has estimated the fair value of long-term debt based upon quoted market prices for the same or similar issues or on the current interest rates available to the Business for debt of similar terms and maturities. Certain covenants of MeadWestvaco are applicable to the debt of the Business. As of December 31, 2004, MeadWestvaco is in compliance with such covenants. All debt associated with the Business is uncollateralized and is guaranteed by MeadWestvaco.

I.    Leasing Activities

        The Business leases a variety of assets for use in its operations. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase. Rental expense under operating leases was $5, $15 and $19 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

J.    Stock Option Plans

        Certain employees of the Business participate in MeadWestvaco's stock option plans and receive MeadWestvaco's restricted stock. Grants of stock options and other stock-based compensation awards are approved by the Compensation Committee of MeadWestvaco's Board of Directors. The exercise prices of all options equal the market price of MeadWestvaco's stock on the date of grant. Under certain employee plans, stock options may be granted with or without stock appreciation rights, with or without limited stock appreciation rights, which are exercisable upon the occurrence of certain events related to changes in corporate control and are exercisable after a period of six months to three years and expire not later than ten years from the date of grant. No new grants for stock appreciation rights were awarded to the employees of the Business in the periods presented.

        Options to purchase 1.3 million MeadWestvaco shares issued to all participants of the plan (including Business employees) under MeadWestvaco's 1996 Stock Option Plan are accompanied by a feature that allows option holders who exercise their stock options and hold the common shares they received at exercise to receive an additional stock option grant with an exercise price at the then-current market price. Options granted with this feature are accounted for as a fixed award.

        The following table summarizes activity in the plans as it relates to activity of employees of the Business:

Shares of MeadWestvaco issuable under stock options, in thousands	Options	Weighted- average exercise price
Outstanding at December 31, 2002	1,901	$28.82
Granted	253	24.00
Other Division options assumed	24	29.13
Other Division options removed	(18)	29.37
Exercised	(91)	21.88
Cancelled	(193)	27.52

Outstanding at December 31, 2003	1,876	28.60
Granted	106	28.59
Other Division options assumed	191	28.35
Other Division options removed	(19)	26.68
Exercised	(273)	25.40
Cancelled	(96)	24.75

Outstanding at December 31, 2004	1,785	28.86
Other Division options removed	(12)	28.05
Exercised	(265)	27.22
Cancelled	(18)	27.46

Outstanding at April 30, 2005	1,490	29.13

        The following table shows various information about stock options outstanding at April 30, 2005 as it relates to activity of employees of the Business:

	Range of exercise prices
Shares in thousands	$24.00– $25.84	$26.16– $29.74	$30.24– $40.46	Total
Number outstanding	225	717	548	1,490
Weighted average price	$24.48	$28.30	$32.12	$29.13
Weighted average remaining life (in years)	5.93	4.99	4.31	4.88
Number exercisable	172	655	522	1,349
Weighted average price	$24.63	$28.28	$32.16	$29.31

        The Business applies APB No. 25 as amended, in accounting for MeadWestvaco's plans. No stock option expense has been recorded in the periods presented as the option price is set at the market value of the underlying MeadWestvaco stock at the date of grant.

        Assumptions used to calculate the pro forma effects of option grants in accordance with SFAS 123 were the following (see Summary of Significant Accounting Policies for pro forma disclosures):

	Years ended December 31,
	2004	2003
Weighted average fair value of options granted during the period using a binomial option pricing model	$7.67	$6.85
Weighted average assumptions used for grants:
Expected dividend yield	3.22%	3.83%
Expected volatility	32%	36%
Risk-free interest rate	3.29%	3.27%
Expected life of option (in years)	6	6

K.    Restructuring and Other Merger-Related Expenses

Year ended December 31, 2004

        As of December 31, 2004, substantially all of the approximate 608 originally affected employees from 2002, 2003 and 2004 had been separated.

Year ended December 31, 2003

        For the year ended December 31, 2003, the Business recorded net pretax charges of $11 relating to asset write-downs and employee separation costs, of which $3 and $8 were recorded within cost of sales and selling, general and administrative expenses, respectively.

        As part of the Business's planned integration strategy and various restructuring activities, the Business incurred charges of $14 for the separation benefits to approximately 116 employees. As of December 31, 2004, all of the affected employees had been separated. In addition, in 2003 the Business sold a previously written-down facility. As a result of the sale of that facility, the Business recorded a gain of $2.

Summary of other restructuring charges, other than Westvaco and Mead merger related

        The activity in the accrued restructuring balances related to all of the plans described above was as follows:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$3	$1	$4
Add: current charges in 2003	14	—	14
Less: payments in 2003	13	1	14

Balance of related accruals at December 31, 2003	4	—	4
Less: payments in 2004	3	—	3

Balance of related accruals at December 31, 2004	1	—	1
Less: payments	1	—	1

Balance of related accruals at April 30, 2005	$—	$—	$—

Westvaco and Mead Merger Related Restructuring

        MeadWestvaco established accruals relating primarily to employee separation costs, facility closure costs and other actions relating to the integration of certain Mead operations into MeadWestvaco. Costs associated with these integration actions were recognized as a component of purchase accounting, resulting in the establishment of liabilities and adjustments to goodwill. The integration actions included the closure of three older, high-cost coated paper machines and related facilities at the Chillicothe, Ohio, paper mill and the integration of the Mead and Westvaco paper groups. Costs associated with decommissioning the machines and most employee termination benefits for 269 employees totaled $21, of which $2 was for asset impairments.

Summary of Westvaco and Mead merger related restructuring

        The activity in the accrued liability related to all of the plans described above was as follows:

	Employee costs	Other costs	Total
Balance of related accruals at December 31, 2002	$2	$3	$5
Less: payments in 2003	2	1	3

Balance of related accruals at December 31, 2003	—	2	2
Less: payments in 2004	—	1	1

Balance of related accruals at December 31, 2004 and April 30, 2005	$—	$1	$1

L.    Income Taxes

        Loss from continuing operations before income taxes was $(6), $(305) and $(116) in the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

        The significant components of the income tax provision (benefit) are as follows:

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Currently receivable—state and local	$—	$(1)	$(1)
Deferred:
U.S. federal	(6)	(34)	(51)
State and local	(1)	(3)	1

Benefit for deferred income taxes	(7)	(37)	(50)

	(7)	(38)	(51)
Allocation to discontinued operations	(4)	(14)	(12)

Income tax (benefit)	$(3)	$(24)	$(39)

        The following table summarizes the major differences between the actual income tax provision (benefit) attributable to loss before taxes and taxes computed at the U.S. federal statutory rate:

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(2)	$(107)	$(40)
State and local income taxes, net of federal benefit	(1)	(5)	(5)
Goodwill	—	83	—
Permanent differences	(1)	—	(1)
Provision to return adjustments	(1)	—	—
Valuation allowances	2	5	7

Income tax (benefit)	$(3)	$(24)	$(39)

Effective tax rate	38.7%	8.0%	33.7%

        The principal current and noncurrent deferred tax assets and liabilities are as follows:

December 31, 2004
Deferred tax assets:
Employee benefits	$12
Net operating loss carryforwards	121
Other accruals and reserves	22

Total deferred tax assets	155
Valuation allowance	(12)

Net deferred tax assets	143
Deferred tax liabilities:
Depreciation and impairment	(601)
Inventory	(30)
Other	(15)

Total deferred tax liabilities	(646)

Net deferred liability	$(503)

Included in the balance sheet:
Other current assets—deferred tax asset	$3
Noncurrent net deferred tax liability	(506)

Net deferred liability	$(503)

        The federal net operating loss carryforward at April 30, 2005 is approximately $270 and is available to reduce federal taxable income through 2024. The Business's valuation allowance against deferred tax assets primarily relates to state tax net operating losses for which the ultimate realization of future benefits is uncertain. The amount of net operating loss carryforwards has been derived on a separate return basis as if the Business were a separate income tax payer. These amounts have been included in the consolidated income tax filings of MeadWestvaco and may be settled with MeadWestvaco through combined equity in a future period.

        The Business has operations in several domestic tax jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. While actual results could vary, in management's judgment the Business has adequate accruals with respect to the ultimate outcome of such audits.

M.    Environmental and Legal Matters

        The Business has been notified by the U.S. Environmental Protection Agency (the "EPA") or by various state or local governments that it may be liable under federal environmental laws or under applicable state or local laws with respect to the cleanup of hazardous substances at sites previously operated or used by the Business. The Business is currently named as a potentially responsible party ("PRP") or has received third-party requests for contribution under the Comprehensive Environmental

Response, Compensation and Liability Act ("CERCLA") and similar state or local laws with respect to a number of sites. There are other sites which may contain contamination or which may be potential Superfund sites, but for which the Business has not received any notice or claim. The potential liability for all these sites will depend upon several factors, including the extent of contamination, the method of remediation, insurance coverage and contribution by other PRPs. The Business regularly evaluates its potential liability at these various sites. At April 30, 2005, the Business has recorded liabilities of approximately $2 for estimated potential cleanup costs based upon its close monitoring of ongoing activities and its past experience with these matters. The Business believes that it is reasonably possible that costs associated with these sites may exceed amounts of recorded liabilities by an amount that could range from an insignificant amount to as much as $2. This estimate is less certain than the estimate upon which the environmental liabilities were based. After consulting with legal counsel and after considering established liabilities, it is our judgment that the resolution of pending litigation and proceedings is not expected to have a material adverse effect on the Business's consolidated financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

        The Business is involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, management does not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on the Business's financial condition or liquidity. In any given period or periods, however, it is possible such proceedings or matters could have a material effect on the results of operations.

N.    Related Party Transactions

        Transactions between the Business and other business segments of MeadWestvaco commonly occur in the normal course of business. In addition, the Business also had purchases from MeadWestvaco's Forestry Operations of $2, $6 and $6 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Sales to other MeadWestvaco business segments were $9, $27 and $27 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. Purchases from other MeadWestvaco business segments were $1, $3 and $2 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

        The Business's combined financial statements include expense allocations for certain corporate functions provided by MeadWestvaco, such as human resources, legal, finance, information systems, purchasing, executive management and other corporate staff. Allocations were based on relative headcount for people-related costs, the Business's assets as a percentage of total MeadWestvaco assets, the Business's sales as a percentage of total MeadWestvaco sales, or by specific identification of costs directly associated with the Business's operations. The Business and MeadWestvaco management believe such allocations have been made on a reasonable basis. These costs are included in cost of sales or selling, general and administrative expenses, consistent with MeadWestvaco classification, in the accompanying combined statements of operations. Costs allocated by or charged by MeadWestvaco to the Business for services performed by MeadWestvaco on behalf of the Business totaled $9, $35 and $44 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003.

        In addition to the above, the Business shares facilities and related costs (utilities and services) with other business segments of MeadWestvaco. Costs charged by the Business to MeadWestvaco for shared facilities totaled $1, $3 and $3 for the four months ended April 30, 2005 and the years ended December 31, 2004 and 2003. These charges were based on estimates of actual usage for utilities and head count for other services and are recorded as a reduction of the related cost.

O.    Supplemental Cash Flow Information

		Years ended December 31,
	Four Months Ended April 30, 2005
		2004	2003
Cash paid (received) by MeadWestvaco on behalf of the Business:
Interest	$3	$9	$11
Taxes	—	(1)	(1)
Non-Cash Transactions:
Payment by MeadWestvaco Corporation to defease long-term debt	162	—	—
Contribution of property, plant and equipment by MeadWestvaco Corporation	1	—	—

P.    Subsequent Event

        NewPage Holding Corporation (our successor) filed a registration statement on Form S-1 with the Securities and Exchange Commission on April 18, 2006 relating to an initial public offering of its common stock. There can be no assurance whether NewPage Holding will complete the offering at all or what the terms of the offering will be.

        In accordance with SFAS No. 128, Earnings per Share, we have added disclosures for earnings per share in conjunction with the filing of the registration statement on Form S-1. Basic net income (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding of NewPage Holding. This presentation reflects the post-acquisition capital structure of the successor for all periods on a consistent basis. No potentially dilutive options or shares have been issued. In conjunction with the initial public offering, a one to 452,880 common stock split was declared and became effective as of July 20, 2006. All share and per share information has been adjusted to reflect this split.

*  *  *  *  *

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of NewPage Holding Corporation

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of NewPage Holding Corporation and its subsidiaries at December 31, 2005, and the results of its operations and its cash flows for the eight months ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Dayton, Ohio
March 24, 2006, except for the computation of Earnings Per Share, as described in Note Q, the date of which is July 21, 2006 and Discontinued Operations, as described in Notes A and P, the date of which is May 19, 2006

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

EIGHT MONTHS ENDED DECEMBER 31, 2005

Eight Months Ended December 31, 2005
(Dollars in millions, except per share amounts)
Net sales	$1,281
Cost of sales	1,152
Selling, general and administrative expenses	69
Interest expense (including $27 for amortization of debt issuance costs and debt discount, write-off of bridge financing costs and interest on NewPage Holding PIK notes)	121
Other (income) expense, net (Note G)	18

Income (loss) from continuing operations before taxes	(79)
Income tax benefit	(7)

Income (loss) from continuing operations	(72)
Income (loss) from discontinued operations, net of income taxes of $3 (Note P)	5

Net income (loss)	$(67)

Income (loss) per share—basic and diluted (Note Q):
Income (loss) from continuing operations	$(1.60)
Income (loss) from discontinued operations	0.11

Net income (loss)	$(1.49)

Basic and diluted weighted average number of common shares outstanding (in thousands) (Note Q)	45,288

See notes to consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

December 31, 2005
(dollars in millions, except per share amounts)
ASSETS
Cash and cash equivalents	$1
Accounts receivable, net of allowance for doubtful accounts of $3	191
Inventories (Note D)	343
Other current assets	20
Total assets of discontinued operations (Note P)	152

Total current assets	707
Property, plant and equipment, net (Note E)	1,408
Intangibles and other assets (Note F)	189

TOTAL ASSETS	$2,304

LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable	$162
Accrued expenses (Note H)	102
Current maturities of long-term debt (Note I)	8
Total liabilities of discontinued operations (Note P)	66

Total current liabilities	338
Long-term debt (Note I)	1,677
Other long-term obligations	46
Deferred income taxes (Note J)	16
Commitments and contingencies (Note M)
STOCKHOLDER'S EQUITY
Common stock, 300,000,000 shares authorized, 45,288,000 shares issued and outstanding, $0.01 per share par value	—
Additional paid-in capital	289
Accumulated deficit	(67)
Accumulated other comprehensive income	5

Total stockholder's equity	227

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,304

See notes to consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

EIGHT MONTHS ENDED DECEMBER 31, 2005

	Common Stock					Accumulated Other Comprehensive Income
			Additional Paid-in Capital	Accumulated Deficit				Comprehensive Income (Loss)
	Shares	Amount
	(dollars in millions, shares in thousands)
Issuance of common stock	45,288	$—	$284	$		$
Net income (loss)					(67)			$(67)
Additional capital contribution by Escanaba Timber (Note N)			4
Change in unrealized gain on cash-flow hedges, net of tax of $3							5	5
Equity awards (Note K)			1

Balance at December 31, 2005	45,288	$—	$289		$(67)		$5	$(62)

See notes to consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
EIGHT MONTHS ENDED DECEMBER 31, 2005

Eight Months Ended December 31, 2005
(dollars in millions)
Cash flows from operating activities:
Net income (loss)	$(67)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from discontinued operations	(5)
Depreciation and amortization	99
Amortization of debt issuance costs and debt discount and write-off of bridge financing costs	18
Interest expense on NewPage Holding PIK notes	9
Unrealized loss on option contracts	25
Deferred income taxes	(4)
LIFO effect	5
Investees—earnings and distributions	5
Equity award expense	1
Change in operating assets and liabilities:
Accounts receivable	(39)
Inventories	6
Other operating assets	(16)
Accounts payable	59
Accrued expenses and other liabilities	42
Net cash flows of discontinued operations	31

Net cash provided by operating activities	169
Cash flows from investing activities:
Cash paid for acquisition	(1,974)
Capital expenditures	(62)
Cash paid for option contracts	(73)
Net cash flows of discontinued operations	(5)

Net cash used in investing activities	(2,114)
Cash flows from financing activities:
Proceeds from capital contributions	417
Proceeds from issuance of long-term debt and initial draw of revolver	1,719
Payment of debt issuance costs	(59)
Payments of long-term debt	(2)
Net borrowings (payments) on revolving credit facility	(129)

Net cash provided by financing activities	1,946

Net increase in cash and cash equivalents and cash and cash equivalents at end of period	$1

Supplemental information:
Cash paid for interest	$67

Non-cash transaction—Issuance of NewPage Holding PIK Notes to MeadWestvaco Corporation as consideration	$100

See notes to consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EIGHT MONTHS ENDED DECEMBER 31, 2005
(dollars in millions)

A.    Basis of Presentation

        NewPage Holding Corporation ("NewPage Holding") and its subsidiaries are engaged in the manufacturing, marketing and distribution of coated paper primarily used for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated papers, uncoated papers and market pulp production manufactured at four U.S. mills and supported by multiple distribution and converting locations. We operate within one operating segment. The consolidated financial statements include the accounts of the NewPage Holding and its majority-owned or -controlled subsidiaries. We account for our equity investee using the equity method of accounting. All intercompany transactions and balances have been eliminated. Unless otherwise noted, the terms "we," "our," and "us," refer to NewPage Holding Corporation and its consolidated subsidiaries. Unless otherwise noted, the terms "Company" and "NewPage" refer to NewPage Corporation and its consolidated subsidiaries.

        Effective April 1, 2006, we completed the previously announced sale of our carbonless paper business, which comprised our carbonless paper segment, to P.H. Glatfelter Company. In the quarter ended March 31, 2006 we began reporting the carbonless paper business as a discontinued operation. The financial statements and related notes have been reclassified to reflect the discontinued operations treatment. See Note P for further information. Prior periods have been presented on a comparable basis.

B.    Summary of Significant Accounting Policies

Estimates and assumptions

        The preparation of these combined financial statements required management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Concentration of credit risk

        We are potentially subject to concentrations of credit risk related to our accounts receivable. The majority of the accounts receivable are with paper merchants and printers. We limit our credit risk by performing ongoing credit evaluations, and when deemed necessary, requiring letters of credit, guarantees or collateral. For the eight months ended December 31, 2005, sales to our largest customer were 21% of net sales. Accounts receivable at December 31, 2005, relating to this customer were 21% of accounts receivable, net. Our ten largest customers accounted for 54% of our net sales for the eight months ended December 31, 2005.

Inventories

        Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for substantially all raw materials, finished goods and production materials. Cost of all other inventories, mainly stores and supplies inventories, is determined by the average cost method.

Property, plant and equipment

        Owned assets are recorded at cost. Costs of renewals and betterments of properties are capitalized; costs of maintenance and repairs are charged to expense. The cost of plant and equipment is depreciated utilizing the straight-line method over the estimated useful lives of the assets, which range from 20 to 40 years for buildings and 5 to 30 years for machinery and equipment.

Impairment of long-lived assets

        We periodically evaluate whether current events or circumstances indicate that the carrying value of our long-lived assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether an impairment exists. We report an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.

Capitalized software

        Capitalized software is included in other assets and is amortized using the straight-line method over the estimated useful lives of 4 to 10 years. We record software development costs in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

Derivative financial instruments

        We use derivative financial instruments primarily to manage our exposure to changes in interest rates. Interest rate swap contracts are accounted for as cash-flow hedges with changes in fair value recorded as a component of other comprehensive income. The intrinsic portion of interest rate cap contracts are accounted for as cash-flow hedges, with changes in fair value attributed to intrinsic value recorded as a component of other comprehensive income and any change in fair value attributed to time value recorded currently in interest expense. Other comprehensive income (loss) is reclassified into current period earnings when the hedged transaction affects earnings. We also have a purchased basket option contract on a mix of natural gas, market pulp and the Euro designed to help protect against decreases in the North American prices of coated paper. The basket option contract is accounted for at fair value with changes in the fair value of the contract recorded in other (income) expense. The fair values of derivative contracts were based on quotes from brokers and represents the amount we could receive from the counterparty to settle the instrument.

Fair value of financial instruments

        At December 31, 2005, the book value of long-term debt was $1,685 and the fair value was $1,633. The fair value of long-term debt is based upon quoted market prices for the same or similar issues or on the current interest rates available to the Company for debt of similar terms and maturities. The fair value and carrying amount of the interest rate swaps was a receivable of $8 at December 31, 2005. The fair value and carrying amount of the interest rate cap was a receivable of $2 at December 31, 2005. The fair value and carrying amount of the basket option contract was a receivable of $47 at December 31, 2005. At December 31, 2005, the carrying amounts of all other assets and liabilities that qualify as financial instruments approximated their fair value.

Environmental

        Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated.

Landfills and other asset retirement obligations

        We follow SFAS No. 143, Accounting for Asset Retirement Obligations, which requires that an obligation associated with the retirement of a tangible long-lived asset be recognized as a liability when incurred, in accounting for costs related to the closure and post-closure monitoring of our owned landfills. Subsequent to initial measurement, an entity recognizes changes in the amount of the liability resulting from the passage of time and revisions to either the timing or amount of estimated cash flows.

        In March 2005, the Financial Accounting Standards Board issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. This Interpretation clarifies the accounting for conditional asset retirement obligations in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. We adopted this Statement as of December 31, 2005. As of the adoption date this Statement did not have a material effect on our financial position, results of operations, or compliance with our debt covenants.

Revenue recognition

        We recognize revenue at the point when title and the risk of ownership passes to the customer. Substantially all of our revenues are generated through product sales, and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (free on board) shipping point. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. For sales made under consignment programs, revenue is recognized in accordance with the terms of the contract. We provide allowances for estimated returns and other customer credits such as discounts, returns and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns. Sales of byproducts produced during the manufacturing process are recognized as a reduction of cost of sales.

Export sales

        We have no operations or long-lived assets outside of the United States. We had export sales of $122 for the eight months ended December 31, 2005.

Income taxes

        Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. We evaluate the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that we will realize the deferred tax assets in the future.

Stock compensation

        Effective as of the acquisition, we adopted SFAS No. 123 (Revised), Share-based Payment. SFAS No. 123R requires that all equity awards to employees be expensed over the vesting period of the award. In accordance with SFAS No. 123R, we have not recorded unvested equity interests as paid-in capital.

C.    Acquisition and Related Transactions

        On May 2, 2005, NewPage and subsidiaries funded the acquisition of the Printing and Writing Papers Business (the "predecessor") from MeadWestvaco Corporation ("MeadWestvaco") (the "acquisition"), which was deemed to have been completed on April 30, 2005. On January 14, 2005, our indirect parent, Escanaba Timber LLC ("Escanaba Timber"), and MeadWestvaco entered into an equity and asset purchase agreement (the "purchase agreement") pursuant to which we and our subsidiaries acquired the printing and writing papers group of MeadWestvaco. NewPage Holding and NewPage were incorporated on January 28, 2005 but had no operations or activities until the acquisition was completed on May 2, 2005. The purchase agreement and related documents contemplated the occurrence of the following events (collectively, the "Transactions"):

  •
  Escanaba Timber contributed $415 of cash equity, as an investment in common stock, to NewPage Holding.

  •
  NewPage Holding issued $100 of NewPage Holding PIK notes to MeadWestvaco as part of the consideration and an additional $25 of NewPage Holding PIK notes for cash. NewPage Holding contributed the net cash proceeds from the NewPage Holding PIK notes and the $415 of cash contributed by Escanaba Timber to NewPage, as an investment in the common stock of NewPage.

  •
  NewPage entered into two senior secured credit facilities, consisting of a $750 senior secured term loan and a $350 senior secured asset-based revolving credit facility.

  •
  NewPage issued $225 of floating rate senior secured notes due 2012 and $350 of 10% senior secured notes due 2012.

  •
  NewPage issued $200 of 12% senior subordinated notes due 2013.

  •
  NewPage paid approximately $2,060 for MeadWestvaco's Printing and Writing Papers Group, excluding fees and expenses, of which $1,960 was paid in cash and $100 was paid in the form of NewPage Holding PIK notes.

        The consolidated balance sheet in these financial statements include the assets acquired and liabilities assumed of MeadWestvaco's printing and writing papers business and reflect an allocation of purchase price based on fair values at the date of acquisition. The acquisition of the printing and writing papers business by NewPage and the timber business by our parent, Escanaba Timber, were acquired under one purchase agreement. The allocation of the purchase price to each entity was made in proportion to each entity's share of the fair value of the total assets acquired and not based on the individual entity's issuance of consideration to MeadWestvaco. The resulting purchase price allocated to NewPage is less than the sum of the payments made through NewPage to MeadWestvaco because the relative fair value of the assets acquired by NewPage to the fair value of the total assets acquired was in a different proportion than the payments made by NewPage and Escanaba Timber. This difference is recorded as a reduction of $129 from the cash capital contribution from Escanaba Timber and a corresponding reduction in the value allocated to long-term assets. The following shows the reconciliation of the purchase price paid by NewPage to the net purchase price allocation allocated to NewPage:

Cash paid for acquisition disclosed in statement of cash flows	$1,974
NewPage Holding PIK notes issued to MeadWestvaco (net of discount)	86

Total paid for acquisition	2,060
Excess of cash contributed from Escanaba Timber over fair value of assets acquired	(129)

Net purchase price allocated	$1,931

        A summary of the purchase price allocated to NewPage for the fair value of the assets acquired and the obligations assumed at the date of the acquisition is presented below.

Accounts receivable	$198
Inventory	466
Other current assets	3
Property, plant and equipment	1,442
Intangible assets	26
Other assets	68

Total assets acquired	2,203
Accounts payable	(126)
Other current liabilities	(86)
Other long-term obligations	(60)

Total liabilities assumed	(272)

Net purchase price allocated	$1,931

        The following table summarizes selected unaudited pro forma consolidated statements of operations data of the predecessor for the years ended December 31, 2005 and 2004 as if the acquisition had been completed at the beginning of the year.

Unaudited pro forma financial data	2005	2004
Net sales	$1,863	$1,779
Net income (loss)	(85)	(353)
Net income (loss) per basic and diluted share (in dollars) (Note Q)	(1.88)	(7.79)

        This selected unaudited pro forma consolidated financial data is included only for the purposes of illustration and does not necessarily indicate what the operating results would have been if the acquisition had been completed on such date. Moreover, this information does not necessarily indicate what our future operating results will be. This information includes eight months of actual data in 2005 for the period subsequent to the date of the acquisition. For periods prior to the acquisition, the unaudited pro forma information includes allocations to the predecessor of certain expenses maintained by MeadWestvaco for periods after the date of the acquisition.

D.    Inventories

        Inventories as of December 31, 2005, consist of:

Finished and in-process goods	$242
Raw materials	45
Stores and supplies	56

$343

        If inventories had been valued at current costs, they would have been valued at $330 at December 31, 2005. During the eight months ended December 31, 2005, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing at the acquisition date as compared with the cost of purchases, the effect of which increased cost of goods sold and net loss by approximately $1.

E.    Property, Plant and Equipment

        Property, plant and equipment as of December 31, 2005, consist of:

Land and land improvements	$99
Buildings	115
Machinery and other	1,238
Construction in progress	48

1,500
Less: accumulated depreciation	(92)

$1,408

F.    Intangibles and Other Assets

        Intangibles and other assets as of December 31, 2005, consist of:

Commodity basket option contract	$47
Financing costs (net of accumulated amortization of $5)	43
Prepaid pension asset	36
Intangibles—
Customer relationships (net of accumulated amortization of $1)	25
Other	38

$189

        Amortization expense was $10 for the eight months ended December 31, 2005. Amortization expense for the next five years is expected to be $16 in 2006, $16 in 2007, $16 in 2008, $13 in 2009 and $12 in 2010.

G.    Derivative Financial Instruments

        As of May 2, 2005, we entered into a commodity basket option contract with J. Aron & Company, an affiliate of Goldman, Sachs & Co., as part of the Transactions and paid a premium of $72 for the contract, which was the fair value of the option at inception. This commodity basket option contract is a purchased basket of options on a mix of natural gas, market pulp and the Euro. While the commodity basket option contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the commodity basket option contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. Because of the uncertainty of future correlation, we do not apply hedge accounting treatment for this contract and record changes in the fair value of the contract in other (income) expense. Other (income) expense for the eight months ended December 31, 2005, includes an unrealized loss of $25 determined based on the mark-to-market value of the option contract.

        As of June 30, 2005, we entered into two interest rate swap agreements and one interest rate cap agreement to hedge the variability of cash flows on a portion of our variable-rate debt. We entered into a $150 notional amount interest rate swap expiring June 2009 and a $150 notional amount interest rate swap expiring June 2010. We purchased a $150 notional amount interest rate cap with a cap rate of 4.50% that expires June 2008 for $1.

H.    Accrued Expenses

        Accrued expenses as of December 31, 2005, consist of:

Payroll and employee benefit costs	$38
Accrued interest	28
Accrued rebates and allowances	15
Other	21

$102

I.    Long-Term Debt

        In conjunction with the acquisition, we issued $1,805 of long-term debt on May 2, 2005. The initial balances and the balances as of December 31, 2005 are as follows:

	December 31, 2005	May 2, 2005
NewPage Corporation:
Revolving senior secured credit facility	$46	$175
Term loan senior secured credit facility	748	750
Floating rate senior secured notes	225	225
10% senior secured notes (face amount $350; effective interest rate of 10.25%)	346	346
12% senior subordinated notes (face amount $200; effective interest rate of 12.25%)	198	198
NewPage Holding Corporation:
Senior unsecured PIK notes (face amount $134 and $125)	122	111

Total long-term debt, including current portion	1,685	1,805
Current portion of long-term debt	8	8

Long-term debt	$1,677	$1,797

        We incurred $48 of financing fees related to the issuance of the above debt. In addition, we recognized an expense of $11 after the acquisition related to bridge financing commitment fees. We will amortize the remainder of the financing costs to interest expense over the terms of the related debt issues.

        Principal payments on long-term debt for the next five years are payable as follows: $8 in 2006, $8 in 2007, $8 in 2008, $8 in 2009 and $230 in 2010.

Senior Secured Credit Facilities

        The senior secured credit facilities consist of a senior secured term loan of $750 and a senior secured revolving credit facility of $350. Subject to customary conditions, including the absence of defaults under the revolving facility, amounts available under the revolving facility may be borrowed, repaid and re-borrowed, including in the form of letters of credit and swing line loans, until the maturity date thereof. The revolving facility was partially utilized to fund the acquisition and pay related expenses, and may be utilized to fund our working capital, to fund permitted acquisitions and capital expenditures, and for other general corporate purposes. The availability under our revolving credit facility is reduced by our outstanding letters of credit, which totaled $24 at December 31, 2005. The amount of loans and letters of credit available to us pursuant to the revolving facility is limited to the lesser of $350 or an amount determined pursuant to a borrowing base. The borrowing base at any time will be equal to 85% of the book value of our and our subsidiaries' eligible account receivables, plus the lesser of (i) 75% of the lower of cost or market value of our and our subsidiaries' eligible inventory or (ii) 85% of the "net cost recovery percentage" of our and our subsidiaries' eligible inventory, minus certain reserves established by the collateral agent under the revolving facility. The collateral agent has the right to change these advance rates under certain circumstances. The eligibility of accounts receivable and inventory for inclusion in the borrowing base is determined in accordance with certain customary criteria specified pursuant to the revolving facility. For purposes of the borrowing base, "net cost recovery percentage" is the percentage determined by dividing the amount that would be recovered in an orderly liquidation of the inventory, as determined from the most recent inventory appraisal conducted under the terms of the revolving facility, by the cost of the inventory covered by such appraisal. Based on availability under the borrowing base as of December 31, 2005, we had $242 of additional borrowing availability under the revolving senior secured credit facility. Unless terminated earlier, the revolving facility matures at May 1, 2010. Amounts outstanding under our revolving facility initially bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus an applicable margin (initially 1.00%), or (ii) LIBOR plus an applicable margin (initially 2.00%). Our weighted-average interest rate on the outstanding balance at December 31, 2005 was 6.82%. Certain customary fees are payable to the lenders and the agents under the senior secured credit facilities, including, without limitation, a commitment fee for our revolving facility based upon non-use of available funds and letter of credit fees and issuer fronting fees.

        The senior term facility matures at May 1, 2011 and will amortize in 20 consecutive equal quarterly installments in an aggregate annual amount equal to 1% of the original principal amount of the senior term facility during the first five years thereof, with the balance payable in four equal quarterly installments in year six. The senior term facility is subject to mandatory prepayment with, in general, (i) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (ii) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (iii) 50% of the net cash proceeds of equity offerings; (iv) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the term facility); and (v) 75% of our excess cash flow, as defined in the senior secured credit facility (declining in stages to zero, in accordance with a leverage ratio test). The loans under the senior term facility bear interest, at our option, at a rate per annum equal to either: (i) the base rate plus 2.00%, or (ii) LIBOR plus 3.00%. Our weighted-average interest rate on the outstanding balance at December 31, 2005 was 7.56%.

        The senior secured credit facilities are jointly and severally guaranteed by our parent and each of our domestic subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the revolving facility a first priority security interest in and lien on our and our domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries. Subject to certain customary exceptions, we and each of the guarantors granted to the lenders under the term facility (i) a first priority security interest in and lien on substantially all of our and our domestic subsidiaries' present and future property and assets (other than cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent and our guarantor domestic subsidiaries), including the capital stock of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiaries, if any, as well as our capital stock owned by our parent and (ii) a second priority security interest in and lien on our and our domestic subsidiaries' present and future cash, deposit accounts, accounts receivable, inventory and intercompany debt owed to us, our parent or our guarantor domestic subsidiaries.

        The senior secured credit facilities contain various customary affirmative and negative covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities. In addition, under the senior term facility (and under the revolving facility to the extent that our unused borrowing availability under the revolving facility plus excess cash are below $40 for 10 consecutive business days), we are required to comply with specified financial ratios and tests, including a minimum interest and fixed charge coverage ratios, maximum senior and total leverage ratios and maximum capital expenditures.

Floating Rate and 10% Senior Secured Notes

        We issued $350 face value of 10% senior secured notes and $225 of floating rate senior secured notes. The senior secured notes mature on May 1, 2012. Interest on the 10% senior secured notes accrues at the rate of 10% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. Interest on the 10% senior secured notes is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the floating rate senior secured notes accrues at a rate per annum, reset quarterly, equal to LIBOR (4.25% at December 31, 2005) plus 6.25%. We pay interest on the floating rate senior secured notes quarterly, in arrears, on every February 1, May 1, August 1 and November 1.

        The senior secured notes are secured on a second-priority basis by liens on all of the assets of the Company and the guarantors other than the collateral securing the revolving senior credit facility and the stock of our subsidiaries; are subordinated, to the extent of the value of the assets securing such indebtedness, to the senior secured credit facility; are senior in right of payment to our existing and future subordinated indebtedness, including the senior subordinated notes; and are jointly and severally unconditionally guaranteed by our domestic subsidiaries.

        At any time prior to May 1, 2008, we may redeem up to 30% of the 10% senior secured notes at a redemption price of 110% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. At any time prior to May 1, 2009, we may also redeem all or a part of the 10% senior secured notes at a redemption price equal to 100% plus a "make-whole" premium. On or after May 1, 2009, we may redeem all or a part of the 10% senior secured notes at an initial redemption price of 106%. At any time prior to May 1, 2008, we may redeem up to 30% of the floating rate senior secured notes at a redemption price of 100%, plus LIBOR on the date of redemption, plus 6.25% with the net cash proceeds of one or more Equity Offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more Equity Offerings by a direct or indirect parent of the Company. On or after May 1, 2009, we may redeem all or a part of the floating rate senior secured notes at an initial redemption price of 103%. If a Change of Control occurs, each holder of senior secured notes has the right to require us to repurchase all or any part of that holder's senior secured notes at 101% of the face value.

        The senior secured notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

12% Senior Subordinated Notes

        We issued $200 face value of senior subordinated notes that mature on May 1, 2013. The senior subordinated notes are general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt, including the senior secured notes and borrowings under the senior secured credit facilities. Interest on the senior subordinated notes accrues at the rate of 12.0% per annum and is payable semi-annually in arrears on May 1 and November 1, commencing on November 1, 2005. The senior subordinated notes are jointly and severally guaranteed by each of our domestic subsidiaries.

        At any time prior to May 1, 2008, we may redeem up to 30% of the senior subordinated notes at a redemption price of 112% with the net cash proceeds of one or more equity offerings by the Company or a contribution to the common equity capital of the Company from the net proceeds of one or more equity offerings by a direct or indirect parent of the Company. At any time prior to May 1, 2009, we may also redeem all or a part of the senior subordinated notes at a redemption price equal to 100% plus a "make-whole" premium. On or after May 1, 2009, we may redeem all or a part of the senior subordinated notes at an initial redemption price of 106%. If a Change of Control occurs, each holder of the senior subordinated notes has the right to require us to repurchase all or any part of that holder's senior subordinated notes at 101% of the face value.

        The senior subordinated notes contain various customary covenants (subject to customary exceptions and certain existing obligations and liabilities), including, but not limited to, restrictions on our ability and the ability of our subsidiaries to (i) dispose of assets, (ii) incur additional indebtedness and guarantee obligations or issue preferred stock, (iii) repay other indebtedness, (iv) pay certain restricted payments and dividends, (v) create liens on assets or prohibit the creation of liens on assets, (vi) make investments, loans or advances, (vii) restrict distributions to our company from our subsidiaries, (viii) make certain acquisitions, (ix) engage in mergers or consolidations, (x) enter into sale and leaseback transactions, (xi) engage in certain transactions with subsidiaries that are not guarantors of the senior secured credit facilities or with affiliates or (xii) amend the terms of the notes and otherwise restrict corporate activities.

NewPage Holding Senior Unsecured PIK Notes

        In addition to the above financings, NewPage Holding issued $125 of NewPage Holding PIK notes due 2013, including $100 issued to MeadWestvaco as part of the consideration for the acquisition. Interest on the NewPage Holding PIK notes accrues at a rate per annum, reset semi-annually, equal to LIBOR plus 7.0% (11.45% at December 31, 2005). Interest on the NewPage Holding PIK notes compounds semi-annually, and is payable by the issuance of additional NewPage Holding PIK notes until maturity. The NewPage Holding PIK notes are unsecured and are not guaranteed.

        On or after May 1, 2006, NewPage Holding may redeem all or part of the NewPage Holding PIK notes at specified redemption prices. If at any time from and including August 1, 2005 to and excluding May 1, 2006, NewPage Holding issues capital stock, other than capital stock the proceeds of which are used to cure a breach by the Company under one or more of the financial covenants under its senior secured credit facilities, NewPage Holding will be required to use the net proceeds from such issuance to redeem the NewPage Holding PIK notes. Upon a change of control, as defined in the NewPage Holding PIK note indenture, and certain asset sales, holders of the NewPage Holding PIK notes will have the right to require NewPage Holding to repurchase all or part of the holder's NewPage Holding PIK notes.

        The NewPage Holding PIK note indenture contains various customary negative covenants, including restrictions on our ability and the ability of our subsidiaries to (i) incur indebtedness, (ii) allow liens to exist, (iii) permit restrictions to exist on dividends by our subsidiaries, (iv) merge, consolidate or sell assets and (v) enter into transactions with affiliates. The covenants applicable to us and our subsidiaries are substantially the same as the corresponding covenants contained in the indenture for the senior subordinated notes. Additionally, the NewPage Holding PIK note indenture contains restrictions on NewPage Holding's ability to (i) incur additional indebtedness other than (a) NewPage Holding PIK notes paid as interest and (b) guarantees of the debt obligations of subsidiaries of NewPage Holding and (ii) pay dividends. The NewPage Holding note indenture contains customary events of default.

J.    Income Taxes

        The principal current and noncurrent deferred tax assets and liabilities are as follows:

December 31, 2005
Deferred tax assets:
Intangible assets	$79
Compensation-related costs	23
Net operating loss carryforwards	9
Other accruals and reserves	20

Total deferred tax assets	131
Valuation allowance	(26)

Net deferred tax assets	105
Deferred tax liabilities:
Property, plant and equipment	(97)
Inventory	(6)
Other	(6)

Total deferred tax liabilities	(109)

Net deferred liability	$(4)

Included in the balance sheet:
Other current assets—deferred tax asset	$4
Noncurrent assets—deferred tax asset	8
Noncurrent net deferred tax liability	(16)

Net deferred liability	$(4)

        The significant components of the income tax provision (benefit) are as follows:

Eight Months Ended December 31, 2005
Deferred:
U.S. federal	$(20)
State and local	(7)

Benefit for deferred income taxes	(27)
Valuation allowance	26

(1)
Allocation to loss from discontinued operations	3
Allocation to other comprehensive income	3

Income tax (benefit)	$(7)

        The following table summarizes the major differences between the actual income tax provision (benefit) attributable to continuing operations and taxes computed at the U.S. federal statutory rate:

Eight Months Ended December 31, 2005
Income tax benefit computed at the U.S. federal statutory rate of 35%	$(28)
State and local income taxes, net of federal benefit	(5)
Valuation allowance	26

Income tax (benefit)	$(7)

Effective tax rate	9.6%

        The federal net operating loss carryforward at December 31, 2005, was $21 and is available to reduce federal taxable income through 2025. For the period subsequent to the acquisition, we have recorded a valuation allowance against our net deferred tax assets for federal income taxes and for certain states since it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our current period loss and our predecessor's history of losses over the past three years. In accordance with SFAS No. 109, we have allocated $3 of tax expense to other comprehensive income and $3 of tax expense to income from discontinued operations and the corresponding offsets as an allocation to tax benefit from continuing operations.

K.    Equity

        In conjunction with the acquisition, we received an equity investment of $415 in common stock from our parent, Escanaba Timber. We have 45,288,000 shares issued and outstanding of $0.01 par value common stock. See Note Q.

        As discussed in Note C, the allocation of the purchase price to Escanaba Timber and NewPage was made in proportion to each entity's share of the fair value of the total assets acquired and not based on the individual legal entity's issuance of consideration to MeadWestvaco. Below is a reconciliation between the $415 equity investment and the amount recorded in additional paid-in capital:

Equity contribution from Escanaba Timber	$415
Unvested restricted equity awards	(2)

Proceeds from capital contributions	413
Excess consideration contributed from Escanaba Timber over fair value of assets acquired	(129)

Proceeds from capital contributions in statement of stockholder's equity	$284

Equity Awards

        Certain members of our management and our chairman were granted Class A Common Percentage Interests and Class B Common Percentage Interests of Maple Timber Acquisition LLC (our ultimate parent) (the "Management Interests") relating to our business. The equity interests of Maple Timber Acquisition LLC are classified into two separate series: one relating to our business and one relating to the business of Escanaba Timber. The series of equity interests relating to our business consists of Class A Common Percentage Interests, Class B Common Percentage Interests and Preferred Percentage Interests. The Class A and Class B Common Percentage Interests participate in distributions only after holders of the Preferred Percentage Interests have received a return of their capital plus a preferred return thereon. Additionally, the Class B Common Percentage Interests will participate in the equity of our business only after the Class A Common Percentage Interests have received $200 in distributions. Of the Management Interests, 50% will vest over time; 20% vesting at the close of the acquisition, 40% vesting at December 31, 2006 and the other 40% vesting at December 31, 2007. The other 50% of the Management Interests will vest only if performance targets are met during 2006 and 2007. All Management Interests will vest only to the extent the employee remains employed by us on each vesting date or, if our chairman remains chairman of our company on each vesting date. However, all Management Interests will automatically vest upon a "change of control" or an "initial public offering." The fair value of the restricted Management Interests granted to our members of management and our chairman totaled $2. We have recognized expense of $1 during the eight months ended December 31, 2005, and will recognize the additional compensation expense over the vesting periods with the offset recorded as an increase in additional paid-in capital. Furthermore, certain other members of our management were issued options to purchase Class A Common Percentage Interests that only vest upon the occurrence of a "change of control" or an "initial public offering." These options expire after ten years from the date of issuance.

L.    Retirement and Other Postretirement Benefits

        At the acquisition we assumed certain retirement obligations for active hourly employees and received related retirement plan assets. Plan assets were measured as of September 30, 2005. We do not expect to contribute to the plan during 2006 as a result of the overfunded status of the plan.

        At the acquisition we assumed certain postretirement health care obligations for active employees. We provide health care benefits for retirees prior to their reaching age 65. We fund the postretirement health care benefits on a pay-as-you-go basis so that our contributions are equal to the benefits paid to participants. For 2006, we expect the required employers' contribution to be $1.

        We also sponsor defined contribution plans for certain employees, which provide for company contributions of a specified percentage of each employee's total compensation. Certain of these plans include a discretionary profit-sharing component that varies depending on the achievement of certain objectives. During the eight months ended December 31, 2005, we incurred expenses of $10 for contributions to the defined contribution benefit plans.

        The funded status of the defined benefit plans at December 31, 2005, were as follows:

	Retirement Plan	Post-retirement Plan
Obligations assumed from acquisition	$259	$29
Service cost	8	1
Interest cost	9	1
Benefits paid	(5)	—
Plan amendments	2	—
Actuarial (gains) losses	(19)	(1)

Benefit obligation at end of period	254	30
Fair value of plan assets acquired	303	—
Return on plan assets	7	—
Benefits paid	(5)	—

Fair value of plan assets at end of period	305	—

Funded status	51	(30)
Unrecognized prior service cost	2	—
Unrecognized net actuarial (gains) losses	(10)	(1)

Prepaid asset (accrued liability)	43	(31)
Allocated to discontinued operations	7	(8)

Prepaid asset (accrued liability)—long-term asset (liability)	$36	$(23)

Weighted-average assumptions:
Discount rate	5.71%	5.30%
Long-term rate of return on plan assets	7.40%	—

        The assumed discount rates used in determining the benefit obligations were determined by reference to the yield on zero-coupon corporate bonds rated Aa or AA maturing in conjunction with the expected timing and amount of future benefit payments.

        We have invested plan assets in a mix of equity securities and debt securities. The expected long-term rate of return for the plan's total assets is based on the expected return of each of the above categories, weighted based on the target allocation for each class. Equity securities are expected to return 7% to 11% over the long-term, while debt securities are expected to return between 4% and 6%. The Committee expects that the Plan's asset managers will provide a modest (0.5% to 1.0% per annum) premium to the respective market benchmark indices. The following is schedule of the investment allocation at September 30, 2005, and the expected returns by security type:

	Target Allocation	Plan Asset Allocation	Weighted- Average Return
Equity securities	70%	71%	7.70%
Debt securities	27	26	5.20
Other	3	3	4.30

Total	100%	100%	7.40%

        Plan assets will be managed as a balanced portfolio comprised of two major components: an equity portion and a fixed income portion. The expected role of Plan equity investments will be to invest in well-diversified portfolios of domestic and international stocks. The role of fixed income investments will be to invest in well-diversified portfolios of debt instruments that the average weighted duration should not exceed the duration of the Lehman Brothers Aggregate Index by more than two years. The Committee will review this investment policy statement at least once per year. In addition, the portfolio will be reviewed quarterly to determine the deviation from target weightings and will be rebalanced as necessary.

        The postretirement benefit plan utilized a weighted-average assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) of 12.0% for 2006 and decreasing 1.0% per year to an ultimate trend rate of 5.0% in 2013 and remaining at that level thereafter. A one percentage point increase in the assumed health care cost trend rate would have increased the accumulated benefit obligation by $2 at December 31, 2005, and the interest and service cost would have been less than $1 higher for the year ended December 31, 2005. A one percentage point decrease in the assumed health care cost trend rate would have decreased the accumulated benefit obligation by $2 at December 31, 2005, and the interest and service cost would have been less than $1 lower for the year ended December 31, 2005.

        A summary of the components of net periodic costs for the eight months ended December 31, 2005, is as follows:

	Retirement Plan	Post- retirement Plan
Service cost	$8	$1
Interest cost	9	1
Expected return on plan assets	(16)	—

Net periodic costs	$1	$2

Weighted-average assumptions:
Discount rate	5.25%	5.25%
Long-term rate of return on plan assets	8.00%	—

        Future benefit payments for the plans for each of the next five years and for the five years thereafter are expected to be paid as follows:

	Retirement Plan	Post- retirement Plan
2006	$12	$1
2007	13	1
2008	16	2
2009	18	3
2010	19	3
2011 though 2015	113	22

M.    Commitments and Contingencies

Contingencies

        Claims have been made against us for the costs of environmental remedial measures taken or to be taken. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. We are involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

Commitments

        We are party to fiber supply agreements whereby we are entitled to purchase minimum volumes of wood at market prices for periods through 2026, with renewal periods at our option. We are required to purchase minimum levels and have optional volumes that we can purchase under some of the agreements. The agreements include limitation of damages sections under which our maximum potential damages for default are based on a price per ton of wood not delivered, unless the failure is the result of a force majeure event that would have prevented either party from performing its obligations. The aggregate maximum amount of potential damages declines from approximately $19 per year in 2006 and totals an aggregate of $245 for all periods. These contracts are assignable by either party with mutual consent.

        On August 31, 2005, we entered into a Master Services Agreement with Accenture LLP. Under the agreement, Accenture will provide information technology services necessary to support our operations through January 31, 2012 and human resources services necessary to support our operations through January 31, 2013, at specified monthly base prices (with incremental charges for additional services provided) plus transition charges. The information technology services include development, maintenance and support of our software, mainframe, server, managed network and application management systems. Accenture is also obligated to support and maintain third-party software and hardware currently used in our operations. The human resource services include maintenance and support of employee benefits, payroll and tax services. The base price for services under the agreement is approximately $30 annually. We may terminate the agreement after two years by providing Accenture at least 12 months prior notice and payment of a termination fee, which varies depending on the termination date, but not to exceed $15 for termination of the information technology services and $3 for termination of the human resources services. Additionally, Accenture may immediately terminate the agreement in the event that we materially breach any of our duties and/or obligations under the agreement and fail to cure such breach within 30 days. In addition, if Accenture fails to perform its services at or above fixed service levels, we have the ability to terminate the information technology services portion of the agreement.

Operating Leases

        The Company leases certain buildings, transportation equipment and office equipment under operating leases with terms of one to 10 years. Rental expense for the eight months ended December 31, 2005 was $7. The following is a schedule by year of future annual minimum lease payments under non-cancelable operating leases as of December 31, 2005:

2006	$5
2007	3
2008	1
2009	1
2010	1
Thereafter	1

$12

N.    Related Party Transactions

        At the time of the acquisition, we entered into fiber supply agreements with our direct parent, Escanaba Timber LLC, whereby we were entitled to purchase wood fibers from them at prevailing market rates. During the eight months ended December 31, 2005, we made purchases of $15 from them. In addition, we provide certain management services to them, including human resources, information technology and accounting. Our billings to them for these services were not significant. As of December 31, 2005, Escanaba Timber has sold substantially all of its timberlands. The acquirers have assumed the commitments under the fiber supply agreements and we have negotiated certain revisions to the agreements. We received $4 for changes made to a fiber supply agreement in conjunction with one of Escanaba Timber's dispositions. We have accounted for this payment as an additional capital contribution from Escanaba Timber.

        We are the general partner and have a 30% interest in Rumford Cogeneration Company, L.P., a limited partnership which operates the cogeneration facility located at the Rumford, Maine, paper mill. Sales of byproducts and charges for management services to the limited partnership were $36 for the eight months ended December 31, 2005. Purchases from the limited partnership were $32 for the eight months ended December 31, 2005. Distributions received from the limited partnership were $8 for the eight months ended December 31, 2005.

        Cerberus Capital Management, L.P., our equity sponsor, retains consultants that specialize in operations management and support and who provide Cerberus with consulting advice concerning portfolio companies in which funds and accounts managed by Cerberus or its affiliates have invested. From time to time, Cerberus makes the services of these consultants available to Cerberus portfolio companies. We believe that the terms of these consulting arrangements are materially consistent with those terms that would have been obtained in an arrangement with an unaffiliated third party. We reimbursed Cerberus at the time of the acquisition of our business from MeadWestvaco for $1 of costs and expenses incurred in connection with the acquisition on our behalf by Cerberus. We have normal purchases and sales arrangements with other entities that are owned or controlled by Cerberus. We believe that these transactions are at arms' length terms and are not material to our results of operations or financial position. An affiliate of Cerberus was paid a fee by Escanaba Timber in connection with the Transactions.

O.    Sale of Hydroelectric Facilities

        On January 7, 2006, Rumford Falls Power Company, an indirect wholly-owned subsidiary of NewPage, entered into a definitive agreement with Brascan Power Inc. to sell two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine, for a cash sales price of $144. The transaction is expected to close in the second quarter of 2006. We have classified these assets as held and used as of December 31, 2005 as approval for the sale did not occur prior to December 31, 2005. The major class of assets to be sold consists of property, plant and equipment with a book value of approximately $80.

P.    Sale of Carbonless Paper Business

        Effective April 1, 2006, we sold our carbonless paper business, including our paper mill in Chillicothe, Ohio and a converting facility in Fremont, Ohio to P.H. Glatfelter Company for a cash sales price of $80, subject to a working capital adjustment. We continued to classify the assets as held and used at December 31, 2005 as approval for the sale did not occur prior to December 31, 2005. In the quarter ended March 31, 2006, we began reporting the carbonless paper business as a discontinued

operation. The following shows the approximate book value of the major classes of assets and liabilities as of December 31, 2005 that were disposed of as part of the sale:

Accounts receivable	$43
Inventory	94
Other current assets	2
Property, plant and equipment	6
Prepaid pension asset	7

Total assets	152
Accounts payable	(22)
Other current liabilities	(34)
Other long-term obligations	(10)

Total liabilities	(66)

Net assets	$86

Q.    Subsequent Event

        NewPage Holding filed a registration statement on Form S-1 with the Securities and Exchange Commission on April 18, 2006 relating to an initial public offering of its common stock. There can be no assurance whether we will complete the offering at all or what the terms of the offering will be.

        In accordance with SFAS No. 128, Earnings per Share, we have added disclosures for earnings per share in conjunction with the filing of the registration statement on Form S-1. Basic net income (loss) per common share are computed by dividing net income (loss) by the weighted average number of common shares outstanding. No potentially dilutive options or shares have been issued. In conjunction with the initial public offering, the authorized shares have been increased to 400,000,000 shares (100,000,000 preferred shares and 300,000,000 common shares) and a one to 452,880 common stock split was declared and became effective as of July 20, 2006. All share and per share information has been adjusted to reflect these actions.

R.    Recently Issued Accounting Standards

        In July 2005, the Emerging Issues Task Force issued EITF Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company, L.P., a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. This issue is effective for fiscal years beginning after December 15, 2005 (as of January 1, 2006 for us). This Statement will require that we consolidate the limited partnership, but it is not expected to have a material effect on our financial position, results of operations, or compliance with our debt covenants.

S.    Condensed Parent-Only Financial Statements

        NewPage Holding (the "Parent") has no independent assets or operations other than its investment in NewPage. The ability to repay the notes will be dependent on the ability of NewPage to distribute funds to NewPage Holding or of NewPage Holding to raise sufficient funds from issuing capital stock. Currently, NewPage's existing indebtedness prevents it from making distributions to NewPage Holding.

        The following condensed parent-only financial statements of NewPage Holding reflect majority-owned subsidiaries using the equity basis of accounting.

ASSETS
Investment in subsidiary	$347
Other assets	2

TOTAL ASSETS	$349

LIABILITIES AND STOCKHOLDER'S EQUITY
Long-term debt	$122
STOCKHOLDER'S EQUITY
Common stock	—
Additional paid-in capital	289
Accumulated deficit	(67)
Accumulated other comprehensive income	5

Total stockholder's equity	227

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$349

NEWPAGE HOLDING CORPORATION—PARENT ONLY
CONDENSED STATEMENT OF OPERATIONS
EIGHT MONTHS ENDED DECEMBER 31, 2005
(dollars in millions)

Interest expense (including $10 for amortization of debt issuance costs and debt discount and interest on NewPage Holding PIK notes)	$10
Equity in (earnings) loss of subsidiary	57

Net income (loss)	$(67)

NEWPAGE HOLDING CORPORATION—PARENT ONLY
CONDENSED STATEMENT OF CASH FLOWS
EIGHT MONTHS ENDED DECEMBER 31, 2005
(dollars in millions)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(67)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of debt issuance costs and debt discount	1
Interest expense on NewPage Holding PIK notes	9
Equity in (earnings) loss in subsidiary	57

Net cash provided by operating activities	—
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in subsidiary	(441)

Net cash used in investing activities	(441)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from capital contributions	417
Proceeds from issuance of NewPage Holding PIK notes	25
Payment of debt issuance costs	(1)

Net cash provided by financing activities	441

Net increase in cash and cash equivalents and cash and cash equivalents at end of period	$—

SUPPLEMENTAL INFORMATION:
Non-cash transaction—Issuance of NewPage Holding PIK Notes to MeadWestvaco Corporation as consideration	$100

* * * * *

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

JUNE 30, 2006 AND DECEMBER 31, 2005

	June 30, 2006	Dec. 31, 2005
	(dollars in millions, except per share amounts)
ASSETS
Cash and cash equivalents (Note C)	$12	$1
Accounts receivable, net	202	191
Inventories (Note D)	346	343
Other current assets	24	20
Assets of discontinued operations (Note M)	—	152

Total current assets	584	707
Property, plant and equipment, net of accumulated depreciation of $155 and $92	1,340	1,408
Intangibles and other assets (Note E)	137	189

TOTAL ASSETS	$2,061	$2,304

LIABILITIES AND STOCKHOLDER'S EQUITY
Accounts payable	$155	$162
Accrued expenses	112	102
Current maturities of long term debt (Note G)	6	8
Liabilities of discontinued operations (Note M)	—	66

Total current liabilities	273	338
Long-term debt (Note G)	1,475	1,677
Other long-term obligations	62	62
Commitments and contingencies (Note J)
Minority interest	39	—
STOCKHOLDER'S EQUITY
Common stock, 300,000,000 shares authorized, 45,288,000 shares issued and outstanding, $0.01 per share par value	—	—
Additional paid-in capital	289	289
Accumulated deficit	(90)	(67)
Accumulated other comprehensive income	13	5

Total stockholder's equity	212	227

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$2,061	$2,304

See notes to condensed consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS (unaudited)

FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005

	First Half Ended June 30, 2006	Two Months Ended June 30, 2005
	(dollars in millions, except per share amounts)
Net sales	$997	$279
Cost of sales	883	259
Selling, general and administrative expenses	60	17
Interest expense (including $14 and $4 for amortization of debt issuance costs and debt discount, interest on NewPage Holding PIK notes and $11 for write-off of bridge financing costs in 2005)	86	38
Other (income) expense, net (Notes F and L)	(24)	19

Income (loss) from continuing operations before taxes	(8)	(54)
Income tax (benefit)	—	—

Income (loss) from continuing operations	(8)	(54)
(Loss) from discontinued operations (Note M)	(15)	(5)

Net income (loss)	$(23)	$(59)

Income (loss) per share—basic and diluted (Note O):
Income (loss) from continuing operations	$(0.19)	$(1.19)
(Loss) from discontinued operations	(0.33)	(0.10)

Net income (loss)	$(0.52)	$(1.29)

Basic and diluted weighted average number of common shares outstanding (in thousands) (Note O)	45,288	45,288

See notes to condensed consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (unaudited)
FIRST HALF ENDED JUNE 30, 2006

	Common Stock				Accumulated Other Comprehensive Income
			Additional Paid-in Capital	Accumulated Deficit		Comprehensive Income (Loss)
	Shares	Amount
	(dollars in millions, shares in thousands)
Balance at December 31, 2005	45,288	$—	$289	$(67)	$5
Net income (loss)				(23)		$(23)
Change in unrealized gain on cash-flow hedges					8	8
Equity awards (Note H)			7
Loan to Maple Timber Acquisition			(7)

Balance at June 30, 2006	45,288	$—	$289	$(90)	$13	$(15)

See notes to condensed consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005

	First Half Ended June 30, 2006	Two Months Ended June 30, 2005
	(dollars in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(23)	$(59)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Loss on discontinued operations	15	5
Depreciation and amortization	73	27
Amortization of debt issuance costs and debt discount and write-off of bridge financing costs in 2005	6	13
Interest expense on NewPage Holding PIK notes	8	2
Gain on sale of assets	(66)	—
Unrealized loss on option contracts	46	20
LIFO effect	(3)	—
Equity award expense	7	—
Change in operating assets and liabilities	(15)	—
Net cash flows of discontinued operations	(10)	3

Net cash provided by operating activities	38	11
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for acquisition	—	(1,994)
Proceeds from sale of assets	226	—
Capital expenditures	(38)	(9)
Cash paid for option contracts	—	(73)
Net cash flows of discontinued operations	(1)	(3)

Net cash provided by (used in) investing activities	187	(2,079)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	—	413
Proceeds from issuance of long-term debt and initial draw of revolver	—	1,719
Payment of debt issuance costs	—	(58)
Distributions from Rumford Cogeneration to limited partners	(5)	—
Loan to Maple Timber Acquisition (Note H)	(7)	—
Payments on long-term debt	(166)	—
Net borrowings (payments) on revolving credit facility	(46)	(5)

Net cash provided by (used in) financing activities	(224)	2,069
Increase in cash and cash equivalents from initial consolidation of Rumford Cogeneration	10	—

Net increase in cash and cash equivalents	11	1
Cash and cash equivalents at beginning of period	1	—

Cash and cash equivalents at end of period	$12	$1

SUPPLEMENTAL INFORMATION—
Cash paid for interest	$72	$—

See notes to condensed consolidated financial statements.

NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005

(dollars in millions)

A.    BASIS OF PRESENTATION

        NewPage Holding Corporation ("NewPage Holding") and its subsidiaries are engaged in the manufacturing, marketing and distribution of coated paper primarily used for commercial printing, magazines, catalogs, textbooks and labels. Our products include coated papers, uncoated papers and market pulp production manufactured at four U.S. mills and supported by multiple distribution and converting locations. We operate within one operating segment. The consolidated financial statements include the accounts of the NewPage Holding and its majority-owned or -controlled subsidiaries. All intercompany transactions and balances have been eliminated. Unless otherwise noted, the terms "we," "our," and "us," refer to NewPage Holding Corporation and its consolidated subsidiaries. Unless otherwise noted, the terms "Company" and "NewPage" refer to NewPage Corporation and its consolidated subsidiaries.

        In July 2005 the Emerging Issues Task Force issued EITF Issue 04-5, Investor's Accounting for an Investment in a Limited Partnership When the Investor Is the Sole General Partner and the Limited Partners Have Certain Rights. This issue clarifies and changes the accounting for investments by general partners in limited partnerships and states that general partners are presumed to control the partnership absent certain rights of the limited parties. This issue affects the accounting for our minority ownership interest in Rumford Cogeneration Company, L.P. ("Rumford Cogeneration"), a limited partnership created to generate power for us and for third-party sale, for which we are the general partner. Prior to January 1, 2006 we accounted for this investment using the equity method of accounting. As of January 1, 2006 we consolidated the partnership. The following shows the effects of the initial consolidation at January 1, 2006:

Cash and equivalents	$10
Property, plant and equipment, net	39
Other assets (equity method investment)	(3)
Accounts payable and accrued expenses	(2)
Minority interest	(44)

$—

        Effective April 1, 2006, we completed the previously announced sale of our carbonless paper business, which comprised our carbonless paper segment, to P.H. Glatfelter Company. In the quarter ended March 31, 2006 we began reporting the carbonless paper business as a discontinued operation. See Note M for further information.

        The balance sheet as of December 31, 2005 is condensed financial information derived from the audited balance sheet, but does not include all disclosures required by accounting principles generally accepted in the United States. The interim financial statements are unaudited. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States and, in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for a fair presentation in accordance with accounting principles generally accepted in the United States for the periods presented. Certain information and footnote disclosures normally included in annual financial statements presented in accordance with accounting principles generally accepted in the United States have been condensed or omitted. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the annual financial statements and notes thereto as of and for the eight months ended December 31, 2005 included in our registration statement on Form S-1, as amended.

B.    ACQUISITION

        On May 2, 2005, NewPage and subsidiaries acquired the Printing and Writing Papers Business (the "predecessor") from MeadWestvaco Corporation ("MeadWestvaco") for $2,060 (the "acquisition"), which was deemed to have been completed on April 30, 2005.

C.    CASH AND CASH EQUIVALENTS

        In conjunction with the initial consolidation of Rumford Cogeneration we have included cash and cash equivalents of the partnership in the consolidated cash and cash equivalents. There are no compensating balance arrangements or legal restrictions on the cash and cash equivalents of the partnership, however substantially all of the consolidated cash and cash equivalents at June 30, 2006 are the property of Rumford Cogeneration and are not available to NewPage Holding or NewPage for debt service or other purposes until distributed from the partnership to its partners.

D.    INVENTORIES

        Inventories as of June 30, 2006 and December 31, 2005 consist of:

	June 30, 2006	Dec. 31, 2005
Finished and in-process goods	$243	$242
Raw materials	46	45
Stores and supplies	57	56

	$346	$343

        If inventories had been valued at current costs, they would have been valued at $333 and $330 at June 30, 2006 and December 31, 2005.

E.    INTANGIBLES AND OTHER ASSETS

        Intangibles and other assets as of June 30, 2006 and December 31, 2005 consist of:

	June 30, 2006	Dec. 31, 2005
Commodity basket option contract	$2	$47
Financing costs (net of accumulated amortization of $11 and $5)	37	43
Prepaid pension asset	35	36
Intangibles—customer relationships (net of accumulated amortization of $2 and $1)	24	25
Other	39	38

	$137	$189

F.    DERIVATIVE FINANCIAL INSTRUMENTS

        As of May 2, 2005, we entered into a commodity basket option contract with J. Aron & Company, an affiliate of Goldman, Sachs & Co., and paid a premium of $72 for the contract, which was the fair value of the option at inception. This commodity basket option contract is a purchased basket of options on a mix of natural gas, market pulp and the Euro. While the commodity basket option contract was designed to help protect against decreases in the North American prices of coated paper by reference to the prices of natural gas and market pulp, and material decreases in the value of the Euro relative to the U.S. dollar, there is no assurance that the commodity basket option contract will actually protect us against any such price decreases or that the historical level of correlation will continue during the three-year period of the contract. Because of the uncertainty of future correlation, we do not apply hedge accounting treatment for this contract and record changes in the fair value of the contract in other (income) expense. Other (income) expense for the first half ended June 30, 2006 and the two months ended June 30, 2005 include non-cash losses of $45 and $20 determined based on the mark-to-market value of the option contract.

G.    LONG-TERM DEBT

        The balances of long-term debt as of June 30, 2006 and December 31, 2005 are as follows:

	June 30, 2006	Dec. 31, 2005
NewPage Corporation:
Revolving senior secured credit facility (LIBOR plus 2.00%)	$—	$46
Term loan senior secured credit facility (LIBOR plus 3.00%)	582	748
Floating rate senior secured notes (LIBOR plus 6.25%)	225	225
10% senior secured notes (face amount $350)	346	346
12% senior subordinated notes (face amount $200)	198	198
NewPage Holding Corporation:
Senior unsecured PIK notes (face amount $142 and $134; LIBOR plus 7.00%)	130	122

Total long-term debt, including current portion	1,481	1,685
Current portion of long-term debt	6	8

Long-term debt	$1,475	$1,677

        All of our assets are pledged as collateral under our various debt agreements. See our registration statement on Form S-1 for further details on our debt agreements.

        In April 2006, we permanently reduced the commitment under the revolving senior secured credit facility from $350 to $275. This reduction brings the revolver commitment in line with the borrowing base availability under the revolving senior secured credit facility after completion of the sale of the carbonless paper business effective April 1, 2006. Included in interest expense for the first half ended June 30, 2006 is $1 for write-off of deferred financing costs related to the amount of the reduction in the revolver commitment.

H.    EQUITY AWARD EXPENSE AND REPURCHASE

        Included in selling, general and administrative expenses for the first half ended June 30, 2006 is $7 of equity award expense, including $6 for the repurchase of unvested equity interests granted to our former chief executive officer, Peter H. Vogel, Jr., at the acquisition. Under a Repurchase Agreement dated April 5, 2006 between Maple Timber Acquisition LLC, our indirect parent, and Mr. Vogel, Maple Timber agreed to repurchase all of Mr. Vogel's Paper Class A Common Percentage Interests and Paper Class B Common Percentage Interests for an aggregate of $7 on May 16, 2006, subject to the satisfaction of certain conditions. We loaned $7 to Maple Timber in the second quarter ended June 30, 2006 to enable Maple Timber to satisfy its repurchase obligations. This has been recorded as a reduction in shareholder's equity as repayment is not assured.

I.    RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

        A summary of the components of net periodic pension cost for the defined benefit retirement plans is as follows:

	First Half Ended June 30, 2006	TwoMonths Ended June 30, 2005
Service cost	$5	$2
Interest cost	7	2
Expected return on plan assets	(11)	(4)

Net periodic costs	1	—
Curtailment loss	2	—
Settlement loss	5	—
Less—allocated to discontinued operations	(7)	—

Net cost allocated to continuing operations	$1	$—

        A summary of the components of net periodic postretirement benefit cost for the postretirement health care and life insurance benefits plans is as follows:

	First Half Ended June 30, 2006	TwoMonths Ended June 30, 2005
Service cost	$1	$—
Interest cost	1	—

Net periodic costs	2	—
Settlement gain	(8)	—
Less—allocated to discontinued operations	7	—

Net cost allocated to continuing operations	$1	$—

J.    COMMITMENTS AND CONTINGENCIES

        Claims have been made against us for the costs of environmental remedial measures taken or to be taken. Reserves for such liabilities have been established and no insurance recoveries have been anticipated in the determination of the reserves. We are involved in various other litigation and administrative proceedings arising in the normal course of business. Although the ultimate outcome of such matters cannot be predicted with certainty, we do not believe that the currently expected outcome of any matter, lawsuit or claim that is pending or threatened, or all of them combined, will have a material adverse effect on our financial condition, results of operations or liquidity.

K.    INCOME TAXES

        We have recorded a valuation allowance against our net deferred tax assets for federal income taxes and for certain states since it is more likely than not that we will not realize these benefits, as defined in SFAS No. 109, as a result of the negative evidence presented by our and our predecessor's history of losses over the past three years.

L.    SALE OF HYDROELECTRIC FACILITIES

        On June 8, 2006, Rumford Falls Power Company, an indirect wholly-owned subsidiary of NewPage, completed the sale of two hydroelectric generating facilities located on the Androscoggin River in Rumford, Maine to Brookfield Power Inc. (formerly known as Brascan Power, Inc.) for a cash sales price of $144. Included in other income (expense) for the first half ended June 30, 2006 is a gain on the sale of $66.

M.    SALE OF CARBONLESS PAPER BUSINESS

        Effective April 1, 2006, we completed the sale of our carbonless paper business to P.H. Glatfelter Company for a cash sales price of $80, subject to a working capital adjustment. P.H. Glatfelter has recently informed us that they believe they are due a working capital adjustment of approximately $2. We are currently investigating the validity of this claim. Based on our calculations, which we have submitted to P.H. Glatfelter, we are seeking a working capital adjustment in our favor. The amount of the working capital adjustment remains subject to review and acceptance under the terms of the asset purchase agreement.

        Net sales of the carbonless paper business (included in discontinued operations) were $106 and $73 for the first half ended June 30, 2006 and the two months ended June 30, 2005. Included in the loss from discontinued operations for the first half ended June 30, 2006 is $18 of charges related to the sale of the business, including curtailment and settlement costs related to employee benefit plans.

N.    INITIAL PUBLIC OFFERING

        NewPage Holding filed a registration statement on Form S-1 with the Securities and Exchange Commission on April 18, 2006 relating to an initial public offering of its common stock. There can be no assurance whether we will complete the offering or what the terms of the offering will be.

O.    EARNINGS PER SHARE

        Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding. No potentially dilutive options or shares have been issued. The authorized shares have been increased to 400,000,000 shares (100,000,000 preferred shares and 300,000,000 common shares) and a one to 452,880 common stock split was declared and became effective as of July 20, 2006. All share and per share information has been adjusted to reflect this split.

P.    RECENTLY ISSUED ACCOUNTING STANDARDS

        In July 2006, the Financial Accounting Standards Board issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition, measurement and disclosure of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 is effective for us as of January 1, 2007 and we are evaluating the effect of adoption.

        In June 2006, the Emerging Issues Task Force issued EITF Issue 06-3, How Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). The Task Force concluded that entities should disclose their accounting policy for taxes imposed on a specific revenue-producing transaction between a seller and a customer. We present such taxes on a net basis in our statement of operations. This issue has no effect on our financial position, result of operations or liquidity.

* * * * *

PROSPECTUS DATED SEPTEMBER 13, 2006

$125,000,000

NewPage Holding Corporation

Offer to Exchange

$125,000,000 in Aggregate Principal Amount of
Floating Rate Senior PIK Notes due 2013, Series B for
$125,000,000 in Aggregate Principal Amount of
Floating Rate Senior PIK Notes due 2013, Series A,
plus notes issued in respect of interest, including Special Interest

PROSPECTUS

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of our company have not changed since the date hereof.

Until December 12, 2006 (90 days from the date of this prospectus), all dealers effecting transactions in the Securities, whether or not participating in this exchange offer, may be required to deliver a prospectus.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Company
The Acquisition and Related Transactions
Our Industry
Business Strategy
Business Strengths
Recent Developments
Risk Factors
Organizational Structure
Our Equity Sponsor
Our Corporate Information
THE EXCHANGE OFFER
SUMMARY TERMS OF NEW NOTES
Summary Historical and Pro Forma Combined Financial Data
RISK FACTORS
INFORMATION ABOUT THE TRANSACTION
MARKET SHARE, RANKING AND OTHER DATA
FORWARD-LOOKING STATEMENTS
THE TRANSACTIONS
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA COMBINED FINANCIAL DATA AND OTHER PRO FORMA INFORMATION
UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS (dollars in millions)
SELECTED FINANCIAL INFORMATION AND OTHER DATA
RATIO OF EARNINGS TO FIXED CHARGES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
Results of Operations
Liquidity and Capital Resources
Qualitative And Quantitative Disclosure About Market Risk
Critical Accounting Estimates
THE EXCHANGE OFFER
INDUSTRY OVERVIEW
BUSINESS
Business Strategy
Business Strengths
Products
Manufacturing
Raw Materials and Suppliers
Customers
Sales, Marketing and Distribution
Competition
Information Technology Systems
Intellectual Property
Employees
Environmental and Other Governmental Regulations
Properties and Facilities
Legal Proceedings
MANAGEMENT
Summary Compensation Table
Committees of the Board of Directors
Equity Incentive Plan
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF THE NEW NOTES
CERTAIN MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS
General
U.S. Holders
Non-U.S. Holders
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
NEWPAGE HOLDING CORPORATION INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) PREDECESSOR COMBINED STATEMENTS OF OPERATIONS (dollars in millions, except per share amounts)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) PREDECESSOR COMBINED BALANCE SHEET (dollars in millions)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) PREDECESSOR STATEMENTS OF CHANGES IN COMBINED EQUITY (dollars in millions)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) PREDECESSOR COMBINED STATEMENTS OF CASH FLOWS (dollars in millions)
PRINTING AND WRITING PAPERS BUSINESS (A BUSINESS OF MEADWESTVACO CORPORATION) PREDECESSOR NOTES TO COMBINED FINANCIAL STATEMENTS (dollars in millions)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS EIGHT MONTHS ENDED DECEMBER 31, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEET
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY EIGHT MONTHS ENDED DECEMBER 31, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF CASH FLOWS EIGHT MONTHS ENDED DECEMBER 31, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS EIGHT MONTHS ENDED DECEMBER 31, 2005 (dollars in millions)
NEWPAGE HOLDING CORPORATION—PARENT ONLY CONDENSED STATEMENT OF OPERATIONS EIGHT MONTHS ENDED DECEMBER 31, 2005 (dollars in millions)
NEWPAGE HOLDING CORPORATION—PARENT ONLY CONDENSED STATEMENT OF CASH FLOWS EIGHT MONTHS ENDED DECEMBER 31, 2005 (dollars in millions)
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited) JUNE 30, 2006 AND DECEMBER 31, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF OPERATIONS (unaudited) FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (unaudited) FIRST HALF ENDED JUNE 30, 2006
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited) FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005
NEWPAGE HOLDING CORPORATION AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FIRST HALF ENDED JUNE 30, 2006 AND TWO MONTHS ENDED JUNE 30, 2005 (dollars in millions)